As filed with the Securities and Exchange Commission on March 16, 2023
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
Under Schedule B
of the Securities Act of 1933

The State Treasury of the Republic of Poland
(Name of Registrant)
Consul General of the Republic of Poland
233 Madison Avenue
New York, NY 10016
(Name and address of authorized agent in the United States)
It is requested that copies of notices and communications
from the Securities and Exchange Commission be sent to:
Melissa Butler, Esq.
Doron Loewinger, Esq.
White & Case LLP
5 Old Broad Street
London EC2N 1DW
United Kingdom

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
The securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.
CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Debt Securities	U.S.$8,000,000,000	100%	U.S.$8,000,000,000	U.S.$881,600

(1)
Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.

(2)
Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of U.S.$214,219 have already been paid with respect to unsold securities registered pursuant to the Registration Statement under Schedule B of the Securities Act of 1933 filed by the State Treasury of the Republic of Poland on September 6, 2022 (333-267287) and are being carried forward. The filing fee of U.S.$881,600 due for this Registration Statement is partially offset against the registration fees previously paid. The remaining portion of the filing fees associated with this registration statement in the amount of U.S.$667,381 have been paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CROSS-REFERENCE SHEET
The following are cross references between Schedule B of the Securities Act of 1933 and the Prospectus and the Registration Statement:
Schedule B Item	Heading in Prospectus or location in Registration Statement
1	Cover Page
2	Use of Proceeds
3	Public Debt; Tables and Supplementary Information
4	Public Debt
5	Public Finance
6	*
7	Authorized Agent in the United States
8	*
9	*
10	Plan of Distribution*
11	**
12	Validity of the Securities
13	*
14	**

*
Information to be provided from time to time in the prospectus supplements and/or pricing supplements to be delivered in connection with any offering of debt securities.

**
Information included in Part II of this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MARCH 16, 2023
THE STATE TREASURY
of
THE REPUBLIC OF POLAND
Represented by
The Minister of Finance
Debt Securities
The State Treasury of the Republic of Poland may offer up to U.S.$8,000,000,000 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The securities will be unconditional, unsecured and general obligations of the Republic of Poland. The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Poland and will be backed by the full faith and credit of the Republic of Poland.
The State Treasury of the Republic of Poland will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

           , 2023

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that the State Treasury of the Republic of Poland (known as the “State Treasury”) filed with the Securities and Exchange Commission (the “SEC”), under a “shelf” registration process. Under this shelf registration process, the State Treasury may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of U.S.$8,000,000,000. This prospectus provides you with basic information about the Republic of Poland (“Poland”), and a general description of the debt securities the State Treasury may offer. Each time the State Treasury sells debt securities under this shelf registration process, it will provide a prospectus supplement that will contain updated information about Poland, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement. References herein to the prospectus are also to the relevant prospectus supplement.
Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.
All references to “U.S. dollars”, “USD” or “U.S.$” in this prospectus are to United States dollars, all references to “złoty” or “PLN” are to Polish złoty, all references to “EUR” are to the euro, the currency of the adopting member states of the European Union (the “EU”) and all references to “CHF” are to Swiss francs. All currency conversions in this prospectus are at the National Bank of Poland’s official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period.
For your convenience, the State Treasury has converted certain amounts from złoty into U.S. dollars at the average exchange rate for each relevant period or the exchange rate in effect on a given date. The following table sets forth the złoty to U.S. dollar, the złoty to euro and the U.S. dollar to euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated.
	2018	2019	2020	2021	2022
	(PLN per U.S.$)(1)
Year end	3.7597	3.7977	3.7584	4.0600	4.4018
Average for year	3.6134	3.8395	3.8993	3.8629	4.4607
	(PLN per EUR)(1)
Year end	4.3000	4.2585	4.6148	4.5994	4.6899
Average for year	4.2623	4.2980	4.4448	4.5674	4.6869
	(U.S.$ per EUR)(2)
Year end	1.1456	1.1227	1.2230	1.1318	1.0698
Average for year	1.1817	1.1194	1.1410	1.1830	1.0534

(1)
Source: National Bank of Poland

(2)
Source: Federal Reserve Bank of New York

For information on the convertibility of the złoty, see “Balance of Payments and Foreign Trade —  Exchange Rate Policy”.
Poland’s Government budgets on a calendar year basis and, accordingly, quarterly data represent the relevant quarters of a calendar year.
Official economic data in this prospectus may not be directly comparable with data produced by other sources. Although a range of government ministries and other public bodies, including the State Treasury, the National Bank of Poland (“NBP”) and the Central Statistical Office, produce statistics on Poland and its economy, there can be no assurance that these statistics are comparable with those compiled by other bodies, or in other countries, which may use different methodologies. You should be aware that figures relating to Poland’s Gross Domestic Product (“GDP”) and many other figures relating to Poland’s national accounts and economy cited in this prospectus have been prepared in accordance with European Union

i

standards as implemented in Poland (the European System of National and Regional Accounts 2010 (“ESA 2010”), unless otherwise stated — see “Public Finances”) and may differ from figures prepared by other bodies, which may use a different methodology. The existence of an unofficial or unobserved economy may affect the accuracy and reliability of statistical information. You should also be aware that none of the statistical information in this prospectus has been independently verified.
Totals in certain tables in this prospectus may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this prospectus are estimates prepared in accordance with procedures customarily used in Poland for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this prospectus.
Unless otherwise stated, all references to increases or decreases in GDP are to increases or decreases in real GDP, that is, to increases or decreases in nominal GDP adjusted to reflect the rate of inflation over the relevant period. References to the inflation rate are, unless otherwise stated, to the annual percentage change calculated by comparing the consumer price index (“CPI”) of a specific month against the index for the same month in the immediately preceding year.
This prospectus includes forward-looking statements. All statements other than statements of historical fact included in this prospectus regarding, among other things, Poland’s economy, budget, fiscal condition and policies, politics, debt or prospects may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “project”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “could”, “should”, “would” or the like. Although the State Treasury believes that the expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to be correct. The State Treasury undertakes no obligation to update the forward-looking statements contained in this prospectus or any other forward-looking statement included herein.
Poland’s long-term foreign currency and local currency debt is rated by certain rating agencies. You should be aware that a credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Any adverse change in Poland’s credit rating could adversely affect the trading price of securities issued by Poland under the shelf registration process to which this prospectus relates.
You should rely only on the information contained or incorporated by reference in this prospectus, any supplement to this prospectus or any free writing prospectus that we provide to you. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any of our securities in any jurisdiction in which such offer or solicitation would be unlawful.
Poland’s internet address is http://www.poland.pl and the Ministry of Finance’s internet address is http://www.mf.gov.pl. The information contained on or accessible from our websites does not constitute a part of this prospectus and is not incorporated by reference herein.

MIFID II PRODUCT GOVERNANCE/TARGET MARKET
The prospectus supplement in respect of any debt securities offered under this shelf registration process may include a legend entitled “MiFID II Product Governance” which will outline the target market assessment in respect of the debt securities being offered and which channels for distribution of the debt securities are appropriate. Any person subsequently offering, selling or recommending the debt securities (a “distributor”) should take into consideration the target market assessment; however, a distributor subject to Directive 2014/65/EU (as amended, “MiFID II”) is responsible for undertaking its own target market assessment in respect of the debt securities (by either adopting or refining the target market assessment) and determining appropriate distribution channels.
A determination will be made in relation to each offering about whether, for the purpose of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the “MiFID Product Governance Rules”), any underwriter subscribing for any debt securities is a manufacturer in respect of such debt securities, but otherwise none of the underwriters, dealers or agents or any of their respective affiliates will be a manufacturer for the purpose of the MIFID Product Governance Rules.

UK MiFIR PRODUCT GOVERNANCE / TARGET MARKET
The prospectus supplement in respect of any debt securities may include a legend entitled “UK MiFIR Product Governance,” which will outline the target market assessment in respect of the debt securities being offered and which channels for distribution of the debt securities are appropriate. Any person subsequently offering, selling or recommending the debt securities (a “distributor”) should take into consideration the target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the debt securities (by either adopting or refining the target market assessment) and determining appropriate distribution channels.
A determination will be made in relation to each offering about whether, for the purpose of the UK MiFIR Product Governance Rules, any underwriter subscribing for any debt securities is a manufacturer in respect of such debt securities, but otherwise none of the underwriters, dealers or agent or any of their respective affiliates will be a manufacturer for the purpose of the UK MiFIR Product Governance Rules.

v

USE OF PROCEEDS
Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from the sale of securities will be used to finance Poland’s state budget or for general financing purposes. See “Public Finance”.

THE REPUBLIC OF POLAND
Overview
Poland is one of the largest countries in Central Europe with a total territory (comprising land area, internal waters and territorial sea) of 322,719 square kilometers. Situated on the Baltic Sea, Poland has a coastline of 661 kilometers and is bordered by Germany, the Czech Republic, the Slovak Republic, Ukraine, Belarus, Lithuania and the Russian Federation. Poland’s terrain is comprised largely of lowlands traversed by its main river, the Vistula, with lakes, rivers and marshes across the northern and central regions, and several mountain ranges, including the Tatras, in the south. Poland has more than 94,429 square kilometers of forest (approximately 30.2 percent of Poland’s total land area) and 135,668 square kilometers of arable land (approximately 43.4 percent of Poland’s total land area).
With a population of approximately 37.8 million in 2022, Poland is also one of the most populous countries in Central Europe. Population density is estimated at approximately 121 persons per square kilometer, with approximately 59.8 percent of the population living in urban areas. Warsaw, the capital of Poland and its largest city, has an estimated population of 1.795 million. There are 13 other urban centers that each have populations in excess of 200,000.
Poland is an ethnically and religiously homogeneous country. Approximately 97.1 percent of the population is ethnically Polish and approximately 98.2 percent of the population speaks Polish at home. Germans constitute the largest national minority, numbering approximately 142,000 persons, concentrated principally in Silesia. Smaller national groups have cultural ties to neighboring states such as Belarus, Ukraine and Lithuania. Currently, as a result of the Russian invasion in Ukraine, Poland is also hosting around one million refugees from Ukraine. It is estimated that approximately 93.0 percent of the population is Roman Catholic.
A map of Poland is shown below:

N Poland
Baltic Sea
RUSSIA
Vilnius
LITHUANIA
54°
Gdynia
Gdańsk
Elbląg
Olsztyn
Szczecin
Bialystok
Bydgoszcz
Thorun
BELARUS
Gorzów Wielkopolski
Berlin
Poznań
Warsaw (Warszawa)
GERMANY
POLAND
Lódź
UKRAINE
Radom
Lublin
Wroclaw
Częstochowa
Kielce
Walbrzych
Prague (Praha)
Zabrze
Sosnowiec
Katowice
Kraków
50°
CZECH REPUBLIC
SLOVAKIA
0 50 100 mi
0 50 100 km
16°
20°

Recent Developments
Poland and the Russian aggression in Ukraine
Throughout 2021, the Russian military build-up on the border of Ukraine escalated tensions between Russia and Ukraine and strained bilateral relations. These events continued in 2022 with Russia commencing a full-scale military invasion of Ukraine in February 2022. On February 21, 2022, Russian President Vladimir Putin recognized the independence of two self-proclaimed “republics” created during the Ukrainian war by Russian-backed separatists in eastern Ukraine: the Donetsk People’s Republic (“DPR”) and the Lugansk People’s Republic (“LPR”). Russia, Syria and North Korea are currently the only three countries that recognize the independence of the DPR and LPR. Under international law, both “republics” are in Ukrainian territory. On February 24, 2022, Russia invaded Ukraine, thereby starting its military aggression. In the following months, the invasion continued, with fighting and bombings taking place in most Ukrainian cities. As a result of the invasion there has been an influx of more than four million Ukrainian refugees fleeing into Poland with over a half of this number having already left Poland. As of the date of this prospectus, the invasion is still ongoing.
The US, the UK and the EU have adopted sanctions aimed at freezing the assets of certain prominent Russian and Belarusian politicians and oligarchs. They have also placed sanctions on the Russian central bank and removed some of the country’s lenders from the SWIFT global payments system, in addition to other economic sanctions, as further detailed below. Other sanctions imposed on Russia include, among others, sanctions on Russian banks and companies and travel bans for certain individuals. Multiple countries, including all the EU countries, have closed their airspace to Russian airplanes and airlines. Germany has also indefinitely postponed certification of the Nord Stream 2 pipeline, a completed, but not yet operational, Baltic Sea gas pipeline which connects mainland Russia with Germany.
In March 2022, additional measures, including restrictions targeting the Belarusian financial sector and trade restrictions for iron, steel and luxury goods were introduced by the EU. The EU also adopted a ban on all transactions with certain state-owned enterprises, the provision of credit rating services to any Russian person or entity and new investments in the Russian energy sector.
In April 2022, further EU sanctions on Russia were introduced, including, among others, a ban on imports of coal and other solid fossil fuels from Russia, imports of other goods such as wood, cement, seafood and liquor and exports to Russia of jet fuel and other goods. All Russian vessels were banned from accessing EU ports and Russian and Belarusian road transport operators were banned from entering the EU.
In June 2022, the EU introduced a ban on imports of crude oil and refined petroleum products from Russia, with limited exceptions, a SWIFT ban for additional banks and a suspension of broadcasting in the EU for additional Russian state-owned media outlets. In July 2022, further EU sanctions were introduced, including a new prohibition on purchasing, importing or transferring Russian-origin gold, including jewelry. Following the sanctions, many European companies have already exited Russia or Belarus and more exits could follow. If the Russian invasion does not end, more severe sanctions could be expected.
In April 2022, the EU approved the immediate disbursement of EUR 3.5 billion to EU countries welcoming refugees, as part of the EU’s efforts to support Ukraine after Russia’s invasion. Poland was one of the beneficiaries of the funding.
On April 26, 2022, Gazprom informed Polskie Górnictwo Naftowe i Gazownictwo S.A. (Polish Oil and Gas Company, “PGNiG”) of its intention to completely halt deliveries under the Yamal contract starting from April 27, 2022, in connection with a dispute over ruble payments. Since then, Gazprom has halted gas deliveries to many other European countries. In May 2022, the Polish Government terminated the Yamal contract. On July 14, 2022, Gazprom retroactively declared the occurrence of an event of force majeure concerning supplies from June 14, 2022, and announced to its European customers that it could not guarantee gas supplies because of extraordinary circumstances, as Nord Stream 1, the key pipeline delivering Russian gas to Germany and beyond, was undergoing 10 days of annual maintenance. The Nord Stream 1 pipeline has been shut down since it was damaged in September 2022. At the end of last year the new Baltic Pipe gas transmission pipeline was operationalized. Poland no longer receives Russian natural gas — it has been replaced by deliveries by Baltic Pipe, imports of LNG directly and via Lithuania, and deliveries from other EU countries. Domestic gas production has also continued.
On June 23, 2022, EU leaders granted EU candidate status to Ukraine.
In July 2022, the EU adopted another package of sanctions including, among others, a ban on the import of all gold originating from Russia and exported from Russia, reinforcement of export controls on dual use and advanced technology which may contribute to Russia’s military and technological enhancement or the development of its defense and security sector, a ban on Russian-flagged vessels entering EU ports and further expansion of financial sanctions targeting legal persons, entities and bodies established in third-party countries and majority-owned by Russian nationals or natural persons residing in Russia.
On July 14, 2022, Poland became a signatory of the Joint Declaration of support for Ukraine’s application before the International Court of Justice against Russia. The issue of violations of international law in the course of Russia’s ongoing aggression against Ukraine is also being analyzed by the European Court of Human Rights (Complaint No. 11055/22 Ukraine v. Russia) and the Prosecutor of the International Criminal Court on the basis of the referral of the situation in Ukraine by 43 states, including Poland. During the course of the Russian aggression in Ukraine, Poland has been actively supporting Ukraine, both financially and by other means, including humanitarian help and sheltering refugees. According to the Convergence Programme 2022 Update the cost of assistance to Ukrainian citizens is estimated at PLN 11.3 billion in 2022.
In October 2022, the EU adopted its eighth package of sanctions including, among others, new export and import restrictions, as well as a price cap for Russian oil exports. The geographical scope of the restrictive measures in response to the recognition of the non-Ukrainian government controlled areas of the Donetsk and Luhansk oblasts of Ukraine and Russia’s military action in those areas has been extended to cover all the areas of Ukraine which are not fully controlled by the Ukrainian government, i.e., the oblasts of Donetsk, Luhansk, Zaporizhzhia and Kherson.
The ninth package of sanctions was adopted by the EU in December 2022 and it covers, among others, adding almost 200 additional individuals and entities to the list of persons subject to asset freezing, further enhancement of EU export bans (on, e.g., drone engines, camouflage gear, additional chemical/biological equipment, riot control agents and additional electronic components found in Russian military systems on the battlefield), additional transaction bans for Russian banks and bans on Russian media outlets.
The latest, tenth package of sanctions was adopted by the EU in late February 2023 and it covers, among others, adding about 120 additional individuals and entities to the sanctions list and imposing additional EU export bans (on, e.g., electronic components used in Russian weapons systems such as drones, missiles, helicopters and other vehicles). The export bans are also imposed on goods that can be easily redirected to be used to support the Russian war effort and certain high-revenue goods such as bitumen and related materials like asphalt and synthetic rubber and carbon blacks. The package also enhances the sanctions on the Russian financial sector and envisages certain other measures.
Russian military aggression against Ukraine has contributed to a sharp rise in global commodity prices, which, together with the factors that had already boosted price growth, are pushing up prices across an increasingly broader group of goods and services. Core inflation in Poland in December 2022 amounted to 11.5 percent. After eleven increases in NBP interest rates (bringing the reference rate to 6.75 percent) the Monetary Policy Council (the “MPC”) has paused the monetary tightening cycle. If interest rates were to rise further it could restrain consumption and investment more than expected. Higher interest rates also pose a risk for the banking sector’s financial stability as the interest rate on most mortgage loans for households is determined according to the variable interest rate and such loans represent a significant part of banks’ assets.
Since February 24, 2022, more than 8.8 million people (mainly women and children) have come from Ukraine to Poland and approximately 7.1 million people have traveled from Poland to Ukraine, including men who returned to Ukraine to join the country’s defense. Some of the refugees that arrived from Ukraine have left Poland and moved to other countries. Currently, Poland is hosting around one million refugees from Ukraine. As a result of the war and migration processes, Poland may face significant skills mismatches in the labor market — labor shortages in traditionally male-dominated industries, such as construction and transport, and an increase of labor supply in service industries, such as trade and restaurants, which are traditionally female-dominated industries. In the medium to long term, however, the influx of Ukrainian citizens may have a positive effect on the Polish economy by partially reducing the negative impact of aging on labor supply in Poland and GDP growth. The integration of refugees into the labor market is being facilitated by the similarity of language and culture and an existing network of contacts due to earlier migrations of Ukrainians. As a result of the Russian aggression in Ukraine, the outlook for the Polish economy has deteriorated markedly amid exceptionally high uncertainty. The effects of the sanctions imposed on Russia, in particular with regard to the supply of energy resources to EU countries, are currently the main negative factor in the balance of risks. Unprecedented uncertainty, in particular connected with the inflation caused by the Russian aggression in Ukraine and possible shortages of energy resources caused by the sanctions and delivery suspensions, will also weigh heavily on household and business confidence. The situation in Ukraine will also likely slow GDP growth in Poland.
Significant military spending in 2022 and 2023
As a response to the increase of external risks driven by the Russian invasion of Ukraine, in March 2022 the Parliament passed the Homeland Defense Act (the “Homeland Defense Act”) aimed at changing the organization of the Polish armed forces and financing spending on defense in general, with the main focus on modernization. The Homeland Defense Act replaced 14 other bills regulating the organization of national defense.
Under the Homeland Defense Act, spending on defense and modernization of the military will increase as a ratio of GDP from the planned 2.2 percent in the 2022 budget to 3.0 percent starting from 2023. To increase the flexibility of financing defense spending, a special fund has been established in Bank Gospodarstwa Krajowego (“BGK”) called the Armed Forces Support Fund whose main task is the funding of expensive, long-term programs to modernize the Polish military. The main sources of revenue of the Fund are the issuance of bonds by BGK (guaranteed by the State Treasury), transfer of Treasury bonds and subsidies from the state budget.
Constitution, Government and Political Parties
The Constitution and Political System
Under the Constitution adopted in 1997, a bicameral Parliament (comprising an upper chamber, known as the Senate, and a lower chamber, known as the Sejm) is elected for a four-year term in general elections and, with respect to the Sejm only, using a system of proportional representation. The Sejm consists of 460 members and the Senate consists of 100 members. Generally, electoral rules for the Sejm stipulate that a minimum of 5.0 percent share of the popular vote must be gained by a party (8.0 percent for party coalitions) to gain seats. Under the Constitution, fascist, communist and racist political parties are banned. All legislation must be approved by the Sejm and the Senate, and signed by the President. In addition, the Sejm has the power to overrule the Senate by an absolute majority vote and to overrule the President by a 60.0 percent majority vote comprising at least half the total number of deputies. The President, with the approval of the Senate, or the Sejm, may call a referendum on matters of fundamental importance to the country.
The Constitution also establishes the independence of the NBP, Poland’s central bank, which is responsible for maintaining the value of the national currency, the Polish złoty. The Constitution also grants the NBP the exclusive power to set and implement monetary policy. Under the Constitution, the Government is prohibited from incurring loans or issuing guarantees or sureties if, as a result, public debt would exceed 60 percent of GDP. There are also certain budget-related requirements that apply if public debt exceeds 43, 48 or 55 percent of GDP. See “Public Debt — Debt Management.” Under Article 220, paragraph 2 of the Constitution, a budget act may not provide for the financing of the budget deficit by the NBP. These limitations are intended to safeguard the fiscal health of the economy.
Under the Constitution, the President is directly elected for a five-year term and may be re-elected only once. Presidential powers include the right to initiate legislation, to veto certain legislative acts and, in certain instances, to dissolve Parliament. The President’s power to dissolve Parliament is limited to instances where the Sejm fails to present the annual budget act for the President’s signature within four months of receipt thereof from the Government, or where the Sejm fails to pass a vote of confidence in the Government following attempts to nominate a government in the manner provided for in the Constitution. The President commands the armed forces, represents the State in its foreign relations, appoints judges at the request of the National Council of the Judiciary (the “NCJ”) and nominates the Prime Minister, who is subsequently approved by the Sejm by means of a vote of confidence. At the President’s request, the Sejm appoints the president of the NBP.
The Prime Minister is the head of the Council of Ministers and is responsible for forming the Government, which must then receive a vote of confidence from the Sejm. The Council of Ministers runs internal and foreign affairs of the State.
Poland is divided into 16 provinces, known as voivodships, headed by provincial governors known as voivodes (appointed by the Government), who represent the Government at the voivodship level. There are also three levels of independent territorial self-government: voivodships (headed by 16 marshals), 314 powiats and 66 cities with powiat status and 2,477 basic units of locally elected governments, known as gminas. Marshals and heads of powiats are elected by the voivodship assembly while heads of gminas are elected by popular vote. All of the self-governing entities are financially autonomous and independent of each other and of the Government. The voivode ensures that the local regulations are not in conflict with the national law. The self-governing entities are financed by a share of national taxes, state subsidies and by their own revenues, such as local taxes and fees. The gminas are entitled under the Constitution to exercise powers that are not designated as powers of other public authorities.
Judicial authority is vested in the Supreme Court and the common courts (appellate, regional and lower courts), the administrative courts (the Primary Administrative Court and voivodship administrative courts) and the military courts. A separate Constitutional Tribunal has jurisdiction over all matters relating to constitutional issues.
Current Government and Politics
The most recent presidential election concluded on July 12, 2020, after two rounds. The two competing candidates were Andrzej Duda (the incumbent President of Poland) of the Law and Justice (“PiS”) party, and Rafal Trzaskowski (mayor of Warsaw) of the Civic Platform (“PO”) party. Andrzej Duda won the election with 51.03 percent of the vote and assumed office on August 6, 2020. The next presidential election is scheduled for 2025.
The most recent Parliamentary elections were held on October 13, 2019. Following those elections, PiS received 43.59 percent of the vote, PO 27.40 percent, Sojusz Lewicy Demokratycznej (Democratic Left Alliance that in 2021 merged with Wiosna into Nowa Lewica (Lewica), the New Left) 12.56 percent, the Polish People’s Party (“PSL”, a part of Koalicja Polska (Polish Coalition)) 8.55 percent and Konfederacja Wolność i Niepodległość (Konfederacja, the Liberty and Independence Confederation) 6.81 percent. In November 2019, the current Government was formed, led by the Prime Minister, Mateusz Morawiecki. The next Parliamentary elections will be held in 2023.
The following table shows a breakdown of the distribution of seats in the Sejm (by party) and the Senate (by party) as at February 16, 2023:
Sejm	Seats
Law and Justice (PiS)	228
Koalicja Obywatelska (KO)	126
Lewica	44
Koalicja Polska	24
Konfederacja	9
Polska 2050	6
Porozumienie Jarosława Gowina	4
Kukiz 15	3

Sejm	Seats
Polskie Sprawy	3
PPS	3
Wolnościowcy	3
Unaffiliated	7
Total	460
Senate	Seats
Law and Justice (PiS)	46
Koalicja Obywatelska (KO)	40
Koalicja Polska	4
Koło Senatorów Niezależnych	3
Porozumienie Jarosława Gowina	1
Polska 2050	1
PPS	2
Unaffiliated	2
Total	99*

*
Due to the death of a senator in January 2023, one seat is currently vacant.

Source: Sejm and Senate
The most recent local elections were held in November 2018, with votes spread between local committees and the main political parties. Of the two largest political parties, PiS received 34.13 percent of the national vote and 254 of 552 available seats in the voivodship assemblies, while PO received 26.97 percent of the national vote and 194 seats in the voivodship assemblies.
The next local elections were scheduled to take place in 2023; however, pursuant to the Act on Extending the Term of Office of Local Government Bodies dated September 29, 2022, which entered into force on December 9, 2022, the term of office of currently serving local government bodies was extended to April 30, 2024.
Government Policies and Legislative Agenda
Reform of the Polish judicial system
During the last few years, the Government has focused on reforms in the judicial system. These reforms have reduced judicial independence from other state bodies. As a result, the European Commission initiated an official review of Poland’s commitment to European Union standards for adherence to the rule of law.
Under Article 7 proceedings, initiated by the European Commission against Poland in December 2017, the European Council (“EC”) may rule that Poland has committed a serious and persistent breach of common EU values and decide to suspend certain rights Poland has as member of the EU, including the voting rights of the Government’s representative in the EC, and to impose economic sanctions such as limiting Poland’s access to EU funds and subsidies. As of the date of this prospectus, Article 7 proceedings are still pending. In addition, on January 1, 2021, Regulation (EU, Euratom) 2020/2092 of the European Parliament and of the Council of December 16, 2020, on a general regime of conditionality for the protection of the Union budget (“Regulation 2020/2092”) entered into force, providing the European Commission with certain measures that can be applied against Member States which breach the principle of the rule of law, including, among others, the ability to suspend payments under the EU budget.
One of the key features of the judicial reform was lowering the retirement age of judges of the ordinary courts (i.e., courts having jurisdiction over all matters save for those statutorily reserved to other courts) and public prosecutors, and the age for early retirement of judges of the Supreme Court, to 60 years for women and 65 years for men, but granting the Minister of Justice the power to extend the period of active service of judges of the ordinary courts beyond the new retirement ages.
In its judgment C-192/18 of November 5, 2019, the EU Court of Justice stated that these reforms were contrary to EU law and brought an action for failure to fulfill obligations before the EU Court of Justice. The European Commission argued that this discretionary power awarded to a member of the executive amounted to an infringement of the principle of effective legal protection which derives from EU law. Further, the European Commission argued that the discretionary power of the Minister of Justice to extend the tenure of judges without clear criteria, timeframe, or the possibility to appeal the extension infringed the principle of judicial independence in EU law. The EU Court of Justice accepted these arguments and ruled in favor of the European Commission.
Another aspect of judicial reform in Poland was the newly created Disciplinary Chamber of the Supreme Court. In November 2019, the EU Court of Justice resolved that the Supreme Court should assess whether the Disciplinary Chamber is judicially independent from legislative and executive bodies. The Disciplinary Chamber does not satisfy the requirement of judicial independence established by EU law. According to the ruling of the EU Court of Justice, if the Disciplinary Chamber does not fulfill the criterion of independence, the Supreme Court should not apply local law provisions regarding the jurisdiction of the Disciplinary Chamber as such laws are incompatible with EU legislation, which overrides local laws. On January 23, 2020, the judges of the three joint Supreme Court Chambers (Labor and Social Security, Civil Law and Criminal Law) ruled that the Disciplinary Chamber is not an independent court.
The European Commission has also questioned the manner of appointment of the members of the NCJ, which is a body that nominates judges to fill judicial vacancies. In the European Commission’s view, the Disciplinary Chamber is not independent due to the fact that its judges are appointed by the NCJ, which is subordinated to the lower house of the Polish parliament. On April 8, 2020, agreeing with the European Commission’s motion, the EU Court of Justice instructed Poland to immediately suspend applying local law provisions concerning the jurisdiction of the Disciplinary Chamber of the Supreme Court over disciplinary matters of judges.
This interim measure ordered by the EU Court of Justice applied throughout the period of the proceedings before the EU Court of Justice. On July 15, 2021, the EU Court of Justice issued a final judgment (Case C-791/19). The EU Court of Justice stated that the Disciplinary Chamber does not provide all the guarantees of impartiality and independence, and the disciplinary regime could be used in order to exert political control over judicial decisions or to exert pressure on judges with a view to influencing their decisions. Poland was obliged to take the measures necessary to rectify the situation.
On April 1, 2021, the European Commission brought an action against Poland in the EU Court of Justice for Poland’s failure to fulfill its obligations (Case C-204/21) regarding, among other things, the Disciplinary Chamber, the Extraordinary Review and Public Affairs Chamber of the Supreme Court and the ability to monitor compliance with the EU requirements relating to an independent and impartial tribunal previously established by law by the Polish national courts. Pending the judgment of the EU Court of Justice closing the proceedings, the Commission asked the EU Court of Justice to order Poland to adopt a series of interim measures and the EU Court of Justice granted the European Commission’s motion pending delivery of the final judgment.
Since Poland did not comply with its obligations under that order, on September 7, 2021, the European Commission filed a motion requesting that Poland be ordered to pay a daily penalty in an amount likely to encourage Poland to comply with the interim order as soon as possible. Maintaining that a change in circumstances had taken place following the delivery of the order dated July 14, 2021, Poland filed a motion requesting cancellation of that order. Poland’s motion was dismissed on October 6, 2021. On October 27, 2021, the EU Court of Justice ordered Poland to pay the European Commission a daily penalty in the amount of EUR 1,000,000 until Poland complies with the obligations arising from the order of July 14, 2021, or, if it fails to do so, until the date of delivery of the final judgment.
On May 7, 2021, the European Court of Human Rights ruled that Poland had violated the provisions of the European Convention on Human Rights regarding the right to a fair trial by a court established by law. Moreover, on July 22, 2021, the European Court of Human Rights ruled that the Disciplinary Chamber did not meet the requirements of a court established by law and that the National Council of the Judiciary did not guarantee sufficient independence. The European Court of Human Rights stated that the Disciplinary Chamber violated Article 6 of the Convention on Human Rights ensuring the right to a fair trial. On November 24, 2021, Poland’s Constitutional Tribunal ruled that Article 6 of the European Convention on Human Rights, insofar as it grants the European Court of Human Rights competence to assess the legality of the election of Constitutional Tribunal judges, is unconstitutional.
On August 5, 2021, the head of the Supreme Court partially suspended the Disciplinary Chamber’s operations until the issuance of a judgment of the EU Court of Justice in the matter or until November 15, 2021, if a judgment was not issued by that date.
On October 6, 2021, the EU Court of Justice issued a judgment (Case C-487/19) regarding the transfer of a judge to another division of a regional court without his consent. The EU Court of Justice found that the circumstances in which the judge of the Chamber of Extraordinary Control was nominated and who ordered dismissal of the actions against the transfer measure give rise to reasonable doubts concerning the independence of that body.
On October 7, 2021, Poland’s Constitutional Tribunal declared Articles 1, 2 and 19 of the Treaty on the European Union to be partially unconstitutional. In response, the European Commission reaffirmed the primacy of EU law and stressed that it would exercise its powers under the EU treaties to safeguard the uniform application and integrity of EU law. On October 21, 2021, the European Parliament adopted a resolution condemning the decision of the Constitutional Tribunal and called on the European Commission to take action in this matter. Currently, there is a pending infringement administrative procedure which is being led by the European Commission under Article 258 of the Treaty on the Functioning of the European Union (“TFEU”) on the fulfillment of the requirements by judges of the Constitutional Tribunal under Article 19 par. 1 of the Treaty on the European Union and the conformity of the jurisprudence of this Tribunal with general principles, including primacy of EU law. On December 22, 2021, the European Commission decided to initiate infringement proceedings against Poland due to serious concerns about judgments of the Constitutional Tribunal issued on July 14, 2021, and October 7, 2021, in which the Constitutional Tribunal found provisions of the EU treaties to be incompatible with the Constitution, explicitly questioning the principle of primacy of EU law. On February 22, 2022, Poland provided its explanations in response to the European Commission letter of formal notice. The conclusion of the response is that all obligations arising from both primary and secondary EU law remain in force and will be respected by Poland. The provisions of the Treaty on the European Union indicated in the judgment of the Tribunal of October 7, 2021, remain in force, and the judgment does not affect the application of EU law in Poland. On July 15, 2022, the European Commission provided reasoned opinion (within the meaning of Article 258 TFEU). In its response of September 14, 2022, Poland maintained its position that the judgment of the Constitutional Tribunal does not affect the application of EU law in Poland, asserting that the operative part of the judgment does not question the primacy of EU law over statutes, does not derogate EU treaties in relation to Poland, nor make it impossible for Poland to fulfill its obligations under EU law. Pursuant to Article 9 of the Constitution, Poland respects the binding international law.
In February 2022, the President of Poland proposed a law to disband the Disciplinary Chamber of the Supreme Court and to establish in its place the Chamber of Professional Responsibility with 11 judges chosen via a draw. PiS also proposed a law regarding the Disciplinary Chamber, in accordance with which the Disciplinary Chamber would be responsible for the disciplinary proceedings of professions other than that of judges (e.g. prosecutors, advocates, legal advisers or notaries public). The issue of disciplining judges would be handled directly by the Supreme Court.
On June 9, 2022, the Polish Parliament adopted the law amending the Law on the Supreme Court, which addressed the issues indicated in the judgment of July 15, 2021, in case C-791/19. The draft was signed into law by the President of Poland on June 13, 2022, and became binding on July 15, 2022.
Furthermore, on December 13, 2022, a draft act amending the Law on the Supreme Court was submitted to the Sejm. The draft provided, among others, the assignment to the Supreme Administrative Court of tasks related to exercising the function of a disciplinary court for judges of the Supreme Court and judges of common courts as well as judges of military courts. On February 9, 2023, the President refused to sign the proposed law and referred it to the Constitutional Tribunal for the Constitutional Tribunal to examine compliance of the proposed law with the Constitution. Until the conclusion of the proceedings before the Constitutional Tribunal, the proposed Law on the Supreme Court remains non-binding.
On December 22, 2022, Poland filed a complaint with the Court of the European Union against the European Commission’s decision to deduct the fines contained in the letters of October 12, 2022, and November 23, 2022, awarded in the abovementioned decision of the Vice-President of the EU Court of Justice as part of the proceedings regarding the Disciplinary Chamber.
In light of the decisions of the EU Court of Justice of July 14, 2021 and October 27, 2021, fines are payable to the European Commission until the full implementation of the interim measure. From the date of implementation of the decision of July 14, 2021, Poland asserts the European Commission should have stopped charging daily penalties and deducting them from European funds for Poland. According to the complaint, the full implementation of the measure took place on July 15, 2022, which was the date of entry into force of the Act dated June 9, 2022. Therefore, according to the complaint, the penalties calculated and deducted for the period from July 15, 2022 have no legal basis in the decision of the Court of October 27, 2021, and any decision of the European Commission regarding these penalties should be repealed. A decision with respect to this complaint is still pending.
On February 15, 2023, the European Commission decided to refer Poland to the EU Court of Justice for violations of law by Poland’s Constitutional Tribunal and Poland’s jurisprudence. The European Commission argued that the Constitutional Tribunal in its judgments of July 14, 2021, and October 7, 2021, violated the general principles of autonomy, primacy, effectiveness and uniform application of EU law, as well as the principle of binding effect of the judgments of the EU Court of Justice. The European Commission asserted that the judgments also violate Article 19(1) of the Treaty, which guarantees the right to effective judicial protection, by subjecting it to an unduly restrictive interpretation. Individuals involved in proceedings before Polish courts have thus been deprived of the full guarantees provided by this Article. The European Commission also stated that the Constitutional Tribunal no longer meets the requirements of an independent and impartial court previously established by law due to irregularities in the appointment of three judges in December 2015 and in the election of the president in December 2016.
Rating considerations
Since the mid-1990s, Poland has been assessed by rating agencies including Standard & Poor’s (“S&P”), Moody’s (“Moody’s”) and Fitch (“Fitch”). Poland’s credit rating has been upgraded several times throughout the years, in line with the country’s economic growth. On April 29, 2022, Moody’s announced a decision to keep Poland’s credit rating unchanged at the level of A2/P1 for long- and short-term liabilities, respectively. The rating’s outlook remained at a stable level. On January 13, 2023, Fitch Ratings affirmed Poland’s Long-Term Foreign-Currency (“LTFC”) Issuer Default Rating (“IDR”) as ‘A-’ with a stable outlook. On February 17, 2023, S&P announced a decision to keep Poland’s credit rating unchanged at the level of A-/A-2 for long- and short-term liabilities, respectively, in foreign currency, and A/A-1 for long- and short-term liabilities, respectively, in local currency, with a stable outlook.
International Relations and Regional Arrangements
International Relations
Poland is a founding member of the United Nations, belongs to most international organizations and maintains diplomatic relations with more than 190 countries. In 1967, Poland joined the General Agreement on Tariffs and Trade (“GATT”) and is a member of the World Trade Organization (“WTO”), the successor to GATT. In 1986, Poland rejoined the International Bank for Reconstruction and Development (“IBRD”), known as the World Bank, and the International Monetary Fund (“IMF”), having withdrawn its original memberships in 1950. Since 1987, Poland has also been a member of the International Finance Corporation (“IFC”) and the International Development Association (“IDA”). Poland became a member of the Multilateral Investment Guarantee Agency (“MIGA”) in 1990. In addition, Poland was a founding member of the European Bank for Reconstruction and Development (“EBRD”). In 1996, Poland was accepted for full membership in the Organization for Economic Co-operation and Development (“OECD”). It became a member of the European Investment Bank (“EIB”) in 2004 following its accession to the

European Union, and joined the Council of Europe Development Bank (“CEB”) in 1998. Poland is also a founding member of the Asian Infrastructure Investment Bank (“AIIB”).
On March 12, 1999, Poland became a member of the North Atlantic Treaty Organization.
Regional Arrangements
European Union Membership and Adoption of the Euro
Poland and nine other candidate countries signed the Accession Treaty with the European Union (the “Accession Treaty”) on April 16, 2003, in Athens. The Accession Treaty was ratified by all EU members and candidate countries and came into force on May 1, 2004.
The Accession Treaty, together with the Treaty on the EU and the Treaty on the Functioning of the EU, constitutes the legal basis for regulating, among other things, economic, trade, service, capital and labor movement, and investment support and protection.
The EU operates a customs union among Member States and a common trade policy in relation to non-EU countries which involves a common customs tariff, a common import and export regime, the undertaking of uniform trade liberalization measures as well as trade defense instruments and trade agreements concluded by the EU with third countries.
Accession to the EU enabled Poland to participate in the EU legislative and decision-making process. It is also bound by EU law (i.e., EU treaties, regulations, directives and decisions including EU judicial decisions). For the purpose of European Parliamentary elections, Poland is subdivided into constituencies, in the same manner as Ireland, Italy, France, the Netherlands, Belgium and Germany.
Following the European Parliamentary elections in 2019, Poland initially had 51 members of the European Parliament, but on February 1, 2020, the number increased to 52 following the reallocation of the United Kingdom’s seats following its withdrawal from the EU on January 31, 2020 (commonly known as “Brexit”). The majority of these members belong to the Group of European Conservatives and Reformists or the Group of the European People’s Party. The next European Parliamentary elections will be held in May 2024.
As a Member State of the EU, Poland has to comply with the Stability and Growth Pact, which is a rule-based framework for the coordination of national fiscal policies in the economic and monetary union (“EMU”). It was established to safeguard sound public finances, an important requirement for the EMU to function properly. While no deadline has been set, euro adoption is required by the Accession Treaty. Its adoption requires fulfillment of certain economic and legal criteria and participation in the Exchange Rate Mechanism (“ERM II”). While taking the Treaty obligations into account, it has to be borne in mind that the level of real convergence of Poland with the eurozone — in terms of GDP per capita — still lags behind developed Member States. Moreover, although the rate of business cycle synchronization has been relatively stable in recent years, Poland’s economic structure diverges from the euro area. In such circumstances, adoption of the euro would pose a threat of negative shocks affecting the Polish economy. The EMU has undergone substantial reform in recent years, with the aim of completing its architecture and strengthening its long-term stability. Therefore, due to the high level of uncertainty over its results and future economic conditions, as at the date of this prospectus, the Republic of Poland is not able to indicate when Poland will adopt the euro.
As with all Member States outside the euro area, Poland is subject to multilateral supervision by the EU Council and is obliged to prepare convergence programs on an annual basis. The Convergence Program (or Stability Program in Eurozone countries) provides for the monitoring of economic developments in each of the Member States and for the EU as a whole, as well as examining the consistency of those countries’ economic policies with recommendations set by the EU on a regular basis.
Convergence Programs cover fiscal policy, the main assumptions underlying the economic outlook and an assessment of economic policy measures and their budgetary impact. This information is presented for the current and the previous year and includes forecasts for the next three years.

In April 2022, Poland published the Convergence Program 2022 Update with the latest macroeconomic and fiscal projections up until 2025. With the aim of mitigating the economic and social impact of the coronavirus pandemic (“COVID-19”) and making European economies more resilient and better prepared for the challenges of the green and digital transitions, the European Commission proposed, along with the EU long-term budget for 2021-2027, Next Generation EU, a temporary recovery instrument in the amount of EUR 750 billion, the largest stimulus package ever financed through the EU budget. In order to finance the package, the EU has borrowed funds from the financial markets. The centerpiece of the new instrument is the Recovery and Resilience Facility (“RRF”), offering EUR 672.5 billion in grants and loans for reforms and investments undertaken by EU countries. Poland will be one of the main beneficiaries of the RRF and may receive up to EUR 22.5 billion (current prices) in grants and over EUR 12.1 billion (current prices) in loans.
In order to combat the negative economic and social consequences of the COVID-19 pandemic, the European instrument for temporary Support to mitigate Unemployment Risks in an Emergency (“SURE”) was created. The availability of the SURE instrument ended on December 31, 2022. The instrument provided EU financial assistance amounting to EUR 98.4 billion in the form of loans to affected Member States to address sudden increases in public expenditure for the preservation of employment and some health-related measures. Poland is one of the three biggest recipients of the SURE, with a loan in the amount of EUR 11.236 billion.
On July 21, 2020, the EC agreed to the Next Generation EU (“NGEU”) fund, which is a European Union economic recovery package worth EUR 750 billion to support Member States adversely impacted by the COVID-19 pandemic, with the RRF as its key element. In May 2021 Poland submitted its national recovery and resilience plan. The Polish plan is structured around five pillars of economic resilience, including business environment, innovation and labor market policy, green energy, digital transformation, sustainable transport and the health system. The plan includes measures for improving air quality, energy-efficiency in buildings, the development of renewable energy sources, zero-emission transport and access to broadband internet. Projects in the plan cover the entire lifetime of the RRF until 2026. The plan proposes projects in six European flagship areas. Most national plans have already been accepted by the European Commission. The EC accepted the Polish plan on June 1, 2022, and on June 17, 2022, the Ecofin Council approved it. Positive assessment paved the way to the EU disbursing EUR 23.9 billion in grants and EUR 11.5 billion in loans under the RRF, subject to confirmation that Poland has achieved certain milestones set out by the European Commission regarding, among others, reforms to the Polish judicial system, digital transformation, transport, economy, health system and green energy. The most urgent milestones concern reforms to the Polish judicial system, including the reform to strengthen the independence and impartiality of courts and the reform to remedy the situation of judges impacted by the decisions of the Disciplinary Chamber of the Supreme Court in disciplinary cases and judicial immunity cases (for further details on the reform of the Polish judicial system, please see “Government Policies and Legislative Agenda — Reform of the Polish judicial system”).
Inflow of EU Funds
One of the most important issues in the early years of Poland’s membership of the EU was to implement effectively projects co-financed by the EU. This is in line with the principle of European solidarity, which requires that the more affluent Member States help less developed EU countries bridge the gap in their economic and social development.
Poland’s EU membership resulted in a major inflow of EU funds of approximately EUR 232.04 billion between May 2004 and December 2022 (mostly from structural funds for Cohesion Policy-related initiatives and payments under the Common Agricultural Policy). Conversely, during that period Poland made approximately EUR 77.43 billion of “Own Resources” payments to the EU. The net inflow of EU resources during that period was approximately EUR 154.61 billion. The following table sets forth information relating to the inflow of EU funds into Poland for the periods indicated.

	2017	2018	2019	2020	2021	2022
	(EUR millions)
Inflow of EU Funds
Cohesion Policy	7,078	11,055	11,399	13,361	13,198	13,033.7
Common Agri. Policy	3,982	4,260	4,494	4,718	4,779	4,755.4
Other Funds	92	443	451	910	608	953.3
Total	11,152	15,758	16,284	18,990	18,585	18,742.4

Source: Ministry of Finance
The following table sets forth information relating to the use of EU funds for the period from May 2004 to December 2022.
(EUR millions)
Current inflows	98,897.3
Capital inflows	132,026.6
Total	230,923.9

Source: Ministry of Finance
The following table sets forth certain information with respect to the projected inflow of EU funds for the periods indicated. These are projections based on the current EU budget and do not reflect legal commitments on behalf of the EU to provide the funds.
Inflow of EU funds into Poland is presented below.
	2023	2024
	(EUR millions)
Projected Future Inflows of EU Funds
Common Agricultural Policy	5,093.67	5,154.06
Cohesion Policy	9,571.56	360.48
Others	408.28	755.20
Financial Perspective 2021-2027	1,204.58	6,872.18

Source: Ministry of Finance
The following table sets forth certain information with respect to Poland’s contribution to the EU budget (i.e., “Own Resources” payments to the EU) for the periods indicated.
	2018	2019	2020	2021	2022
	(EUR millions)
Own Resources Payments
Payments related to Gross
National Income	2,900.7	3,180.8	3,795.8	4,399	4,292.3
Payments related to VAT	547.7	742.6	851.3	885	914
Traditional Own Resources
Payments	749.0	830.1	826.0	1,132	1,337.8
Rebates and corrections	284.10	296.2	360.3	288	327.5
Plastic				372	564.9
Total	4,481.50	5,049.7	5,833.4	7,076	7,436.5

Source: Ministry of Finance
Relationship with Multilateral Financial Institutions
Poland is a member of various multilateral financial institutions, including the IMF, World Bank, EIB, EBRD and AIIB.
As at December 31, 2022, Poland’s liabilities to multilateral financial institutions amounted to EUR 13.0 billion, accounting for 21.1 percent of the State Treasury’s total external debt.
As at December 31, 2022, the World Bank’s exposure to Poland, net of principal repayments, amounted to EUR 5.68 billion. Currently, Poland has one active project financed with World Bank loans related to flood management and protection.
The main areas of EIB Group (“Bank” and “EIF”) operations in Poland comprise the transport, power and energy, water, sewerage, solid waste, urban development, health, higher education, telecommunications and agriculture sectors. In addition, the EIB provides commercially based loans to private enterprises and municipalities, as well as loans to financial intermediaries, in order to fund loans to small- and medium-sized enterprises (“SMEs”).
Total investment of the EIB Group in Poland amounted to EUR 5.4 billion in 2022. As at December 31, 2022, the EIB had committed EUR 88.2 billion to Polish borrowers and the EIB’s exposure to Polish borrowers, net of principal repayments, amounted to EUR 20.4 billion as at December 31, 2022.
In the new Multiannual Financial Framework for the years 2021-2027, the European Fund for Strategic Investments (“EFSI”), which was a joint initiative of the EIB Group and the European Commission, is replaced by the InvestEU Programme, which aims at boosting investment, innovation and job creation in Europe. Poland ranked 6th by the value of approved EFSI support among EU member states, with 60 projects approved under the infrastructure and innovation window (total value of approximately PLN 63 billion) and 13 agreements concluded with financial intermediaries under the SME window (total value of the portfolios approximately PLN 13.8 billion). InvestEU is expected to provide more than EUR 372 billion in additional investment funds between 2021 and 2027. So far, total value of support from the InvestEU Fund for all approved projects in Poland is EUR 9.1 billion.
In 2020, Poland also joined the European Guarantee Fund (“EGF”) established by the participating EU countries and operated by the EIB Group. The EGF was set up by the EIB Group with contributions from Poland and other EU Member States to shield companies suffering from the COVID-19 crisis. Using nearly EUR 25 billion in guarantees, the EGF allows the EIB and the EIF to provide loans, guarantees, asset-backed securities, equity and other financial instruments available to mostly small and medium-sized enterprises. The EGF is part of the European Union’s recovery package aiming to provide a total of EUR 540 billion to boost those parts of the EU economy that have been hit the hardest.
The package also included the European instrument for temporary Support to mitigate Unemployment Risks in an Emergency (“SURE”). The availability of the SURE instrument ended on December 31, 2022. With the latest and final disbursement (December 14, 2022), the EU has provided EUR 98.4 billion in back-to-back loans to Member States affected by the COVID-19 crisis to address sudden increases in public expenditure for the preservation of employment and for some health-related measures. Loans under SURE are underpinned by EUR 25 billion of voluntary guarantees from Member States to leverage the financial power of SURE. Poland’s contribution to the overall amount of the guarantee corresponds to its relative share in the total gross national income (“GNI”) of the European Union, based on the 2020 EU budget and amounts to EUR 930 million. Poland has been granted a SURE loan totaling EUR 11.236 billion.
Since the beginning of its operations in Poland, the EBRD has invested EUR 12.4 billion in 493 projects (as at December 31, 2022) in various sectors of the country’s economy (corporate, financial institutions, infrastructure and energy). Most of the EBRD’s investment, some EUR 11.4 billion, was granted to the private sector. The value of the EBRD’s current portfolio of projects in Poland is nearly EUR 3.9 billion.

Poland is a member of the IMF’s Special Data Dissemination System and complies with applicable practices and standards in publicly disseminating economic and financial data. Currently, the IMF performs standard Article IV consultations with Poland on a 12-month cycle.
The recent Article IV review of Poland was concluded in December 2021. The next one is scheduled for March 2023. Consultation with Poland was concluded by the Executive Board of the IMF, which approved the Report on February 18, 2022. The consultation confirmed that the Polish economy has weathered the COVID-19 crisis well. According to the IMF, vigorous policy support and strong fundamentals have enabled Poland to weather the economic impact of the COVID-19 pandemic and embark on a notable recovery. The challenge now for economic policy is to continue the exit from extraordinary governmental policy support, preserve macroeconomic stability amid emerging pressures, and manage risks related to the COVID-19 pandemic and other factors. In the IMF’s opinion, fiscal policy should avoid an expansionary stance as output moves above potential, and fiscal buffers should be gradually restored to make room for adverse surprises and foreseeable long-term spending needs. Policy efforts to strengthen the skills of the workforce and advance the decarbonization of the economy, both supported by the EU, are key to helping Poland remain competitive and extend its track record of strong growth.
Since 1988, Poland has been a member and contributor to the International Development Association (the “IDA”), which grants preferential long-term loans to the world’s poorest countries. As at December 31, 2022, Poland’s contribution to the IDA amounted to SDR 40.44 million and EUR 35.3 million, of which SDR 40.15 million and EUR 13.82 million has already been paid. Poland also participates in the IDA’s MDRI initiative (“Multilateral Debt Relief Initiative”). As at December 31, 2022, Poland had committed PLN 36.49 million and paid PLN 13.95 million.
Although Poland is not a member of the Nordic Investment Bank (“NIB”), it has access to NIB financing. As at December 31, 2022, loans granted to publicly owned entities and private sector entities in Poland by the NIB amounted to approximately EUR 290.45 million.
In June 2016, Poland became a founding member of the Asian Infrastructure Investment Bank (“AIIB”). Poland is currently not borrowing from the AIIB.
Poland has been a member of the CEB since 1998. As of December 31, 2022, the CEB’s exposure to the State Treasury amounted to EUR 650 million. Total exposure of the CEB to Polish entities amounted to EUR 1.84 billion. In 2022, the CEB approved a EUR 200 million loan for a private sector project in Poland as well as a EUR 450 million loan to the State Treasury with the purpose of providing aid to the citizens of Ukraine in relation with the armed conflict on its territory.
Poland is a founding member state of the Three Seas Initiative, a forum of regional dialogue and economic cooperation for twelve Central and Eastern Europe countries located in the area surrounded by three seas of the region: the Adriatic, Baltic and the Black Sea. The first Three Seas Business Forum meeting resulted in the signing of a letter of intent to establish the Three Seas Investment Fund (“3SIIF”). It was initially formed by two institutions from Poland and Romania (BGK and EximBank, respectively) that contributed over EUR 500 million, which was to be increased up to EUR 4-5 billion in the future. It was designed as a commercial financial instrument supporting infrastructure projects in the transport, energy and digitalization sectors in Central and Eastern Europe.
Major International Treaties
Since Poland is a member of the EU, the Accession Treaty, together with the Treaty on the European Union and the Treaty on the Functioning of the European Union, constitutes the legal basis regulating, inter alia, economic, trade, service, capital and human resource flows, investment support and protection.
The EU has a customs union among its Member States and a common trade policy in relation to non-EU countries which involves, among other things, a common customs tariff, a common import and export regime and the undertaking of uniform trade liberalization measures, as well as trade defense instruments and trade agreements concluded by the EU with other countries.
In June 2017, Poland signed the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”). Poland completed the domestic ratification procedures and submitted the instrument of ratification on January 23, 2018, as the fourth signatory of the MLI. The MLI offers solutions for governments to close gaps in existing international tax rules by transposing results from the OECD/G20 BEPS Project into bilateral tax treaties worldwide. The MLI globally modifies the application of thousands of bilateral tax treaties concluded to eliminate double taxation.
So far, the MLI has modified 50 of the Polish tax treaties. However, the number of treaties covered by the MLI is based on the completion of the ratification procedure by treaty partners and hence may increase in the future.
Upcoming reform affecting corporate income tax
In July 2021 and October 2021, Poland, as a member of the OECD Inclusive Framework, joined the Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalization of the Economy. Consequently, Poland will implement a global reform by introducing a new taxation right for market jurisdictions of consumption (“Pillar One”) and rules ensuring a global minimum level of taxation (“Pillar Two”). The Two-Pillar Solution will affect corporate income tax imposed on large, predominantly multinational groups of companies.

THE ECONOMY
With approximately 37.8 million inhabitants, Poland is the most populous member of the EU in Central and Eastern Europe (and the fifth in the EU as a whole). The Polish economy’s strengths include: the private debt of non-financial enterprises and households is relatively low; the currency regime is flexible; Poland’s exports and economy do not depend on a single sector; and the domestic market is broad. The banking sector remains well-capitalized, liquid and profitable, and the country’s macroeconomic policy is geared towards maintaining long-term high sustainable growth. Since joining the EU in 2004, Poland has benefited significantly from EU structural funds, allowing the government to invest steadily in infrastructural and social development. Adjustments to the EU standards have supported the country’s modernization. Today, Poland is the sixth-largest economy in the EU, with a buoyant private sector comprising internationally competitive export-oriented companies, as well as well-educated and skilled human capital. The service sector comprises the largest component of the Polish economy (65.4 percent in 2021), followed by the industry and construction sectors (32 percent) and agriculture (2.6 percent). Strong macroeconomic fundamentals and policy framework, large and diversified domestic demand and flexible fiscal policy made Poland the only EU country to avoid recession during the post-2007 global economic and financial crisis, its economy growing by 54.1 percent between 2008 and 2019, with an average annual GDP growth of approximately 3.7 percent over that period. COVID-19 and related restrictions led to the first fall in GDP since 1991, namely, a drop of 2.0 percent in 2020. However, in 2021 the Polish economy bounced back from its 2020 decline and grew by 6.8 percent and expanded further by 4.9 percent in 2022.
Poland’s monetary policy mandate is laid out in the Constitution and the Act on the National Bank of Poland (the “NBP Act”). The NBP is responsible for the implementation of monetary policy, the basic objective of which is to maintain price stability while supporting the Government’s economic policy, insofar as this does not constrain the pursuit of the basic objective of the NBP. For over 20 years, the MPC (an independent decision-making body of the NBP) has been conducting monetary policy with an inflation targeting strategy. In 2004, the MPC adopted an inflation target of 2.5 percent with a symmetrical tolerance band for deviations of ± 1 percentage point. The main principles of the NBP’s monetary policy strategy, including the inflation target level, its medium-term nature and floating exchange rate regime, have not changed since then.
Between 2004 and 2022, the average growth of consumer prices as expressed in the Consumer Price Index (“CPI”) in Poland amounted to 2.9 percent, slightly above the inflation target but below the upper limit of the tolerance band, while the average level of core inflation (CPI excluding food and energy) stood at 2.0 percent.

The following table illustrates certain macroeconomic statistics for the periods below:
	2018	2019	2020	2021*	2022*
	Current prices, Purchasing Power Standards (“PPS” per capita)
GDP per capita (PPS EU-27 2020)	21,469	22,824*	22,859*	25,008*	not available
	(% of GDP)
Private consumption	58.9	57.8	56.5	56.3*	not available
Public consumption	17.7	18.0	19.1	18.8*	not available
Investment	18.7	18.9	18.3	17.0*	not available
Export	52.7	53.2	53.0	57.9*	not available
Import	50.7	49.5	47.3	54.5*	not available
Value added:					not available
Industry	21.8	21.8	21.8	21.9*	not available
Construction	6.9	6.8	6.6	6.0*	not available
Trade; repair of motor vehicles	14.3	14.1	14.1	13.9*	not available
	(total=100)
Structure of employment (LFS(1), 15 years and over/15 – 89 years):
Agriculture	9.6	9.2	9.6	8.4	not available
Industry and construction	31.8	32.1	31.7	30.9	not available
Services	58.6	58.7	58.7	60.7	not available
	(%)
Activity rate (LFS(2), 15 – 89 years)	56.0	56.0	55.8	57.8	not available
Employment rate (LFS(3), 20 – 64 years)	71.4	72.3	72.7	75.4	not available
Unemployment rate (LFS(3), 15 – 74 years)	3.9	3.3	3.2	3.4	not available
Labor productivity per person (EU=100(4))		79.5	82.0	82.8	not available
CPI	1.6	2.3	3.4	5.1	14.4
Core inflation		2.0	3.9	4.1	9.1
	14
	(EUR million)
Official reserve assets	102,268	114,511	125,622	146,576	156,45
	(% of GDP)
International investment position	(54.4)	(49.1)	(42.3)	(39.3)	not available
CAB	(1.9)	(0.2)	2.4	(1.4)	(3.1)
Credit to the non-financial sector:					not available
Non-financial enterprises	15.9	15.1	14.2	13.1	not available
Households	33.3	32.6	33.2	30.8	not available

Source: Eurostat, NBP, Statistics Poland
(*)
Preliminary data

Note: Poland calculates its unemployment rates and other data on the labor force in accordance with Labor Force Survey (“LFS”) methodology. In 2021, the LFS introduced methodological changes, which amended the definitions of employed, unemployed and economically inactive persons in order to increase data quality and comparability across European Union member states. As set out in the footnotes below, Poland recalculated certain of its pre-2021 data on the labor market in accordance with the new LFS methodology and therefore such recalculated data is comparable with 2021 data. Pre-2021 labor force data that has not been recalculated is not comparable with 2021 data since the data do not involve undefined economic activities.
(1)
LFS — Labor Force Survey; data for 2021: aged 15 – 89 taking into account the methodology used from 2021; data for the years 2018 – 2020 concern the population aged 15 and older and are not entirely comparable with the data from 2021, the data do not involve undefined economic activities.

(2)
LFS — Labor Force Survey; data for 2018 – 2021: aged 15 – 89 taking into account the methodology used from 2021.

(3)
LFS — Labor Force Survey; data for 2018 – 2021 taking into account the methodology used from 2021.

(4)
EU from February 2020 (without the UK)

Economic Performance
In 2022, the Polish economy was hit by a strong supply and demand shock (caused by the outbreak of the war in Ukraine and its consequences). It affected the global economy, making it even more difficult for Poland and other countries’ economies to recover from the pandemic. Despite these headwinds, the Polish economy performed well in 2022. According to preliminary data, real GDP increased by 4.9 percent in 2022, following a strong rebound in 2021. Domestic demand increased by 5.5 percent in 2022 compared to 2021 when there was an increase of 8.4 compared to 2020. Household consumption benefited from a strong labor market, tax cuts and consumption expenditure of refugees, but simultaneously was negatively affected by pessimistic consumer sentiment (connected with general uncertainty and the war in Ukraine), high inflation and higher nominal NBP rates. It increased by 3.0 percent last year after growing 6.3 percent in 2021. Investment improved moderately increasing by 4.6 percent in 2022 compared to 2.1 percent in 2021. A positive contribution to GDP growth came again from inventories while net exports remained anti-cyclical, weighing negatively on overall GDP growth. The gross value added to GDP was 4.6 percent higher than in 2021 with a relatively high growth rate recorded in the industrial sector.
In 2022, the CPI rate was 14.4 percent on average. The inflation rate increased from 9.7 percent in the first quarter of 2022 to 17.3 percent in the fourth quarter of 2022. In the last two months of 2022, the inflation rate decreased and was 16.6 percent in December 2022, mostly due to the slower increase in energy prices. Food prices in 2022 increased by 15.4 percent on average, energy prices by 29.9 percent and core inflation is estimated at 9.1 percent for 2022. Acceleration of inflation in 2022 stemmed, to a large extent, from the growth in commodities prices (primarily energy, but also agricultural) on the international markets caused by the pandemic and war in Ukraine. Moreover, the economic recovery after the pandemic and relatively strong demand after relaxation of pandemic restrictions gradually translated into higher prices of many final goods and services. Inflation was to some extent limited due to anti-inflation measures introduced by the government Anti-inflation shields. In response to rising inflation, a set of measures aimed at softening the negative impact of rising prices for households was implemented (so-called Anti-inflation shields 1.0 and 2.0). They were based on two instruments: reduction of taxes, including value added tax (“VAT”), excise and some other taxes on energy, fuel and food products and a direct one-off subsidy from the state budget to lower-income households. Some measures implemented in the Anti-inflation shields expired on December 31, 2022, but the zero VAT rate for basic food products was extended until the end of 2023.
The situation in the labor market improved in 2022: employment increased, unemployment declined, and the rate of wage growth accelerated. In the first three quarters of 2022 employment was 0.7 percent higher than a year earlier. According to Eurostat, the harmonized unemployment rate (seasonally adjusted, Eurostat) remained almost stable in the first three quarters of 2022. In December 2022 it was 2.9 percent, which was only slightly higher than the historical minimum of 2.8 percent observed January-May 2022. It was still one of the lowest rates in the EU. The labor force participation rate increased. Nominal growth of average wages in the national economy accelerated from 8.7 percent in 2021 to 11.7 percent in 2022, but due to high inflation in real terms it was lower than in 2021 (by 2.4 percent).
The EU — Poland’s main trading partner — entered 2022 on solid footing as the economy reopened and supply bottlenecks started to ease. The expansion continued in the third quarter, though at a much weaker pace, while in the last quarter of 2022 the EU witnessed a stabilization in economic activity (quarter on quarter, seasonally adjusted). Domestic spending and production were dampened by elevated uncertainty about the economic consequences of the war in Ukraine along with concerns regarding potential energy supply disruptions and high price pressures. According to Eurostat’s first estimation, real GDP in the EU increased by 3.6 percent in 2022.
According to preliminary data, Poland’s current account deficit in 2022 increased to 3.1 percent of GDP from 1.4 percent of GDP in 2021. The goods balance deteriorated, among other things, due to the negative trade shock(the increase in imported energy commodity prices). The main source of the external imbalance was still the primary income deficit, but it was fully offset by a service surplus, which includes expenditures of refugees from Ukraine who plan to stay in Poland no longer than one year. The current account deficit was fully covered by long-term capital (i.e., inflow of direct investments of non-residents and inflow of EU structural funds classified on capital accounts).
In October 2021, in response to growing inflation, the MPC launched a monetary tightening cycle. The NBP’s interest rates were raised in eleven steps, which drove the reference rate to 6.75 percent in September 2022 (an increase by 6.65 percentage points in total from October 2021 to September 2022). In the following months, the MPC did not take any further steps with respect to interest rates noting that the expected global economic slowdown along with monetary tightening in Poland and abroad would lower inflation towards the NBP’s inflation target in the medium term.
The following table sets out certain macroeconomic statistics for the five years ended 2022:
	2018	2019	2020	2021	2022*
	(Real growth, %)
GDP	5.9	4.4	(2.0)	6.8	4.9
Total consumption	4.4	4.1	(1.5)	5.9	2.1
Private consumption	4.6	3.4	(3.4)	6.3	not available
Investment	12.6	6.2	(2.3)	2.1	4.6
	(Contribution to GDP growth, percentage points)
Domestic demand	6.1	3.2	(2.6)	7.8	5.3
Net export	(0.2)	1.2	0.6	(1.0)	not available
	(%)
Employment growth (LFS(1), aged 15 – 89)	0.6	0.0	(0.3)	2.6	not available
Unemployment rate (LFS(1), aged 15 – 74)	3.9	3.3	3.2	3.4	not available
CPI	1.6	2.3	3.4	5.1	14.4
NBP reference rate (end of the period)	1.50	1.50	0.10	1.75	6.75
	(% of GDP)
CAB	(1.9)	(0.2)	2.5	(1.4)	(3.1)

Source: Statistics Poland, NBP, Eurostat
(*)
Preliminary data.

(1)
LFS — Labor Force Survey; data recalculated, taking into account methodological changes introduced from 2021.

The following table illustrates the composition of GDP (as a percentage of total GDP) by sector for the periods indicated:
	2017	2018	2019	2020	2021*
	(%)
Sectors
Agriculture, forestry and fishing	3.0	2.4	2.4	2.6	2.2
Industry	22.3	21.8	21.8	21.8	21.9
Construction	6.5	6.9	6.8	6.6	6.0
Trade; repair of motor vehicles	14.6	14.3	14.1	14.1	13.9
Transport	6.2	6.5	6.3	5.9	5.7
Accommodation and catering	1.3	1.2	1.3	1.0	1.1
Information and communication	3.6	3.7	3.7	4.0	4.3
Financial and insurance activities	3.8	3.8	3.8	3.7	3.6
Real estate activities	4.3	4.2	5.0	5.1	5.2
Professional, scientific and technical activities and administrative and support service activities	7.7	8.0	8.0	8.0	7.9
Public administration and defense; compulsory social security; education; human health and social work activities	12.8	13.1	13.1	13.6	13.6
Arts, entertainment and recreation; other service activities; activities of household and extraterritorial organizations and bodies	1.7	1.7	1.6	1.7	1.6
Gross value added	87.8	87.6	87.9	88.1	87.0
Taxes on products less subsidies on products	12.2	12.4	12.1	11.9	13.0
Gross Domestic Product	100.0	100.0	100.0	100.0	100.0

(*)
Preliminary data.

Source: Statistics Poland
Risks to the Polish Economy
The major risk factors for GDP growth in Poland relate to the Russian aggression in Ukraine (see “Recent Developments — Poland and the Russian aggression in Ukraine”) and the situation in the external environment, particularly with other European Union countries’ economic performance. Due to the EU’s heavy reliance on imports of energy commodities, including imports from Russia, the future situation in this economy is subject to considerable uncertainty, depending on the impact of the suspension of imports of Russian crude oil, hard coal and natural gas. Poland’s strong trade and financial links with the EU, including through participation in German supply chains, make it susceptible to shocks emanating from major trade partners. The further weakening of the growth rate of the Eurozone may adversely impact Polish exports and investment and ultimately adversely affect economic growth in Poland. In the short term, downside risks from the external environment come mainly from elevated geopolitical tensions and protectionist policies. A further escalation of the Russian military aggression may have a negative impact on the possibility of importing commodities from Russia and Ukraine, including rare metals used, among others, in the automotive industry. In such a scenario, greater supply chain disruptions can be expected, including a further rise in inflation and worsening economic conditions in the global economy, including in Poland. Uncertainties about the macroeconomic policies pursued in major countries outside Europe add to these factors. This includes the possibility of stronger monetary policy tightening by the ECB and the U.S. Federal Reserve in response to rising inflation. In addition recovery in China may stall amid spreading COVID-19 infections and the deepening crisis in the real estate market. This could create significant spillovers to the rest of the world, including Poland, causing lower demand and potentially renewed supply chain problems. In addition, there are some risks related to delays in obtaining funds from the EU Recovery and Resilience Facility. Without these funds, Poland’s real economic growth would be lower by an average of 0.5-1.0 percentage points in the coming years. However, some projects are already being implemented and pre-financed from domestic sources (i.e, the Polish Development Fund). In addition the ongoing dispute is political in nature and both EU and Polish authorities are taking steps to develop a compromise.

Labor Market
The overall situation of the labor market remained positive. According to Eurostat, the unemployment rate (seasonally unadjusted data) was 2.9 percent as of December 2022, which is one of the lowest rates in the EU. For the whole of 2022, the forecasted unemployment rate (seasonally unadjusted data) was 2.7 percent. Labor demand and the participation rate decreased, but nominal wages continued to grow at a similar rate as in 2018. Workers from outside of the EU, particularly from Ukraine, play an important role in the labor market.
In the first quarter of 2022, the number of employed persons in Poland was 16.7 million, of which 31.6 percent of the workforce was employed in the industrial sector and 60.2 percent was employed in services. A substantial share of the workforce is still employed in the agricultural sector (8.2 percent).
The registered unemployment rate as of December 31, 2021 was 5.8 percent, down from 6.8 percent as of December 31, 2020. The latest available data on the registered unemployment rate relate to December 2022, when the rate was 5.2 percent (a decrease of 0.6 percentage point compared to December 2021).
As of December 31, 2022, young people (aged 18 to 24) constituted 12.3 percent of the registered unemployed, approximately 26.5 percent of all registered unemployed were persons with only primary education or less and 40.5 percent of the registered unemployed had been without a job for more than one year.
The following table shows the employment rate by gender in Poland in the periods indicated:
	Employment rate of persons aged 15 – 89 years
	Total	Male	Female
	(%)
2018
Q1	53.3	61.1	46.1
Q2	54.1	61.8	47.1
Q3	54.4	62.2	47.1
Q4	53.7	61.8	46.1
2019
Q1	53.4	61.6	46.0
Q2	54.3	62.3	47.0
Q3	54.7	63.0	47.0
Q4	54.1	62.7	46.1
2020
Q1	53.9	62.2	46.3
Q2	53.4	61.8	45.7
Q3	54.3	62.6	46.6
Q4	54.3	62.5	46.7
2021
Q1	55.0	63.1	47.5
Q2	55.6	63.4	48.4
Q3	56.4	64.3	49.1
Q4	56.3	64.2	49.0
2022
Q1	56.2	64.0	48.9
Q2	56.4	64.1	49.3
Q3	56.1	63.7	49.2

Source: Statistics Poland’s Labor Force Survey; data for 2018-2020 has been recalculated to take into account methodology in force from 2021.
The following table shows employment by age in Poland in the fourth quarter of 2021 and the first quarter of 2022:
	Employment rate of persons aged 15 – 89 years
	Total		Male		Female
	(%)
	Q4, 2021	Q1, 2022	Q4, 2021	Q1, 2022	Q4, 2021	Q1, 2022
Total	56.3	56.2	64.2	64.0	49,0	48.9
15 – 17 years	2.5	1.9	3.1	2.8	(•)	(•)
18 – 19 years	7.0	7,1	8.8	9.1	5.2	4.9
20 – 24 years	51.2	51.4	58.7	59.0	43.2	43.4
25 – 29 years	81.4	80.0	88.7	86.4	74.0	73.4
30 – 34 years	85.4	85.4	91.9	92.2	78.7	78.4
35 – 39 years	87.0	86.6	91.8	92.0	82.0	81.1
40 – 44 years	88.1	88.1	92.4	92.5	83.6	83.7
45 – 49 years	86.9	88.1	90.8	91.3	82.9	85.0
50 – 54 years	81.4	81.3	82.6	82.8	80.2	80.0
55 – 59 years	73.0	72.6	78.2	77.5	68.1	68.1
60 – 64 years	41.0	41.2	61.0	60.9	23.5	23.9
65 – 89 years	6.5	6.3	9.7	9.7	4.2	4.0
60 – 89 years	15.7	15.5	24.8	24.6	9.0	8.8
In the age:
15 – 64 years	71.0	71.0	77.4	77,2	64.7	64.8
20 – 64 years	76.2	76.2	83.1	83,0	69.3	69.5
55 – 64 years	55.8	55.8	69.1	68,7	43.8	44.0
Pre – working	2.5	1.9	3.1	2,8	(•)	(•)
Working(1)	77.4	77.4	80.9	80,8	73.5	73.6
	Employment rate of persons aged 15 – 89 years
	Total		Male		Female
	(%)
Mobile	77.1	76.8	82.6	82.4	71.3	71.0
Non – mobile	78.0	78.3	78.4	78.5	77.4	78.1
Post – working(2)	9.2	9.1	9.7	9.7	9.0	8.8

Source: Statistics Poland’s Labor Force Survey
(1)
Women aged 18 – 59, men aged 18 – 64.

(2)
Women aged 60 and older, men aged 65 and older.

(•)
Data not available, classified data (statistical confidentiality) or providing data impossible or impractical.

The following table shows the registered unemployment rate1 in Poland for the periods indicated:
	2017	2018	2019	2020	2021	2022
	(%)
Registered unemployment rate	6.6	5.8	5.2	6.8	5.8	5.2

Source: Statistics Poland
Citizens of Ukraine are the largest group of foreigners working in Poland.
In 2018, the number of work permits issued for Ukrainian citizens amounted to 238,334 (72 percent of total work permits issued). This indicates a 24 percent increase compared to the previous year. In 2018 district labor offices registered 1,446,304 employer’s declarations on entrusting work to a foreigner for Ukrainian citizens (91 percent of all registered declarations in that year) and 133,029 seasonal work permits (almost 99 percent of all seasonal work permits in that year).
In terms of the above mentioned short-term employment, data for 2018 is not comparable with the previous years because at the beginning of 2018 new regulations in this area were introduced, including implementing a new instrument — seasonal work permits.
In 2019, the number of work permits issued for the citizens of Ukraine amounted to 330,495, which meant an increase by 39 percent in comparison to the previous year. At the same time, in 2019 the number of registered employers’ declarations on entrusting work to a foreigner for Ukrainians was 1,475,923, which meant an increase of 2 percent in comparison to the previous year.
In 2019, the number of seasonal work permits issued for the citizens of Ukraine amounted to 129,683. While statistics indicated a continuous increase in the number of foreigners working in Poland, the participation rate of foreigners in Poland’s labor market was still rather low in comparison with other EU countries, although it affected local economies in some regions. Also, Poland has become a leader among the EU countries in issuing first residence permits for the purpose of work. The employment of foreigners in Poland is complementary to the resources of the national labor force. Labor migration fills shortages especially for menial jobs, although there is also a visible increase in demand for highly qualified employees.
In 2020, 295,272 work permits were issued to Ukrainian citizens, which was a decrease of 10.7 percent in comparison to the previous year, but still constituted 72.6 percent of all work permits issued to foreigners. At the same time, in 2020 the number of registered employers’ declarations on entrusting work to a foreigner for Ukrainians was 1,329,491, which meant a decrease of 9.9 percent in comparison to the previous year.
In 2020, the number of seasonal work permits issued for citizens of Ukraine amounted to 135,482, which meant an increase by 4.5 percent in comparison to the previous year.
In 2021, there were 325,213 work permits issued to Ukrainian citizens, which meant an increase of 10.1 percent in comparison to the previous year and 64.5 percent of all work permits issued to foreigners.
At the same time, in 2021 the number of registered employers’ declarations on entrusting work to a foreigner for Ukrainians was 1,635,104, which means an increase of 23 percent in comparison to the previous year.
In 2021, the number of seasonal work permits issued for citizens of Ukraine amounted to 111,061, which meant an 18 percent decrease in comparison to the previous year.
In general, more work permits for foreigners were issued in Poland in 2021 than in the previous year. The situation was similar in 2015-2019, when a steady increase in the number of permits issued in Poland

1
The unemployment rate is given considering persons employed on private farms in agriculture (as a part of the economically active civilian population) estimated: for 2017, 2018, 2019 — on the basis of the results of the Agricultural Census 2010, and since 2020 — on the basis of the results of the Agricultural Census 2020. The data are not fully comparable.

was observed. The exception was 2020, which experienced an annual decrease in the number of issued work permits, to which the COVID-19 pandemic may have contributed. In 2021, 504.2 thousand work permits for foreigners were issued in Poland. This was 97.7 thousand more than in 2020, and 438.4 thousand more than in 2015. They were still most often issued to citizens of Ukraine.
On January 29, 2022, the Act of December 17, 2021, on Amendments to the Act on Foreigners and Certain Other Acts, which was a package of amendments meant to streamline proceedings for granting temporary residence permits to foreigners on the territory of the Republic of Poland, in particular temporary residence and work permits, entered into force. According to the new provisions, among others, the possibility to work in Poland without a work permit, on the basis of an employer’s declaration on entrusting work to a foreigner, was prolonged up to 24 months and the proceedings regarding the issuance of seasonal work permits were simplified.
Following the Russian invasion of Ukraine, the influx of Ukrainians to Poland, including particularly women and children, has increased dramatically. However, the Russian invasion in Ukraine has also resulted in an outflow of some Ukrainian workers who were previously employed in Poland, especially men who have returned to defend their homeland. The effect of the outflow is notable primarily in manufacturing, construction, logistics, and shipping, which together accounted for 66 percent of all work permits issued in 2021 for foreigners. On the other hand, the influx of Ukrainians is expected to fill the staffing needs in industries dominated by women.
In accordance with the Act of March 12, 2022, on Assistance to Citizens of Ukraine in Connection with the Armed Conflict on the Territory of That Country, a citizen of Ukraine who arrived legally on the territory of Poland from February 24, 2022, from the territory of Ukraine and declares his intention to stay in Poland, can be legally employed in Poland without a work permit, on the basis of a notification to the district labor office.

BALANCE OF PAYMENTS AND FOREIGN TRADE
Balance of Payments
Since September 30, 2014, Poland has been preparing balance of payments and international investment position data according to the new guidelines outlined in the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”). Historical data starting from 2004 was recompiled according to BPM6.
In 2019, Poland’s current account balance was negative and amounted to EUR 1,247 million. In 2020, the current account balance was positive and amounted to EUR 12,811 million. In 2021, the current account balance was negative and amounted to EUR 8,261 million. In the first three quarters of 2022, it was also negative, amounting to EUR 17,595 million. Measured by balance of payments statistics in 2019 the balance on trade in goods was negative and amounted to EUR 4,356 million. In 2020, the balance on trade in goods was positive and amounted EUR 6,975 million. In 2021, the deficit in trade in goods amounted to EUR 7,620 million. In the first three quarters of 2022, the balance on trade in goods was also negative and amounted to EUR 18,823 million. The main driver of the positive trade balance was a surplus in trade in services.
In 2019 and 2020, the balance on goods improved as a result of faster growth in exports than imports. In 2021, the net goods exports decreased as a result of faster growth in imports than exports. A similar situation occurred in the first three quarters of 2022, when the balance on goods decreased, compared with the corresponding period of 2021, as a result of faster growth in imports than exports. During 2019, the value of exports increased by 7.4 percent and the value of imports increased by 3.8 percent, respectively, compared with 2018. In 2020, the value of exports increased by 0.1 percent, while the value of imports decreased by 4.9 percent. In 2021, the value of exports and imports increased by 19.5 percent and by 27.0 percent, respectively, compared with 2020. In the first three quarters of 2022, the value of exports increased by 22.1 percent, and the value of imports increased by 30.6 percent, compared with the corresponding period in 2021.
Direct investments are presented in the balance of payments according to the assets and liabilities principle. In 2019, the balance of transactions on the liabilities side of direct investment was positive and amounted to EUR 15,662 million. A positive balance was also achieved in 2020 and 2021, amounting to EUR 16,650 million and EUR 31,351 million, respectively. In the first three quarters of 2022, inflows of capital in the amount of EUR 27,186 million were observed in the balance of payments. During 2021, the surplus in the balance of direct investment resulted from a positive balance of transactions involving equity and investment fund shares amounting to EUR 20,816 million. The balance of debt instruments was also positive, amounting to EUR 10,535 million. The balance of direct investment on the liabilities side in the first three quarters of 2022 was influenced by positive net inflows of equity and investment fund shares in the amount of EUR 17,215 million, and net inflows of capital against debt instruments in the amount of EUR 9,971 million. The following table sets out Poland’s balance of payments and related statistics for the periods indicated:
	2018	2019	2020	2021	Nine months ended 30 September 2022*
	(EUR millions)
Current Account	(9,635)	(1,247)	12,811	(8,261)	(17,595)
Balance on Goods	(11,251)	(4,356)	6,975	(7,620)	(18,823)
Goods: exports f.o.b.	205,172	220,304	220,546	263,587	234,446
Goods: imports f.o.b.	216,423	224,660	213,571	271,207	253,269
Balance on Services	21,444	24,071	22,974	26,786	26,925
Services: Credit	57,951	62,946	58,291	68,695	64,958
Services: Debit .	36,507	38,875	35,317	41,909	38,033
Balance on Primary Income	(21,016)	(22,230)	(19,979)	(27,049)	(23,933)

	2018	2019	2020	2021	Nine months ended 30 September 2022*
	(EUR millions)
Primary income: Credit	12,391	12,749	11,059	12,429	8,547
Primary income: Debit	33,407	34,979	31,038	39,478	32,480
Balance on Secondary Income	1,188	1,268	2,841	(378)	(1,764)
Secondary Income: Credit	8,395	9,026	11,260	9,585	7,652
Secondary Income: Debit	7,207	7,758	8,419	9,963	9,416
Capital Account	7,930	8,219	7,318	4,011	1,372
Capital account: Credit	9,292	9,256	10,411	10,022	5,187
Capital account: Debit	1,362	1,037	3,093	6,011	3,815
Financial Account	(389)	5,312	17,912	(3,770)	(18,009)
Direct investment assets	1,986	4,804	4,132	7,960	3,501
Direct investment liabilities	16,150	15,662	16,650	31,351	27,186
Portfolio investment assets	488	(273)	(3,447)	4,166	(754)
Equity securities	(1,098)	(691)	(6,083)	4,040	1,222
Debt securities	1,586	418	2,636	126	468
Portfolio investment liabilities	(3,252)	(11,084)	(10,009)	(5,416)	2,514
Equity securities	783	294	(3,141)	580	(760)
Debt securities	(4,035)	(11,378)	(6,868)	(5,996)	3,274
Other investment assets	5,104	1,319	12,982	10,605	20,564
Monetary authorities	0	(3)	3	39	(2)
Central and local government	865	901	2,121	(1,277)	(2,108)
MFI (excluding Central Bank)	2,862	(673)	(447)	7,282	14,755
Other sectors	1,377	1,094	11,305	4,561	7,919
Other investment liabilities	193	3,922	4,105	13,475	18,316
Monetary authorities	1,865	1,544	501	2,368	4,281
Central and local government	(894)	(766)	2,963	6,233	2,281
MFI (excluding Central Bank)	(3,095)	(3,207)	441	(1,114)	4,162
Other sectors	2,317	6,351	200	5,988	7,592
Financial derivatives	(1,104)	(1,248)	(924)	(2,998)	947
Official Reserve Assets	6,228	9,210	15,915	15,907	5,749
Net errors and omissions	1,316	(1,660)	(2,217)	480	(1,786)

Source: NBP
(*)
Preliminary data.

Foreign Direct Investment (“FDI”)
FDI comprises transactions on shares in direct investment entities (including purchases of such shares), reinvestment of earnings and a balance of transactions on debt instruments.
The inflow of FDI to Poland is based on data reported by companies and by banks. Annual figures on FDI are set according to the OECD Benchmark Definition of Foreign Direct Investment, 4th edition. The following table sets out the inflow of FDI to Poland for the periods indicated:

	Components of FDI inflow
	Equity	Reinvestment of earnings	Debt instruments	Total (net)
	(EUR millions)
Year
2015	5,229	6,966	1,563	13,758
2016	1,776	8,549	3,855	14,181
2017	(938)	9,172	(92)	8,142
2018	4,197	8,250	1,108	13,555
2019	2,575	10,188	(695)	12,069
2020	3,910	10,511	(1,089)	13,332
2021	4,283	16,544	4,185	25,011

Source: NBP
In 2021, the net FDI inflows in Poland amounted to EUR 25,011 million. The inflows from EU countries amounted to EUR 21,184 million, derived mainly from Spain and Germany. Net inflows from countries outside the EU amounted to EUR 3,827 million, with the most significant inflows from the Republic of Korea. Inflows of FDI in 2021 were attributable to: (i) reinvestment of earnings amounting to EUR 16,544 million; (ii) net inflows of equity of EUR 4,283 million; and (iii) net outflows of capital against debt instruments (other capital) of EUR 4,185 million.
In 2021, the most significant inflow of investment was in the manufacturing sector, which amounted to EUR 9,056 million. There were also significant inflows from professional, scientific and technical activities (EUR 5,049 million) and from wholesale and retail trade activities (EUR 4,049 million). The following table sets out the inflow of FDI to Poland in selected sectors in 2021:
	Components of FDI inflow, 2021
	Equity capital	Reinvested earnings	Other capital	Total (net)
	(EUR millions)
Economic activity
Manufacturing	1,059.1	7,254.5	742.9	9,056.5
Professional, Scientific and Technical Activities	3,675.1	592.5	781.5	5,049.0
Wholesale and Retail Trade; Repair of Motor Vehicles and Motorcycles	(89.2)	3346	792.7	4,049.4
Real Estate Activities	421.2	640.1	1,423.9	2,485.2
Construction	32.2	611.4	868.1	1,511.6
Electricity, Gas, Steam and Air Conditioning Supply	281.9	203.1	349.1	834.1
Financial and Insurance Activities	(1,159.2)	872.5	825.8	539.1
Transportation and Storage	82.2	454.5	(65.9)	470.8
Information and Communication	(554.7)	1,486.2	(759.6)	171.9
Total	4,282.6	16,543.7	4,184.8	25,011.1

Source: NBP
Inflows of FDI in 2021 were attributable to: (i) reinvestment of earnings amounting to EUR 16,544 million; (ii) net inflows of equity of EUR 4,283 million and (iii) net inflows of capital against debt instruments (other capital) of EUR 4,185 million.

Portfolio Investment Liabilities
In the first nine months of 2022, the balance of foreign portfolio investment was positive and amounted to EUR 2.5 billion. The balance of non-resident investment in debt securities was also positive and stood at EUR 3.3 billion. The most important factor was the inflow of investment in the domestic market of Treasury Bonds (EUR 4.5 billion), which peaked in the second quarter of 2022 (EUR 3.3 billion). On the other hand, net redemptions of Treasury Bonds issued in foreign markets (total redemptions less new issues) amounted to EUR 2.2 billion. Net outflow of non-resident investment in equity securities totaled EUR 0.8 billion. Foreign investors were selling equity securities issued by the banking sector.
As at September 30, 2022, the value of Poland’s portfolio investment liabilities was EUR 97.1 billion. Foreign portfolio investment holdings of Polish debt securities amounted to EUR 68.3 billion and of equity securities to EUR 28.8 billion. The main holders of Polish debt securities issued in the domestic market were from Japan, Luxembourg, the United States, the Netherlands, Ireland, Germany and the United Kingdom.
Foreign Trade
Exports accounted for 47.5 percent of GDP in 2015, 50.3 percent in 2016, 52.1 percent in 2017, 52.7 percent in 2018, 53.2 percent in 2019, 53.0 percent in 2020 and 57.9 percent in 2021. Imports constituted 45.4 percent of GDP in 2015, 47.3 percent in 2016, 49.2 percent in 2017, 50.7 percent in 2018, 49.5 percent in 2019, 47.3 percent in 2020 and 54.5 percent in 2021.
Focus of Trade
In January – November 2022, trade with EU countries accounted for 75.6 percent of exports and 51.3 percent of imports. Germany is Poland’s largest trading partner, accounting for 27.8 percent of exports and 20.3 percent of imports. Trade with other EU countries accounted for 47.9 percent of exports and 31.0 percent of imports in the same period.
The most significant export items in January – November 2022 were machinery and transport equipment (cars, vehicles, ships, boats, parts and accessories for motor vehicles), manufactured goods and miscellaneous manufactured articles (other consumer goods). The most significant imported items are similar to those which dominate exports, with chemicals and related products playing a relatively more important role than in exports.
The following table sets out, on a percentage basis, the geographic distribution of Poland’s exports and imports for the years indicated:
	2017		2018		2019		2020		2021		January – November 2022*
	Export	Import	Export	Import	Export	Import	Export	Import	Export	Import	Export	Import
Developed Countries:
Germany	27.5	23.1	28.2	22.6	27.7	21.9	29.0	21.9	28.8	20.9	27.8	20.3
United Kingdom	6.4	2.4	6.2	2.4	6.0	2.3	5.7	2.1	5.0	1.6	4.9	1.8
Other EU countries	46.1	34.9	46.2	33.8	46.3	31.6	45.1	33.5	46.3	33.2	48.0	31.0
Other developed countries	6.6	7.3	6.5	7.1	6.8	10.0	6.5	7.6	6.3	7.0	6.6	8.9
Total developed countries	86.6	67.7	87.1	65.9	86.8	65.8	86.3	65.1	86.4	62.7	87.3	62.0
Central and Eastern Europe:
CEFTA(1)	0.7	0.3	0.7	0.4	0.7	0.4	0.5	0.5	0.6	0.4	0.7	0.5
Russia	3.0	6.4	3.0	7.1	3.1	6.1	3.0	4.4	2.8	5.9	1.4	4.5
Other Central and Eastern Europe(2)	2.1	1.2	2.1	1.4	2.2	1.3	2.5	1.2	2.3	1.6	2.7	1.5
Total Central and Eastern Europe	5.8	7.9	5.8	8.9	6.0	7.8	6.0	6.1	5.7	7.9	4.8	6.5
Developing countries	7.6	24.4	7.1	25.2	7.2	26.4	7.7	28.8	7.9	29.4	7.9	31.5
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: Statistics Poland (*) Preliminary data.
(1)
In 2006, the Central European Free Trade Agreement (“CEFTA”) consisted of Bulgaria, Romania, Croatia and North Macedonia. From May 1, 2007, to July 2013, the CEFTA consisted of Albania, Bosnia and Herzegovina, Croatia, North Macedonia, Moldova, Montenegro, Serbia and Kosovo. Since July 1, 2013, the CEFTA no longer includes Croatia following Croatia’s accession to the EU.

(2)
“Other Central and Eastern Europe” includes European countries of the former Union of Soviet Socialist Republics.

Trade Policy
Since Poland’s accession to the European Union on May 1, 2004, Poland has applied the EU’s Customs Tariff.
The Common Customs Tariff specifies tariff classification rules and customs rates for each Combined Nomenclature code describing goods. All economic operators in Poland are obliged to comply with the Common Customs Tariff if their activity consists of the import of goods, regardless of whether they are domestic or foreign economic operators.
The Common Customs Tariff is binding in its entirety, and is directly applicable in all Member States, including Poland.
Since January 1, 2023, Commission Implementing Regulation (EU) 2022/1998 of September 20, 2022 amending Annex I to Council Regulation (EEC) No 2658/87 on the tariff and statistical nomenclature and on the Common Customs Tariff (OJ L 282/1 of October 31, 2021) govern the Common Customs Tariff.
Official Reserves
Poland’s official reserves were U.S.$166.7 billion as of December 31, 2022, U.S.$166.0 billion in 2021, U.S.$154.2 billion in 2020 and U.S.$128.4 billion in 2019. The Government considers these reserves to be adequate based on Poland’s short-term external debt and the months of import coverage these reserves provide.
The following table sets out certain information in U.S. dollar equivalents regarding Poland’s official reserve assets at the end of the periods indicated.
	Official Reserve Assets(1) Excluding Monetary Gold	Official Reserve Assets of Monetary Gold	Total Official Reserve Assets	Months of Import Coverage(2) in Total Official Reserves Assets
	(U.S.$ millions)
2017	108,986.8	4,292.1	113,278.9	5.9
2018	111,664.1	5,300.5	116,964.6	5.3
2019	117,209.1	11,195.9	128,405.0	5.9
2020	140,343.3	13,902.9	154,246.2	7.2
2021	152,541.3	13,508.3	166,049.6	6.0
2022	153,370.8	13,324.1	166,694.9	5,1*

(1)
Including Poland’s reserve position in IMF.

(2)
Based on average imports of goods.

(3)
* As of September 30, 2022

Exchange Rate Policy
For over 20 years, the NBP has been implementing the inflation targeting strategy under the floating exchange rate regime. The floating exchange rate regime does not rule out interventions in the foreign exchange market whenever it is warranted by the market conditions or conducive to ensuring the country’s macroeconomic or financial stability.
The following table sets out the official NBP exchange rate between the złoty and the U.S. dollar for the periods indicated:
	2018	2019	2020	2021	2022
End of period	3.7597	3.7977	3.7584	4.0600	4.4018
Average	3.6134	3.8395	3.8993	3.8629	4.4607

Source: NBP
The following table sets out the official NBP exchange rate between the złoty and the euro for the periods indicated:
	2018	2019	2020	2021	2022
End of period	4.3000	4.2585	4.6148	4.5994	4.6899
Average	4.2623	4.2980	4.4448	4.5674	4.6869

Source: NBP

MONETARY AND FINANCIAL SYSTEM
Structure and Development of the Polish Banking System
As of November 30, 2022, there were 30 commercial banks (13 with majority Polish ownership and 17 with majority foreign ownership), 496 co-operative banks and 34 branches of foreign credit institutions operating in Poland. The banking sector was dominated by commercial banks, which together held 93 percent of the sector’s total assets and 43 percent of this figure belonged to foreign-controlled subsidiaries and branches of credit institutions. Co-operative banks, which are numerous but small-sized, formed Institutional Protection Schemes in 2016 and since then have been progressing towards integration and improving their competitive position in relation to commercial banks. Concentration of the market, although increasing, was still moderate — the market share of the five largest banks in the sector’s assets amounted to approximately 58 percent. Three domestic banks performed services abroad either through a subsidiary or a branch; however, the scope of this activity was fairly limited and did not influence overall financial results of the sector.
Profits of the Polish banking sector, although lower than pre-2020 profits, increased in 2022. One of the main reasons behind improved profitability was the rise in interest rates and the associated increase in banks’ net interest margin (2.79 percent in November 2022 in comparison to 1.85 percent a year before). Another factor was the low cost of credit risk (net provisions to loans outstanding as of September 30, 2022, was 0.5 percent). On the other hand, banks continued to set aside provisions for the legal risk relating to the legacy of foreign currency-denominated housing loans. Additionally, there were significant one-off burdens on the earnings of the banking sector, including the costs of loan repayment holidays (introduced by law) (approximately PLN 13 billion) and payments to the Borrowers Support Fund — borne by all banks granting mortgages (PLN 2 billion). A group of the largest commercial banks established and contributed to the Polish Commercial Banks’ Protection System (approximately PLN 3.4 billion).
The post-pandemic recovery in lending to households seen in the second half of 2021 and the beginning of 2022 slowed down gradually in the second half of 2022. Since May 2022, the annual growth rate of loans to households has diminished due to less demand and stricter lending policies adopted by banks, especially for housing loans. The decreasing number of loans to households was counterbalanced by the rapidly growing indebtedness of non-financial corporations. In December 2022 the annual growth rate of corporate loans was 9 percent, consumer loans negative 2.9 percent, and residential housing loans negative 4.2 percent (of which zloty-denominated housing loans decreased by 1.5 percent and foreign currency-denominated housing loans by 13.6 percent year-on-year). The ratio of loans to the non-financial sector to GDP decreased to approximately 40 percent in December 2022.
Despite the deteriorating economic situation and an increase in loan servicing costs, the non-performing loan ratio (Stage 3) slightly decreased (to 5.5 percent in November 2022) and the coverage ratio of impaired loans remained at 60.5 percent. The Stage 2 ratio (the share of loans with a significant increase in the credit risk), however, has remained elevated since the outbreak of the pandemic (approximately 11 percent). Housing loan portfolios, whether denominated in domestic or foreign currency, are outperforming other loan portfolios. In the future, higher interest rates might pose a challenge to clients and subsequently to banks as most mortgages are based on flexible rate contracts. A significant share of borrowers, however, should have sufficient income buffers due to increases in the average level of wages since the origination of their respective loans. This is particularly the case for the loans granted before 2020. Additionally, since August 2022 mortgage borrowers may suspend their loan repayments for up to 8 months over the years 2022 – 2023 due to “mortgage holidays” introduced by law. In 2022, the participation of borrowers in these mortgage holidays reached about 65 percent, as the law allows mortgage holidays to be taken regardless of the financial situation of the borrower. Even after mortgage holidays expire, borrowers will be able to apply for support from the Borrowers Support Fund, which should help avoid an adverse cliff effect.
Legal recourse in connection to foreign currency-denominated housing loans remains the main risk to financial stability; however, banks have recently made substantial progress in mitigating it. The share of foreign currency housing loans in the total stock of housing loans has been steadily decreasing (down to 20 percent or 3 percent of assets), as since 2011 new housing loans are being granted almost entirely in zloty. The economic risk of housing loans granted in zloty has been moderate so far, primarily due to high initial income buffers and substantial growth in nominal wages throughout the lending period. However, the risk of legal actions associated with portfolios of foreign currency-denominated housing loans has been rising and is currently significant due to a growing number of borrowers challenging the foreign exchange clauses of their agreements in court. As a result, banks have been consistently increasing provisions for this risk, which weigh on their net profits. Since 2021, banks have been offering out-of-court settlements to mitigate the costs of a court ruling. In September 2022, the provisions for this risk represented, on average, approximately 38 percent of the value of CHF loans and cover the value of litigated contracts. Banks hold additional capital under Pillar I to meet requirements of the higher risk weight (150 percent) assigned to foreign currency-denominated mortgage loans, as well as under Pillar II to cover other risks.
Banks’ funding structure in 2022 remained solid and the share of local non-financial sector deposits amounted to 59 percent of the total balance sheet. The loan-to-deposit ratio decreased further and in November 2022 amounted to approximately 73 percent. Market funding was still a minor source of financing in the Polish banking sector (2.2 percent of total liabilities, excluding issuances of a state bank to cover specialized funds’ needs).
The banking sector enjoyed significant capital surpluses above the regulatory and supervisory requirements in terms of risk-weighted capital ratios (approximately PLN 40 billion or 3.7 percent of the total risk exposure amount TREA). In the first half of 2022, the banking sector’s own funds and capital ratios were temporarily affected by the decline in the balance sheet value of bonds measured through other comprehensive income (“OCI”). However, in most cases, banks’ own funds still considerably exceeded the requirements. In September 2022, the average Total Capital Ratio (“TCR”) stood at 17.2 percent (19.5 in September 2021) and the Tier I capital ratio at 15.2 percent. The ratio of TREA to total assets in Poland was 49 percent and the average leverage (assets over Tier I) was 13.5, indicating rigorous capacity to cover risks. The systemic resilience of the banking sector was proven by stress tests carried out in the autumn of 2022. The results of the stress tests confirmed that, even in the worst-case scenario, the vast majority of the examined banks would have enough capital to meet Pillar I and II requirements. On the other hand, the fully loaded MREL requirement (applicable from 2024), if not covered by eligible debt liabilities, would require the use of pure capital instruments, leading to a decrease in banks’ excess capital.
The National Bank of Poland
The NBP is the central bank of Poland. It is authorized by the Constitution, the Act on the Narodowy Bank Polski of August 29, 1997 (the “NBP Act”) and the Banking Act of August 29, 1997 (the “Banking Act”). Those laws are consistent with EU standards. European Union law, the Constitution of the Republic of Poland and the NBP Act all confirm the NBP’s independence, which is essential for the credibility of the central bank. According to the Constitution, the NBP has the exclusive right to issue money as well as to formulate and implement monetary policy. In line with the NBP Act, it provides banking services to the state. Although the NBP may act as a financial agent to the government, it cannot be regarded as liable for the obligations of the State Treasury. The NBP is also responsible for establishing the necessary conditions for the development of the banking system. Under an amendment to the NBP Act in 2015, the NBP has been assigned the task of stabilizing the financial system as well as reducing or eliminating the systemic risk of the financial sector.
The NBP has three governing bodies: the Governor, the MPC and the Management Board. The Governor of the NBP is appointed by the Sejm at the request of the President of the Republic of Poland for a six-year term, with strictly limited possibilities of removal. Adam Glapiński was officially appointed for the second consecutive term as the Governor of the NBP by the Sejm on May 12, 2022, and took office on June 22, 2022. Thus, his current term expires in mid-2028. The Governor of the NBP is the chairman of the other two governing bodies of the NBP, as well as the Financial Stability Committee in the area of macroprudential supervision. Under the NBP Act, the powers of the Governor of the NBP are separated from those of the MPC and the Management Board of the NBP.
Monetary policy decisions are made by the MPC. According to the Constitution and the NBP Act, the MPC formulates annual monetary policy guidelines and submits them to the Sejm together with the draft budget submitted by the Council of Ministers. Based on these guidelines, the MPC makes monetary policy decisions, in particular on interest rates, required reserve ratios and remuneration rates for reserve holdings. In addition, the Constitution requires that, within five months following the end of each fiscal year, the MPC must submit a report to the Sejm on the achievement of monetary policy goals. The MPC also issues a triannual Inflation Report, which presents the MPC’s assessment of the macroeconomic conditions influencing inflation developments.
The MPC consists of the Governor of the NBP as chairman and nine members from outside the NBP, who are appointed in equal numbers by the Polish President, the Sejm and the Senate for a period of six years. The tenure of one of the current members began in 2019, while eight other members began their tenure in 2022.
The tenure of one of the current members began in late 2016 (thus it will expire later this year), another member began his tenure in late 2019, and five other members were appointed in early 2022. Currently, two posts remain vacant.
The principles for setting the złoty exchange rate are determined by the Council of Ministers in agreement with the MPC. The NBP Management Board performs tasks related to the foreign exchange policy. The NBP publishes current middle exchange rates for foreign currencies and rates for other types of foreign exchange, such as buy and sell prices of foreign currencies, and performs its function as the central foreign exchange authority by holding and managing the official foreign exchange reserves, and by conducting banking operations and taking other measures to ensure the safety of foreign exchange operations and liquidity of international payments.
The NBP Management Board’s core responsibilities include implementing the resolutions of the MPC, supervising open market operations, performing tasks concerning the exchange rate policy and analyzing the stability of Poland’s financial system. The Management Board consists of the Governor of the NBP and six to eight members, two of whom are vice presidents. In line with the Management Board’s mandate regarding financial stability set forth in the NBP Act, the NBP produces a semi-annual Financial Stability Report, which analyzes the resilience of the domestic financial system, in particular the banking sector, against potential or materialized financial and macroeconomic shocks. The reports take into account a wide range of financial and macroeconomic indicators, which are largely based on data received directly from financial institutions and supported by the NBP’s own quantitative and qualitative research.
Financial Stability Committee — macroprudential authority
Pursuant to the Act on Macroprudential Supervision over the Financial System and Crisis Management, which came into effect November 1, 2015, the Financial Stability Committee (“FSC”) is the macroprudential authority in Poland. The FSC is a collegial body where four main financial safety net institutions are represented: National Bank of Poland (“NBP”), the Ministry of Finance, the Polish Financial Supervision Authority and the Bank Guarantee Fund. The President of the NBP is the chairman of the Committee in the area of macroprudential supervision. The secretariat for the FSC is provided by the NBP.
The primary task of the FSC is to identify, assess and monitor systemic risk stemming from the financial system or its environment, as well as to undertake actions in order to limit such risk by means of macroprudential instruments. For this purpose, the Committee may deploy “soft law” instruments, i.e., issue recommendations or present statements.
Recommendations are issued when the FSC wants to indicate the necessity to take measures aimed at mitigating the identified systemic risk. Addressees of the recommendations can only be institutions that make up the FSC, that is, institutions that have the possibility to take supervisory and regulatory measures in order to stabilize the domestic financial system. Recommendations are not legally binding; however, they are backed by the “comply or explain” mechanism.
Statements are presented when a high level of systemic risk is identified and the FSC finds it necessary to inform the Government about the source of this risk and the possible consequences for the financial system. The range of addressees of the statement is wide and includes both institutions that make up the FSC and entities of the financial system. The presentation of a statement may serve only as a communication instrument, but it should also encourage the competent authorities or economic agents to take corrective action to limit the build-up of systemic risk. The Committee holds its meetings every quarter.
The FSC as a Polish macroprudential authority cooperates with the European Systemic Risk Board (“ESRB”), other European Union authorities, macroprudential authorities of the Member States or third countries, as well as international institutions.

Monetary Policy
The primary objective of the NBP’s monetary policy is to maintain price stability, while supporting the economic policy of the Government, insofar as this does not constrain the pursuit of the basic objective of the NBP. Striving to maintain price stability, the NBP pursues the inflation targeting strategy under the floating exchange rate regime. At the same time, monetary policy is conducted in a manner that fosters sustainable economic growth and financial stability.
Every year, the MPC publishes Monetary Policy Guidelines, providing an outline for the monetary policy in the coming year.
According to the Monetary Policy Guidelines, since 2004, the medium-term inflation target has been set at 2.5 percent, with a symmetrical band for deviations of ±1 percentage point. The target is defined over a medium-term horizon and in terms of annual growth of CPI. Since the introduction of the medium-term target of 2.5 percent ±1 percentage point, until the end of 2022, average CPI inflation in Poland has amounted to 2.9 percent. According to the Monetary Policy Guidelines, the key instrument of monetary policy is the NBP interest rates.
At meetings between October 2022 and February 2023 MPC decided to keep the NBP interest rates unchanged. Further decisions of the MPC will depend on information obtained regarding the perspectives for inflation and economic activity. The NBP will take all necessary actions in order to ensure macroeconomic and financial stability, including above all to reduce the risk of inflation remaining elevated.
The NBP currently expects that external economic conditions, together with monetary policy tightening by major central banks, will curb global inflation and commodity price increases. The weakening of the global economic conditions will also hamper GDP growth in Poland. Under such circumstances, the NBP expects the hitherto significant monetary policy tightening will support a decline in inflation in Poland towards the NBP inflation target. At the same time, given the strength and persistence of the current shocks that remain beyond the impact of domestic monetary policy, in the short term inflation will remain high, and its return to the NBP inflation target will be gradual.
Monetary Policy Implementation
The NBP interest rates are the key instrument of monetary policy with regard to reaching predetermined inflation target in Poland. By setting the level of these rates, the MPC influences the level of short-term market interest rates.
The NBP reference rate determines the yield obtainable on the main open market operations conducted by the NBP, while at the same time affecting the level of short-term market interest rates.
The NBP lombard rate determines the interest rate on the lombard credit offered by the NBP, allowing funds to be obtained from the central bank on an overnight basis. The NBP deposit rate, in turn, determines the interest rate on deposits, allowing funds to be deposited with the NBP on an overnight basis.
Monetary policy is conducted amid a surplus of banking sector liquidity, which affects the way monetary policy instruments are used (most of them are used to absorb excess liquidity from the banking sector).
The operational target of the NBP’s monetary policy is to keep the POLONIA (Polish Overnight Index Average) rate running close to the NBP reference rate. Depending on the market conditions, the POLONIA rate may deviate from the NBP reference rate within the corridor set by the NBP lombard rate and the NBP deposit rate.
NBP open market operations can be divided into the following three categories:
•
main open market operations, which are the key instrument by means of which the NBP strives to achieve the operational target of monetary policy. Through its main operations, the NBP shapes liquidity conditions in the banking sector, and consequently — the level of the POLONIA rate. These operations are normally carried out on a regular weekly basis in the form of the issuance of NBP bills, typically with a seven-day maturity. A fixed rate at the level of the NBP reference rate is binding during tenders;

•
fine-tuning operations, which supplement main operations with regard to the achievement of the operational target of monetary policy. Their use may be motivated by the need to provide liquidity or to absorb liquidity from the banking sector. As part of liquidity provision, the NBP may offer repo transactions and redeem NBP bills before maturity. To absorb liquidity, the central bank may issue NBP bills or offer reverse repo operations. The maturity and yield of these operations as well as the way in which they are carried out are adapted to the purpose of their application;

•
structural open market operations, which may be conducted in order to change the liquidity structure in the banking sector in the long term as well as to ensure the liquidity of the secondary market for debt securities or to strengthen the monetary transmission mechanism. Under such operations, the NBP may purchase or sell debt securities in the secondary market as well as issue bonds. Since December 2021, the NBP has not conducted such operations.

The main objective of the required reserve system is to enhance the stability of short-term market interest rates. This is ensured by the average reserve requirement, which allows banks to determine the amount of funds held in the account with the central bank throughout the reserve maintenance period, provided that the average level of holdings at the NBP does not fall below the value of the required reserve. At the same time, the reserve requirement reduces the scale of NBP open market operations conducted to absorb liquidity surplus.
Standing facilities offered by the NBP (i.e., lombard credits and deposit facility) are designed to limit the scale of overnight market rate fluctuations by stabilizing liquidity conditions in the banking sector.
In 2022 the NBP continued the tightening of the monetary policy that started in October 2021. In the period from January to September 2022 the NBP interest rates were raised by 600 bps (the NBP reference rate was gradually raised from 1.75 percent to 6.75 percent). Moreover, starting from March 31, 2022, the basic required reserve ratio was increased from 2.00 percent to 3.50 percent.
The Polish złoty has depreciated against major world currencies following the Russian invasion in Ukraine. The PLN/EUR exchange rate was volatile in 2022 with both global and local factors causing fluctuations. The Polish zloty weakened visibly in March 2022, reaching a level of almost PLN 5.00 per EUR 1.00 and for the second time in October 2022, rising towards a level of PLN 4.90 per EUR 1.00. The primary reason for the volatility was the strong dollar appreciating against euro below parity. However, the announcement to pause the monetary policy tightening by the MPC also contributed significantly. Overall, in 2022 the Polish zloty depreciated by 2.46 percent against the euro ending the year at the level of PLN 4.6852 per EUR 1.00.

The following table sets out changes to the interest rates set by the NBP since 2013:
	Lombard Rate	Reference Rate	Deposit Rate
	(%)
Effective Date
January 10, 2013	5.50	4.00	2.50
February 7, 2013	5.25	3.75	2.25
March 7, 2013	4.75	3.25	1.75
May 8, 2013	4.50	3.00	1.50
June 6, 2013	4.25	2.75	1.25
July 4, 2013	4.00	2.50	1.00
October 9, 2014	3.00	2.00	1.00
March 4, 2015	2.50	1.50	0.50
March 18, 2020	1.50	1.00	0.50
April 9, 2020	1.00	0.50	0.00
May 29, 2020	0.50	0.10	0.00
October 7, 2021	1.00	0.50	0.00
November 4, 2021	1.75	1.25	0.75
December 9, 2021	2.25	1.75	1.25
January 5, 2022	2.75	2.25	1.75
February 9, 2022	3.25	2.75	2.25
March 9, 2022	4.00	3.50	3.00
April 9, 2022	5.00	4.50	4.00
May 6, 2022	5.75	5.25	4.75
June 8, 2022	6.50	6.00	5.50
July 8, 2022	7.00	6.50	6.00
September 8, 2022	7.25	6.75	6.25

Source: NBP
Bank Regulation
With effect from January 1, 2008, banking supervision has been carried out by the Polish Financial Supervision Authority (“PFSA”) as stipulated in the Act of July 21, 2006, on the Supervision of the Financial Market (the “Financial Market Supervision Act”).
According to Article 4, paragraph 1 of the Financial Market Supervision Act, the PFSA’s responsibilities comprise the following:
•
exercising supervision over the financial market;

•
taking actions to foster the proper operation of the financial market;

•
taking actions to promote the development of the financial market and its competitiveness;

•
taking actions to support the development of the financial market innovation;

•
taking actions to prevent threats to the security of IT systems, used by entities supervised by the PFSA, including performing tasks of the competent authority as regards cybersecurity;

•
taking educational and informative actions related to the operation of the financial market to protect the legitimate interests of participants of the financial market;

•
participating in the preparation of legal acts relating to financial market supervision;

•
creating opportunities for the amicable and conciliatory dissolution of disputes between the participants of the financial market, including, in particular, disputes arising from contractual relationships between the entities subject to the PFSA’s supervision and the customers buying their services;

•
cooperation with the Polish Audit Supervision Agency (Polska Agencja Nadzoru Audytowego), including providing information to the extent necessary to carry out certain market monitoring tasks; and

•
other statutory tasks.

Credit Unions
Deposit-taking institutions in Poland include credit unions. Credit unions form a system that is almost entirely separated from the banking sector, both in terms of regulatory framework (they have specific regulations beyond the Banking Act, however some provisions of the Banking Act apply accordingly) and economic links. Credit unions constitute a relatively small part of the Polish financial system and as of September 2022, the ratio of assets of the 19 credit unions operating in Poland to the total banking sector assets stood at less than 0.4 percent. Due to their small size and the virtual absence of any links with other financial institutions, credit unions should not pose systemic risk.
In 2014 – 2021, PLN 4.37 billion of guaranteed funds was disbursed from the Bank Guarantee Fund (the “BGF”) to 246.5 thousand eligible depositors of bankrupt credit unions. The BGF also provided the banks that took over failed credit unions with unlimited guarantees covering any losses resulting from the takeovers, as well as subsidies. Provision of such disbursements and guarantees may continue in the future due to the ongoing restructuring of the credit union sector.
Temporary suspension of mortgage loan repayment
The Act of July 7, 2022, on crowdfunding for business ventures and assistance to borrowers (the “Act on Supporting Borrowers”) introduced a temporary suspension of mortgage loan repayment. In accordance with its provisions, at the request of the consumer, the lender suspends the repayment of a mortgage loan granted in PLN, except for loans indexed to or denominated in a currency other than PLN. The consumer is entitled to a suspension of mortgage loan repayment (i) for two months in the period from August 1, 2022 to September 30, 2022, (ii) for two months in the period from October 1, 2022 to December 31, 2022, and (iii) for one month in each quarter in the period from January 1, 2023 to December 31, 2023.
Suspension of mortgage loan repayment is available to the consumer only in relation to one mortgage loan agreement concluded for the purpose of satisfying his own housing needs. During the suspension period, the consumer is not obliged to make payments under the mortgage loan agreement, with the exception of insurance fees associated with the mortgage loan agreement.
The estimated total cost of the program for the banking sector was evaluated by the NBP at approximately PLN 20 billion if all borrowers under mortgage loan agreements request the suspension. The Act on Supporting Borrowers also (i) introduces the possibility for borrowers to suspend the repayment of mortgage loan instalments, (ii) imposes an obligation on banks to pay an additional premium to the Borrowers Support Fund (Fundusz Wsparcia Kredytobiorców), and (iii) sets the ground for WIBOR replacement with a new benchmark.
Capital Markets
Warsaw Stock Exchange
In 1991, Poland established the Warsaw Stock Exchange (the “WSE”). The WSE operates the main market and also acts as the operator of an alternative market called NewConnect (established in August 2007) for smaller companies. In November 2010, the WSE went public and its shares were self-listed.

In September 2009, the WSE launched CATALYST, the first organized market in debt securities in Poland and a unique market of its kind in Central and Eastern Europe. The system facilitates and optimizes issuances of, as well as trading in, corporate and municipal bonds. BondSpot SA, a subsidiary of the WSE, also operates the Treasury BondSpot Poland, which is a wholesale market dedicated to trading in Treasury bonds and Treasury bills.
According to the WSE, it is now the largest national financial instruments exchange in Central and Eastern Europe (including Poland, the Czech Republic, Slovakia, Slovenia, Bulgaria, Romania, Austria and Hungary) and in recent years has been one of the fastest-growing exchanges in Europe. The WSE offers a wide range of products and services within its trading markets of equities, derivatives, debt and structured products, electricity, natural gas and property rights, as well as the clearing of transactions, operation of the Register of Certificates of Origin of electricity, and the sale of market data.
As of January 31, 2023, there were 418 companies listed on the WSE (374 Polish companies and 44 foreign companies) and, of a total of 43 investment firms conducting their activities under Polish law, 9 were banks conducting brokerage activities and the remainder were independent entities. In January 2023, there were 3,350 licensed brokers of securities and 867 licensed investment advisers.
Foreign investors may trade on the WSE on the same terms as domestic investors and may freely repatriate trading profits in a foreign currency.
Development of the Polish capital market resulted in upgrading Poland’s status to “developed market” in the indices run by FTSE Russell as part of the September 2017 FTSE Country Classification annual review of markets. Poland’s receipt of the status of a “developed market” was the first such event in almost a decade. Moreover, Poland is the first country from the CEE region for which the development market status was updated by FTSE Russell. Since the date of promotion, major Polish companies have been included in the FTSE Developed Index.
In 2019 Poland adopted a Capital Market Development Strategy (“CMDS”), prepared with support from the EU and the EBRD. The Strategy is in line with the Strategy for Responsible Development adopted by the Government in 2017. The document sets out 90 steps to make the local capital markets more efficient including steps to improve the regulatory environment and measures to develop the market infrastructure and introduce new products and services. The capital market development strategy is going to be implemented by the end of 2023.
In November 2022, the Platform of Sustainable Finances was launched, which is the 88th step of CMDS. The goal of this Platform is to build a regional green finance center in Poland. The Platform was created in connection with ongoing work at the Ministry of Finance on the Roadmap for the Development of Sustainable Finance in Poland. The Roadmap will consist of several parts, one of the most important will be identifying the strengths of Polish capital market and potential challenges in the context of financing climate transformation, as well as mechanisms, instruments and financial services that enable the directing of private capital to most effective sustainable development initiatives. The project is being implemented by the Ministry of Finance in cooperation with the European Commission’s Directorate-General for Structural Reform Support (“DG REFORM”) and is financed by the European Union trough the Technical Support Instrument. The project is planned to be complete by the end of 2023.
Treasury securities
Treasury bonds and bills denominated in PLN are sold at regular auctions by the State Treasury. The primary domestic market is based on a selected group of banks acting as primary dealers.
The following table sets forth certain information with respect to the sale of treasury securities on the domestic market for the periods indicated:

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	2022
	(nominal amount, PLN billions)
Gross sales of Treasury securities
Treasury bonds	33.3	51.5	46.3	30.2	161.3
Treasury bills	0	0	0	0	0
Total	33.3	51.5	46.3	30.2	161.3
Net sales of Treasury securities
Treasury bonds	15.5	10.6	(10.8)	4.2	19.5
Treasury bills	0	0	0	0	0
Total	15.5	10.6	(10.8)	4.2	19.5

Source: Ministry of Finance
Treasury bonds are traded on three segments of the secondary market: the non-regulated over-the-counter (“OTC”) market, the Treasury BondSpot Poland electronic platform, and on regulated markets of the WSE and BondSpot S.A. In 2022, Treasury bonds were primarily traded on the OTC market (96.78 percent of total trading volume), while the shares of Treasury BondSpot Poland’s electronic platform and the regulated markets of the WSE and BondSpot S.A. in the total Treasury bond trading volume amounted to 3.18 percent and approximately 0.04 percent, respectively.
The principal holders of State Treasury debt as of November 30, 2022, were the domestic banking sector with PLN 444.8 billion (36.7 percent), foreign investors with PLN 408.3 billion (33.7 percent) and domestic non-banking investors with PLN 357.7 billion (29.5 percent).
The average time to maturity (“ATM”) and duration of domestic marketable debt decreased from 4.16 and 2.87 years as of December 31, 2021, respectively, to 4.11 and 2.51 years, respectively, as of December 31, 2022. The average time to refixing (“ATR”) of domestic marketable debt decreased from 3.00 years as of December 31, 2021 to 2.98 years as of December 31, 2022. The level of interest rate risk for foreign debt does not pose a threat to minimizing costs, as the sensitivity of foreign currency debt servicing costs to changes in interest rates is limited (ATR at 6.05 years and duration of 4.95 years as of December 31, 2022).
The following table sets out the ATM, ATR and duration of State Treasury debt as of the dates indicated:
	As of December 31,
	2018	2019	2020	2021	2022
ATM
Domestic debt	4.49	4.53	4.23	4.16	4.11
Foreign debt	6.05	6.06	5.72	6.43	6.81
Total	4.97	4.97	4.63	4.75	4.84
ATR
Domestic debt	3.27	3.18	3.16	3.00	2.98
Foreign debt	4.69	4.82	4.72	5.55	6.05
Total	3.71	3.64	3.57	3.66	3.80
Duration(1)
Domestic debt	3,03	3.10	3.09	2.87	2.51
Foreign debt	4.32	4.71	4.76	5.31	4.95
Total	3.45	3.58	3.55	3.55	3.18

(1)
Excludes inflation-linked bonds

Source: Ministry of Finance

PUBLIC FINANCE
The Polish public finance system is comprised of the state budget, local governments’ budgets, extra budgetary units, agencies and other entities. It is divided into three sub-sectors: central, local and social security. There are some differences in the scope of the sector and accounting methods as compared to the general government sector (as defined in the EU’s European System of Accounts 2010 (“ESA 2010”)).
The Polish methodology differs from ESA 2010 in two significant respects:
•
under ESA 2010, revenues and expenditures are calculated on an accrual basis, whereas a cash basis is used under the Polish methodology; and

•
the scope of the public sector is defined differently under the two methodologies; for example, funds formed under the annual reports of BGK (e.g., the Fund to Counteract COVID-19, the National Road Fund and the Railway Fund) and several companies (i.e., the PKP PLK company responsible for maintenance and development of railway infrastructure) are excluded under the Polish methodology but included under the ESA 2010.

Fiscal policy in Poland is conducted within the limitations contained in the provisions of national and EU laws comprising, among others:
•
the upper limit of state budget expenditure for the following year based on the stabilizing expenditure rule contained in the Public Finance Act of August 27, 2009;

•
reference values for the general government nominal deficit (3 percent of GDP) and for the general government debt (60 percent of GDP), and the medium-term budgetary objective at the level of -1 percent of GDP.

The Government’s primary goal, the achievement of sustainable public finances, requires further strengthening of the institutional framework for fiscal policy. Therefore, Poland adopted the stabilizing expenditure rule (“SER”) in 2013 (see Stabilizing Expenditure Rule below). The rule was used in an auxiliary way in the process of designing the state budget for 2014. Formally, the rule was introduced in the 2015 budget. The SER contributes to a reduction of the excessive general government deficit and fiscal consolidation.
In 2020, the European Commission determined that, due to the severe economic downturn across the EU caused by COVID-19, the conditions for the use of the general escape clause enshrined in the EU’s Stability and Growth Pact were fulfilled. The activation of the clause allowed countries including Poland to temporarily depart from the EU Council’s recommendations on fiscal policy goals in 2020, provided that it did not endanger fiscal sustainability in the medium term.
A similar approach was taken with regard to the stabilizing expenditure rule. The stabilizing expenditure rule allows an escape clause to be applied in emergency situations. The activation of the escape clause on the EU level and also domestically was to expand fiscal policy and introduce measures to protect the economy and mitigate the effects of COVID-19. In order to support the revival of the economy after contraction in 2020 caused by the COVID-19 pandemic, the European Commission extended the escape clause for 2021 and 2022. In 2022, due to, among others, heightened uncertainty and strong downside risks to the economic outlook in the context of the Russian invasion of Ukraine, and unprecedented energy price hikes, the general escape clause has been extended for 2023.
Fiscal performance in 2021
The performance of the general government sector in 2021 was mainly impacted by the fast pace of recovery in economic activity and a significant reduction in the scale of expenditure related to counteracting the COVID-19 pandemic. In 2021, the deficit (in line with the ESA2010 methodology), according to estimates of the Central Statistical Office released in October 2022, amounted to PLN 48.2 billion, i.e., 1.8 percent of GDP. This is a significant improvement of approximately 5.1 percent as compared to 2020. The lower deficit of the general government sector was the result of an increase in the sector’s revenues in relation to GDP by approximately 1.1 percent with a simultaneous decrease in expenses of about 4 percent

(including a reduction of subsidies to producers by 2.4 percent). The deficit of the general government sector in 2021 was the result of:
•
deficit of central government subsector: 1.9 percent of GDP (PLN 49.0 billion),

•
surplus of the local government subsector: 0.6 percent of GDP (PLN 14.9 billion),

•
deficit of the social insurance subsector: 0.5 percent of GDP (PLN 14.1 billion).

The deficit of the general government sector in Poland in 2021 was much lower than the deficit of the entire EU (4.6 percent of GDP) and the deficit of the euro area (5.1 percent). A large decrease of 6.0 percent in the deficit as a ratio to GDP took place in the central government subsector, while the surplus in the local government sub-sector increased by 0.4 percent in 2021.
The general government expenditure in 2021 amounted to 44.2 percent of GDP (PLN 1,161 billion) and fell by 4 percent, mainly due to lower expenditures related to counteracting the pandemic, which decreased from 4.5 percent of GDP in 2020 to 2.4 percent (PLN 63.3 billion) in 2021. It was reflected mainly in the “subsidies for entrepreneurs” category, which decreased as a ratio to GDP by 2.4 percentage points to 1.2 percent.
As a ratio to GDP, public investment was at 4.1 percent (nominal growth of 3.9 percent) in 2021. In order to support investments in 2020-21, approximately PLN 13 billion was transferred to local governments under the program Governmental Fund for Local Investments (“RFIL”) from the COVID-19 Fund.
The revenues of the general government sector in 2021 amounted to 42.4 percent of GDP (PLN 1,112 billion), growing by 1.1 percent as compared to 2020. The increase of revenues in relation to GDP was driven to a large extent by increased tax revenues at the level of approximately 20.9 percent, supported by a rapid recovery in economic activity in 2021. As a ratio to GDP, tax revenues according to the ESA methodology amounted to 23.6 percent in 2021, which was an increase of approximately 1.7 percent as compared to 2020.
Revenues from social security contributions were nominally higher by 8.3 percent year-over-year from 2020 to 2021 (as a ratio to GDP there was a decrease by 0.5 percent to the level of 14.0 percent in the same period), which was below the estimated growth rate of the wage fund in the national economy.
General Government Balance
The following table sets out the general government balance (calculated pursuant to the ESA 2010) for the years indicated:
	2017	2018	2019	2020	2021
	(as a % of GDP)
General government balance	(1.5)	(0.2)	(0.7)	(6.9)	(1.8)
Central government	(3.7)	(0.6)	(1.1)	(7.9)	(1.9)
Local government	0.1	(0.3)	(0.2)	0.2	0.6
Social security funds	2.1	0.6	0.6	0.7	(0.5)
	2017	2018	2019	2020	2021
	(PLN millions)
General government balance	(29,591)	(5,305)	(17,009)	(161,834)	(48,195)
Central government	(72,597)	(11,839)	(25,208)	(183,725)	(49,006)
Local government	2,036	(6,719)	(4,686)	4,463	14,918
Social security funds	40,970	13,253	12,885	17,428	(14,107)

The following table sets out state budget revenue and expenditure using the Polish methodology for the years indicated:
	2019	2020	2021	2022(1)	2023(2)
	(PLN billions, except as otherwise indicated)
Total revenue	400.5	419.8	494.8	491.9	604.5
Total expenditure	414.3	504.8	521.2	522.8	672.5
Balance	(13.7)	(85.0)	(26.4)	(29.9)	(68.00)
	2019	2020	2021	2022(1)	2023(2)
	(as a % of GDP)
Total revenue	17.5	18.0	18.9	18.1	18.2
Total expenditure	18.1	21.6	19.9	17.3	20.3
Balance	(0.6)	(3.6)	(1.0)	1.0)	(2.0)

(1)
2022 Budget Act.

(2)
2023 Budget Act.

Source: Ministry of Finance, Statistics Poland
The following table sets out certain information regarding total revenues and expenditure for local governments for the periods indicated:
	2018	2019	2020	2021	2022
Total revenue	251,846	278,507	304,930	333,409	346,251
Total expenditure	259,386	280,209	299,241	315,967	353,255
Balance	-7,540	-1,702	5,689	17,442	-7,004

Source: Ministry of Finance
The State Budget
The Budget Process
The fiscal year for the Government is the calendar year. Under the Constitution, the Council of Ministers must present a draft budget to the Sejm at least three months prior to the start of each fiscal year.
The budget then proceeds through the regular legislative process. If a budget has not been approved by the Sejm and the Senate before the beginning of the new fiscal year, the Government is empowered by law to manage public finances on the basis of the draft budget until a budget is adopted. If no budget has been agreed by the Parliament and presented to the President for signing within four months of the Council of Ministers submitting the draft to the Sejm, the President may dissolve the Parliament.
The 2023 Budget Act
The 2023 Budget Act entered into force on February 8, 2023. The 2023 Budget Act envisions the state budget deficit to be PLN 68.0 billion, with state budget revenue estimated to reach PLN 604.5 billion and state budget expenditures of PLN 672.5 billion. According to the 2023 Budget Act the General Government (“GG”) deficit in 2023 will be 4.5 percent of GDP. The GG deficit in 2022 is forecasted to be 4.7 percent of GDP, such forecast remaining subject to the final numbers which are not yet available. The structure of the budget expenditures is the consequence of continuation of social programmes established in the past and challenges coming from extended risk in the international environment. As a consequence of the Russian aggression against Ukraine the budget for 2023 includes financial sources to maintain a robust increase in spending on national defence to the level required by the National Defence Act (3.0 percent of GDP, which is an increase from 2.2 percent of GDP in 2022). The forecast of the GG deficit covers also the balance of all new funds established in BGK, including the Aid Fund and Fund to Support Military Forces. Moreover, the government has taken a series of measures to mitigate the impact of high energy prices.
The budget projects real GDP growth of 1.7 percent. The following table sets out state budget revenue in nominal terms and as a percentage of GDP for the years indicated:
	2019	2020	2021	2022(1)	2023(2)
	(PLN millions)
Nominal Revenues
Tax Revenue	367,290.7	370,261.8	432,170.4	453 791,3	545,328.1
VAT and other indirect taxes	255,624.2	258,677.1	294,580.9	319 784,9	378,597.0
Corporate Income Tax	39,984.7	41,293.1	52,373.8	53 896,4	73,607.0
Personal Income Tax	65,444.9	63,797.4	73,606.2	69 410,0	78,368.1
Non-tax Revenue	31,379.0	47,401.9	60,521.2	35 297,2	55,422.4
Dividends	3,510.7	468.8	1,800.9	898,7	2,218.0
Transfers from the NBP	0.0	7,437.1	8,876.9	844,5	0.0
Custom Duties	4,409.0	4,557.7	6,412.9	6 283,0	8,677.0
Payments, fees, interest and others	20,861.6	32,001.1	40,285.1	23 820,4	40,855.5
Local government payments	2,597.7	2,937.2	3,145.5	3 450,7	3,671.8
Revenue from EU and other non-returnable means	1,865.5	2,132.0	2,151.9	2 848,5	3,793.4
Total Revenue	400,535.3	419,795.7	494,843.5	491 937,0	604,543.8
	2019	2020	2021	2022(1)	2023(2)
	(Percentage of GDP)
Tax Revenue	16.0	15.8	16.5	16,7	16.4
VAT and other indirect taxes	11.2	11.1	11.2	11,7	11.4
Corporate Income Tax	1.7	1.8	2.0	2,0	2.2
Personal Income Tax	2.9	2.7	2.8	2,5	2.4
Non-tax Revenue	1.4	2.0	2.3	1,3	1.7
Dividends	0.2	0.0	0.1	0,0	0.1
Transfers from the NBP	0.0	0.3	0.3	0,0	0.0
Custom Duties	0.2	0.2	0.2	0,2	0.3
Payments. Fees. Interest and others	0.9	1.4	1.5	0,9	1.2
Local government payments	0.1	0.1	0.1	0,1	0.1
Revenue from EU and other non-returnable means	0.1	0.1	0.1	0,1	0.1
Total Revenue	17.5	18.0	18.9	18,1	18.2

(1)
2022 Budget Act

(2)
2023 Budget Act

Source: Ministry of Finance, Statistics Poland

The following table sets out certain information regarding state budget expenditure in nominal terms and as a percentage of GDP for the years indicated:
	2019	2020	2021	2022(3)	2023(4)
	(PLN millions)
Subsidies(1)	6,607	10,722	3,102	2,594	9,329
Social Insurance	88,093	89,419	79,301	91,390	117,578
Current Expenditures of the Budget Sphere	183,716	240,448	251,732	255,658	283,580
Debt Service and Guarantees(2)	27,336	29,300	25,958	26,000	66,000
Capital Expenditures	18,610	33,396	42,041	29,607	59,330
Subsidies to Local Authorities	61,477	67,029	78,032	72,205	85,340
EU own resources	21,720	24,828	32,230	30,376	35,260
Co-financing EU projects	6,714	9,634	8,821	14,007	16,127
Total State Budget Expenditures	414,273	504,776	521,217	521,837	672,544
	2019	2020	2021	2022	2023(3)
	(Expenditures as % of GDP)
Subsidies(1)	0.3	0.5	0.1	0.1	0.3
Social Insurance	3.8	3.8	3.0	3.0	3.5
Current Expenditures of the Budget Sphere	8.0	10.3	9.6	8.5	8.5
Debt Service and Guarantees(2)	1.2	1.3	1.0	0.9	2.0
Capital Expenditures	0.8	1.4	1.6	1.0	1.8
Subsidies to Local Authorities	2.7	2.9	3.0	2.4	2.6
EU own resources	0.9	1.1	1.2	1.0	1.1
Co-financing EU projects	0.3	0.4	0.3	0.5	0.5
Total State Budget Expenditures	18.1	21.6	19.9	17.3	20.3

Source: Ministry of Finance
(1)
Subsidies to enterprises.

(2)
Debt Service include Foreign and Domestic Debt

(3)
2022 Budget Act

(4)
2023 Budget Act

Stabilizing Expenditure Rule (SER)
The aim of the SER is to ensure the sustainability of public finances in Poland by stabilizing the general government nominal balance in the medium term at the level of the medium-term budgetary objective (which currently is a structural deficit of 1 percent of GDP) (“MTO”) and public debt below predefined thresholds. At the same time, the SER prevents excessive tightening of the fiscal policy, especially under conditions of severe economic slowdown and excessive loosening under favorable economic conditions.
The SER entered into force at the end of 2013 pursuant to the amendment of the Public Finance Act and became binding in the budget process for 2015. The introduction of the SER and the accompanying changes to Poland’s domestic fiscal framework ensured compliance with Council Directive 2011/85/EU of November 8, 2011, on requirements for budgetary frameworks of the member states, which obliges member states to use numerical fiscal rules.
Under the SER, the level of permitted expenditure increases in accordance with the medium-term real GDP growth rate multiplied by the CPI inflation (in 2023 the inflation target has been replaced by the forecasted CPI). Moreover, the formula contains projected changes in discretionary revenue measures and an automatic correction mechanism resulting from imbalances in public finances. The medium-term real GDP growth rate is calculated on the basis of eight years, with a six-year retrospective period. As a consequence of incorporating a historical retrospective component into the calculation at the allowed level of expenditure, the SER formula helps mitigate the risk of a cyclical fiscal policy that results from a calculation based solely on the current year’s economic performance. The correction in the formula is applied if there is an imbalance in public finances. An imbalance is defined as: a general government deficit exceeding 3 percent of GDP; the level of national public debt (calculated according to Article 38a of the Public Finance Act) exceeding 43 percent or 48 percent of GDP; or cumulated deviations of the general government nominal balance from the MTO being lower than 6 percent of GDP or higher than 6 percent of GDP.
There are only very limited instances in which the SER does not apply, such as the invocation of martial law or a state of emergency, or a nationwide natural disaster, or a pandemic outbreak (since March 2020).
The level of expenditure resulting from the rule covers the vast majority of the expenditure of the general government sector, including funds in the BGK and in the BGF, which, according to the EU definition, are included in the general government sector, with the exceptions indicated below. First, the calculation of the level of expenditure excludes budget spending of EU funds and expenditure financed by means of a non-refundable grant from the EU and EFTA countries. Secondly, the costs of those units which do not, as a rule, generate high deficits are also excluded.
As a result, the level of expenditure covers two groups of general government sector institutions. The first group includes: the state budget, the Social Insurance Fund, the Labor Fund, the Pension and Retirement Fund, the Bridging Allowance Fund and the funds established, entrusted or assigned to BGK. The second group is comprised of the National Health Fund, the BGF, local government units and their associations, and entities referred to in Article 139, item 2 of the Public Finance Act. In order to abide by the expenditure limit, the forecast expenditure of the entities listed in group 2 is deducted from the total amount of expenditure.
The Supreme Audit Office, which is an independent state audit body fulfilling the role of an independent fiscal institution, monitors compliance with the rules described above.
Due to the COVID-19 pandemic outbreak, several amendments to the SER were introduced in 2020 – 2022. In line with the European Commission and the Ecofin Council recommendations, a general escape clause (“GEC”) was implemented to tackle the economic downturn caused by COVID-19. The amendments introduced several changes. Firstly in 2020, an epidemic outbreak was included in the list of cases when escape clauses can be applied. In addition, there needs to be a significant deterioration of the macroeconomic situation (specifically, the real GDP growth forecast in the budget act needs to be lower than the historical six-year average by at least 2 percentage points). Secondly, a mechanism for an automatic return to the conventional rule was introduced. The return should take place within a timeframe of two to four years. The pace of return depends on the macroeconomic situation. On the other hand, the general level of expenditures in each year after the escape clause activation depends on the period of return and the sum of the financial effects of discretionary measures aimed directly at the negative effects of the state of emergency (epidemic in this case). The second amendment also established the mechanism of clearing the growth indicator specifying the amount of expenditure and adjustment mechanism from the impact of the COVID-19 pandemic (the economic growth rate in the years in which the escape and return clauses applied is replaced by the average economic growth rate from before the suspension of SER) and deactivated the correction mechanism in the SER in the period in which the escape and return clauses apply.
Another major change in the SER in 2021 was the extension of its scope to include the state special purpose funds. The reform is one of the milestones agreed with the European Commission within the Recovery and Resilience Facility. This change was implemented to counteract the process of the declining SER scope in the years 2014 – 2021. Consequently, all new state special purpose funds will automatically be included in the SER.
The GEC has been extended until 2023, therefore in 2022 further amendments were introduced. Firstly, the inflation target of the MPC (currently 2.5 percent) has been replaced with the forecast CPI and revisions in errors in the forecast. Secondly, the amendment introduced an investment clause for 2023 which will make it possible to finance investments within set limits, without reducing the remaining expenditure covered by the SER.
Furthermore, another amendment to SER came into force on December 24, 2022. The motivation for the amendment was to enable support to households and firms vulnerable to energy price hikes. It allows for not including the financial implications of additional activities (listed below) in the non-exceedable spending limit published in the 2022 execution report of the Budget Act:
•
supporting entities affected by an energy crisis or ensuring energy security;

•
support for beneficiaries, in particular pensioners (retirement, disability, etc.), in connection with the high inflation;

•
financing of the armed forces.

The draft 2023 Budget Act was prepared before introduction of the last amendment and it will not be affected by these changes. The amendment impacts only the execution report of the Budget Act for 2022, where the publication of the sum of above mentioned expenses will ensure the transparency in the application of the stabilizing expenditure rule.
Financing the State Budget Deficit
The Budget Act for 2022 had forecast Poland’s budget deficit to amount to PLN 29.9 billion, while total net borrowing requirements were expected to amount to PLN 58.2 billion and gross borrowing requirements were projected to amount to PLN 222.0 billion. The actual performance was significantly lower than the forecast. The budget deficit amounted to PLN 12.4 billion, while total net borrowing requirements were negative at the level of PLN 5.7 billion and gross borrowing requirements amounted to PLN 162.6 billion. The total value of state budget revenues obtained from gross sales of Treasury securities (on the domestic and international markets) and from granted international loans in 2022 amounted to PLN 189.8 billion. These revenues were financed mainly by the issuance of Treasury securities in the domestic market (76 percent) and Treasury bonds in the international markets (12 percent). Additional funding (12 percent) was obtained from the European instrument for temporary Support to mitigate Unemployment Risks in an Emergency (“SURE”), the World Bank, the EBI and the CEB.
In 2022, financing in the domestic market was mainly obtained through the sale of Treasury bonds in auctions. Among all of the Treasury securities sold, medium-term bonds (five years) amounted to 36 percent, long-term bonds (ten years and longer) amounted to 22 percent, and issuances of short-term bonds (up to two years) amounted to 7 percent. Treasury bonds sold through retail channels amounted to 35 percent. Net financing in the domestic market in 2022 derived from domestic non-banking sector and foreign investors while domestic banks decreased their holdings. Financing in the international markets consisted of an issue of Treasury bonds denominated in euro and dollar. As at December 31, 2022, debt denominated in EUR, USD, JPY and CNY amounted to 19.5, 3.1, 0.5 and 0.2 percent, respectively, of total State Treasury debt. As at December 31, 2022, the State Treasury’s debt had an average time to maturity of 4.84 years, with the share of foreign currency debt amounting to 23.3 percent. In the Budget Act for 2023, budget deficit is projected to amount to PLN 68.0 billion, while total net and gross borrowing requirements are expected to amount to PLN 110.5 billion and PLN 260.7 billion, respectively. As in previous years, the process of funding complies with the State Treasury’s main strategic objectives and provides flexibility in the choice of market, currency and instrument type. The largest portion of funding is expected to derive from the domestic Treasury bond market, with the structure depending on market conditions.
As of January 30, 2023, 50 percent of gross borrowing requirements for 2023 had already been financed.
Revenues
The principal source of the State’s revenues is taxation. The main taxes in the Polish tax system are VAT, CIT, PIT and excise tax. There are also local taxes (local government revenue) collected directly by local authorities or tax offices acting on behalf of such authorities. Local taxes include agricultural tax, forest tax, real property tax and transport vehicles tax.

Value Added Tax
VAT levied on the supply of goods and services and other activities in Poland is based on the rules of Council Directive 2006/112/EC on the common system of value added tax:
•
a standard rate of 23 percent; and

•
reduced rates of:

•
8 percent (for example, on certain food items, medicines, newspapers (excluding local and regional periodicals), e-newspapers, fertilizers, public transport, restaurant services, new housing structures and housing construction services covered by the social housing program);

•
5 percent (for example, on certain unprocessed agricultural products, bakery products, meat, fresh fruits and vegetables, dairy products, books, e-books, audiobooks and local and regional periodicals); and

•
0 percent (for exports and intra Community supplies and selected services such as international transport).

However, as an anti-inflation measure, the VAT rate was temporary reduced to 0 percent in February 2022 for foodstuffs which previously were subject to VAT rate of 5 percent. The measure will apply until the end of June 2023.
Corporate Income Tax
CIT is levied on the income of certain entities, mainly legal persons, at a flat rate of 19 percent.
Generally, dividends are subject to a 19 percent withholding tax, unless a relevant double taxation treaty provides otherwise. However, dividends paid by a company resident in Poland to parent entities subject to income tax in an EU/EEA member state or in Switzerland may be exempted from taxation if certain specific requirements are satisfied (see Directive 2003/123/EC of 22 December 2003, which modified Directive 90/435/CEE, the so-called Parent-Subsidiary Directive).
Generally, interest and royalties paid to foreign entities are subject to 20 percent withholding tax, unless a relevant double taxation treaty provides otherwise. However, interest and royalties paid by a company resident in Poland to related entities which are subject to income tax in an EU/EEA member state or in Switzerland may be exempt from taxation if certain specific requirements are satisfied (see Directive 2003/49/EC on a common system of taxation applicable to interest and royalty payments made between associated companies of different Member States, the so-called I+R Directive).
Effective from January 1, 2019, a reduced tax rate of 9 percent is applicable for revenues (income) other than from capital gains and concerns taxpayers complying with certain conditions. As from January 1, 2021, a reduced tax rate applies to taxpayers whose revenues in a given tax year do not exceed the amount of EUR 2 million if they have small taxpayer status (i.e., taxpayers with sales revenues not exceeding the equivalent of EUR 2 million in the previous tax year). Until January 1, 2021, the revenue threshold limit amounted to EUR 1.2 million. The requirement to have the status of a small taxpayer does not apply to taxpayers just beginning their economic activity (in the tax year of beginning the activity).
From January 1, 2018, the CIT Act singles out a new source of revenue, i.e., income from capital gains. Capital gains in the meaning of the CIT Act are income from, for example, dividends, redemptions of shares or from reduction of their value, the value of the profit of a legal person or a company allocated to increase its share capital, assets received from the liquidation of legal persons, revenues obtained as a result of transformations, merger or division of companies, and income from investment funds and sales of shares. Other types of revenue consist of any other taxpayer income not included in the capital gains category. These two sources have to be settled separately, i.e., their revenues, costs and losses should not be mixed. Tax losses from a given source may be deducted in the next five consecutive tax years, but the amount of such reduction in any of those years may not exceed 50 percent of the amount of the loss. Taxpayers can also reduce income from the source of revenue by the amount of loss not exceeding PLN 5 million in one of the next five consecutive tax years.

From January 1, 2019, a so-called IP Box is available in Poland. It is a form of preferential taxation with a reduced 5 percent tax rate on income gained on the commercialization of qualified intellectual property rights. It is available for taxpayers who are the owners, co-owners, users or persons who have the right to use intellectual property rights as long as they conduct R&D activity aimed at creating, developing or improving the qualified intellectual property right. The IP Box applies to taxpayers (companies) subject to corporate income tax and personal income tax.
From January 1, 2021, there is an alternative and optional form of corporate income taxation —  distributed profit tax. The new system links taxable income with the categories under the balance sheet law and changes the moment when a tax obligation arises. Taxation of profits is deferred until they are distributed, regardless of the form that distribution takes. In order to be able to use the new form of taxation, taxpayers must meet the conditions specified in the CIT Act. Currently, the tax rate is 10 percent for small taxpayers and taxpayers starting a business activity and 20 percent for the remaining eligible taxpayers.
The tax on revenues derived from fixed assets (i.e., the minimum tax on buildings situated in Poland) is calculated as 0.035 percent of the taxpayer’s tax base for each month. For the purpose of this provision, the tax base is the sum of revenue equal to the initial value of the fixed assets as at the first day of each month in the relevant period, reduced by the amount of PLN 10 million. The tax amount will be deducted from the general income tax advance.
The taxpayers of the tax from buildings were temporarily exempt from tax from March 1, 2020, until May 31, 2022.
From January 2022, a new minimum tax was introduced. The minimum CIT is imposed on companies incurring tax losses or having a business-activity-income-to-business-activity-revenue ratio not exceeding 2 percent. The minimum CIT amounts to 10 percent of the tax base. The tax paid for a given tax year is deductible from CIT calculated based on the general rules. Currently, the regulations in this respect are postponed until the end of 2023.
Personal Income Tax
The basic tax rates applicable in Poland are 12 percent and 32 percent. The 12 percent rate is applied if the annual tax base does not exceed PLN 120,000. The 32 percent rate is applied if the annual tax base exceeds that amount. The tax is additionally reduced by a fixed tax reduction amount of PLN 3,600.
Self-employed taxpayers, in addition to taxing their income according to the above rules, have the right to elect to have their business income taxed at a uniform rate of 19 percent. In addition, taxpayers may tax, among other things, certain income as a lump sum according to a particular tax rate specified in separate provisions.
Income from selling securities and other financial instruments is subject to 19 percent income tax, which is specified in a separate tax return to be submitted no later than April 30 of the year following the relevant tax year.
Personal Income Tax Reforms
In 2022, there were further changes to the personal income tax system, including the reduction of the basic tax rate from 17 percent to 12 percent, which has been in force since July 2022. The reform is anticipated to negatively impact the PIT revenues.
In 2021, the tax-free allowance was PLN 8,000. If a person’s income fell between PLN 8,000 and PLN 13,000, the tax-free allowance gradually decreased from PLN 8,000 to PLN 3,091 and remained at this level until PLN 85,528. For incomes higher than PLN 127,000 there was no tax-free allowance. On January 1, 2022, a major income tax reform came into force. The tax free allowance was increased to PLN 30,000 combined with increasing the first income tax bracket from PLN 85,528 to PLN 120,000 annually. In October 2019 the Government decreased the personal income tax rate from 18 percent to 17 percent (applicable to income not exceeding PLN 120,000 annually). Starting from July 1, 2022, the PIT rate was further decreased to 12 percent (applicable to income not exceeding PLN 120,000 annually).

The January 1, 2022, reform also changed the health insurance (“HI”) contributions scheme for entrepreneurs. Up until 2022, entrepreneurs paid 9 percent HI contributions from a self-declared base that could not be lower than 75 percent of the average monthly wage in the industrial sector in the last quarter of 2021. The reform of January 1, 2022 made HI contributions for entrepreneurs proportional to income. For taxpayers filing their taxes according to the tax scale the rate is the same as for employees, namely, 9 percent. For entrepreneurs filing taxes according to the 19 percent flat income tax scheme the rate is lower, namely, 4.9 percent. For taxpayers filing their taxes under the lump-sum revenue tax HI contributions amount to 9 percent payable from the tax base consisting of 60 percent, 100 percent or 180 percent of the average wage for income below PLN 60,000, between PLN 60,000 and PLN 300,000 and above PLN 300,000 accordingly (yearly).
From August 1, 2019, Polish citizens under the age of 26 who earn less than PLN 85,528 a year do not have to pay income tax. Starting on January 1, 2022, a similar income deduction was introduced for families having 4 or more children, for Polish citizens returning from emigration and for workers reaching the statutory retirement age who continue to work and do not collect their pension.
Furthermore, the minimum monthly wage for a full-time worker was raised, reaching PLN 3,490 (gross/ before social security deductions and PIT) in 2023, compared to PLN 3,010 in 2022 and PLN 2,800 in 2021. The minimum monthly wage for a full-time worker is to increase to PLN 3,600 (gross/ before social security deductions and PIT) starting from July 1, 2023. The minimum hourly wage in Poland was raised from PLN 18.30 per hour in 2021 up to PLN 19.70 per hour in 2022 and up to PLN 22.80 per hour starting from January 1, 2023. Starting from July 1, 2023, the minimum hourly wage in Poland is to reach PLN 23.50.
Excise Tax
Polish law on excise duty complies with the EU general arrangements for excise duty and with the specific regulations regarding taxation of the energy products, alcoholic beverages and tobacco products.
As a result, excise duty is imposed on the following goods: energy products (e.g., petrol, gas oil, kerosene, LPG, natural gas, fuel oil, coal and coke), electricity, alcoholic beverages (e.g., ethyl alcohol, intermediate products, beer, wine and fermented beverages other than wine and beer) and tobacco products (e.g., cigarettes, cigars and cigarillos, smoking tobacco).
Additionally, excise duty is also levied on certain other goods such as passenger cars and raw tobacco, as well as liquid for electric cigarettes and novel tobacco products.
The excise duty system provides exemptions for certain groups of entities or certain goods (e.g., goods used in the context of diplomatic relations). A number of tax incentives targeted at low emission vehicles have been introduced.
Tax on Financial Institutions
Among other financial institutions, banks, insurance companies, credit unions and non-bank lending companies are subject to a tax on financial institutions, which came into force on February 1, 2016. The tax covers all bank and credit union assets over PLN 4 billion (EUR 0.9 billion), insurance companies’ assets over PLN 2 billion (EUR 0.45 billion) and non-bank lending companies’ assets over PLN 0.2 billion, which are in each case taxed at a rate of 0.0366 percent per month (0.44 percent per year). For the purposes of this tax, the taxable base may be reduced by the particular amounts indicated in the tax provisions. This tax does not apply to state-owned banks, private banks under recovery proceedings, in receivership, or in liquidation, or banks which have filed for bankruptcy and whose activities have been suspended. The tax does not reduce financial institutions’ CIT base.
Retail Sales Tax
The retail sales tax has been levied since January 1, 2021.
The tax is paid by retailers (natural persons, legal persons and organizational entities having no legal personality) in the framework of their retail business.

A tax obligation arises when a taxpayer achieves revenue above PLN 17 million in a given month, and applies to turnover above that amount derived from that moment until the end of the month.
The basis of assessment is the surplus of the retail sales revenue reached in a particular month over the amount of PLN 17 million, excluding the amounts paid to consumers for returning the goods. Revenue includes excise tax, but does not include value-added tax.
The progressive tax scale is from 0 to 1.4 percent of the tax base:
•
turnover from 0 to PLN 17 million is not subject to taxation,

•
turnover of more than PLN 17 million to PLN 170 million is subject to 0.8 percent tax,

•
turnover above PLN 170 million is subject to 1.4 percent tax.

Tax exemptions, in particular:
•
sale of fuels and energy used by households for the purpose of social-domestic purposes,

•
sale of medicines, foodstuffs for particular nutritional uses and medical products reimbursed from public funds.

Payment of the tax is based on the principle of self-assessment. Taxpayers must submit declarations and pay the tax by the 25th day of the month following the month to which the tax obligation relates.
Exit Tax
From January 1, 2019, the so-called exit tax (tax on unrealized income) applies to both the PIT and CIT taxpayers. In principle, exit tax applies in the case of any change in tax residency, or any asset movement, from Poland to another country, if such actions result in the loss of the Polish right to tax any potential capital gains that would have been obtained if the transfer had not taken place.
The exit tax rate amounts to 19 percent for both corporate persons and natural persons (in the latter case, if the tax value of an asset is determined). For natural persons, a 3 percent rate may be applicable if the tax value of an asset is not determined. In the case of natural persons, exit tax applies to those assets whose value exceeds PLN 4 million.
In some circumstances, the transfer of assets to another country will not be subject to the exit tax if the transfer does not last longer than 12 months.
In the case of natural persons, exit tax generally applies only to the transfer of assets related to their business. In the case of assets of natural persons which are unrelated to business activity, exit tax applies only to: all rights and obligations in a non-corporate company, shares in a company, shares and other securities, derivative financial instruments and participation titles in equity funds, provided that the individual has been domiciled in Poland for at least five years in total, within the 10 years preceding the day of change of the tax residency status.
Social Security System
Pension Reforms
In 2012, the Government introduced comprehensive pension reforms, which came into effect on January 1, 2013. The changes included, inter alia, the increase of the retirement age from 65 to 67 years old for men and from 60 to 67 years old for women. The current government and the current President, Andrzej Duda, declared their intention to reverse this aspect of the reforms and restore the former retirement ages, i.e., 60 years old for women and 65 years old for men. As a consequence, the former retirement ages, i.e., 60 years old for women and 65 years old for men, were restored by the Act Amending the Act on Pensions from the Health Insurance Fund and Certain Other Acts, which came into force on October 1, 2017.
Currently, the legislative work on open-ended pension funds (“OFEs”) reform is suspended. The reform was intended to enter into force in 2021 and is one of the pillars of the Strategy for Responsible Development. OFEs are managed by privately held pension fund managers (“PTEs”) and receive a part of the pension contribution from the insured persons. The Government believes that the current form of OFEs and the way they operate are not justified since OFEs ensure neither diversification of risk nor social security of insured persons. Furthermore, the current structure of the OFE sector will lead to permanent net cash outflows and no cash inflows from the accounts in OFEs to the national economy that could be invested. Pension contributions paid by insured persons are 19.52 percent. Only 2.92 percent of a person’s gross salary is transferred to an OFE and the remaining part of the contribution is paid to accounts in the Social Security Fund (“FUS”). Additionally, pension contributions are transferred to OFEs only in the case of those insured persons who declared that they wish to have their contributions transferred to OFEs. Due to this fact, the share of the pensions paid from OFEs in the future in relation to the total amount of pensions paid out will be insignificant.
The main assumptions of the planned reform are:
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PTEs managing OFEs will be transformed into investment fund managers (“TFIs”), while OFEs will become specialized open-ended investment funds (“SFIOs”);

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Net assets of OFEs will be transferred to Individual Retirement Accounts (“IKEs”) managed by a TFI;

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OFE members will be entitled to request that the assets in their OFE member account are transferred to their accounts at FUS and added to the assets already contributed to FUS. No fee will be paid by the insured person for this transfer;

•
If the insured person decides to keep his/her assets in IKEs, a transfer fee amounting to 15 percent of net assets transferred from OFEs to IKEs will be charged. Capital gains from the assets on IKEs are exempt from personal income tax and the capital gains tax; and

•
The investment policy of the new SFIOs will be adjusted to the age structure and profile of insured persons and the requirements of the Act on Investment Funds.

The Act on Employee Capital Plans (“PPK”) was adopted by the Parliament on October 4, 2018, and entered into force on January 1, 2019.
This act is the consequence of the so-called Capital Accumulation Program announced in July 2016. The main objective of PPK is to increase private, long-term savings and to enhance the stability of future pensioners through creating voluntary employee capital plans, with contributions paid by the employee and employer, with incentives from the State Treasury to encourage employees to join the system. Higher long-term savings should have a positive impact on investment in the Polish economy through ensuring more domestic capital, especially in a situation of a probable decrease in funds dedicated to Poland in future EU budgets.
Under the new act, so-called employee capital plans have been established, based on an automatic enrolment for all employees aged 18 to 55 whose employee contracts are subject to regular pension contributions. Participation in the new scheme is voluntary because employees have the right to opt out. Employees aged between 55 and 70 may also join the system when an application to join the program is sent by them to the employer.
Under the act, all employers are required to create capital plans, which are managed by entitled financial institutions (investment funds managed by investment fund companies, pension funds managed by general pension societies or labor pension societies, and insurance institutions offering insurance with investment-based insurance funds). Contributions need to be paid by both employers and employees. The basic contribution payable by an employer is 1.5 percent of the employee’s monthly remuneration, with the possibility of voluntarily increasing this amount by an additional 2.5 percent, whereas employees are obliged to pay 2 percent with the possibility of voluntarily increasing this amount by an additional 2 percent (resulting in a minimum contribution amounting to 3.5 percent and a maximum contribution amounting to 8 percent). To encourage employees to join a PPK, incentives paid from the Labor Fund are envisaged: PLN 250 — one-time welcome payment at the start of the program (after three months of regular delivery of contributions to the PPK); and PLN 240 — annual supplemental payment when a certain amount of savings is accumulated over the previous year (equal to six monthly contributions of 2 percent paid on the minimum remuneration). As an incentive for persons with the lowest monthly income (120 percent of the minimum wage or less) to join a PPK, the option to declare payment of a lower employee contribution (the minimum rate is 0.5 percent of the gross remuneration) was adopted. They will not lose the right to receive the annual supplemental payment.
Accumulated savings are managed by licensed financial institutions and invested in the financial market. When an employee exceeds 60 years of age, 25 percent of his/her savings can be withdrawn as a one- off transfer, and 75 percent can be paid in equal monthly instalments over a minimum period of 10 years.
Those payments are not subject to capital gains taxation. The PPK indicates the possibilities of withdrawing accumulated funds. Withdrawals are conditional on reaching a specified retirement age, disability, or death, and there are economic penalties for early withdrawal. In the case of premature withdrawal, income from participation in the PPK is taxed at the ordinary personal income tax rate. In order to increase the security of invested funds, a permitted investment policy has been specified. Financial institutions invest savings in investment funds that differentiate the level of risk according to the age of the participants — these are the so-called defined date funds.
The implementation of the PPK program in Poland took place in four stages. The obligation to establish employee capital plans has gradually covered all companies depending on the number of employees, starting from July 2019 with those companies employing more than 250 persons, and ending in January 2021 with public sector employers and companies hiring fewer than 20 employees.
By August 31, 2022, participation in PPK was 33.10 percent. according to the data presented in the Review of Employee Capital Plans (the document — parliamentary print no. 2921 is going through the legislative process). It is the first review of the functioning of the PPK in Poland, which is imposed by the Act on Employee Capital Plans of the Council of Ministers.
The participation in PPK is continually growing, indicating that, once enrolled, participants remain in the program.
For the first time since the implementation of the program, auto-enrollment in PPK took place on March 1, 2023.The auto-subscription deadline was the same for all entities, regardless of the date of joining the program. The Act on Employee Capital Plans predicts that the auto-enrollment in PPK will take place every 4 years.
Social Spending Initiatives
In the second quarter of 2016, the Government implemented a new social program named “Family 500+”. The program entails a direct cash transfer of PLN 500 per month per eligible child to families until the child reaches the age of 18. Until July 2019, assistance under the program for the first child was means-tested based on family income, while all families were eligible for assistance for additional children. Since July 2019 it is granted for each child until the age of 18, irrespectively of the family income. As a result, the number of children covered by the program nearly doubled.
Total costs of the “500+” program equaled PLN 17.4 billion in 2016, PLN 30.5 billion in 2019 and PLN 40.3 billion in 2021 with similar costs in the following years, provided that there are no changes in the existing policy in this regard. The main goal of this program is to assist families with child-rearing expenses, ultimately encouraging people to have more children, thereby improving Poland’s long-term demographic outlook.
In 2018 the Government introduced the Good Start program in which a benefit of PLN 300 is paid for children up to age of 20 years old (24 years old in case of disability) who participate in education on the occasion of the starting of the school year. The benefit is paid only once per year with the cost in 2021 at PLN 1.3 billion (in the following years, its costs are expected to be at a similar level).
In order to further support families, the Family Care Capital program was introduced in 2022, i.e., a new benefit in the amount of PLN 1,000 PLN monthly paid for a year or PLN 500 monthly paid for two years. The Family Care Capital is available for the second child and subsequent children aged 12 – 35 months in the family. This payment is independent of the family’s income. The total cost in the first year of the program is estimated at approximately PLN 3.0 billion in 2022. The following year the estimated cost is lower, at PLN 2.4 billion.
In May 2019, the Government introduced a one-off program named “Pension+”, which in 2020 was changed to an annual one. The program consists of a single payment of a minimum level pension to each pensioner. In 2022, the overall payments under “Pension +” (Q1-2) amounted to PLN 12.7 billion.
In 2021 the Government financed an additional one-off single minimum pension payment that was means tested. This one-off payment was repeated in 2022 due to rising costs of living. The predicted expenditure amounted to PLN 11.4 billion in 2022. In addition, both the “Pension+” and the additional one-off pension payment were exempt from PIT in 2022.
Due to the rising prices of energy, gas and food, the Government introduced the so-called Anti-Inflation Shield. One of its key elements is direct support for poorer households in the form of a shielding benefit paid in 2022. It was a one-off, income-tested cash transfer for the poorest households in an amount depending on the size of the household. The preliminary cost of the shielding benefit based on the data for the period January – November was approximately PLN 2.6 billion in 2022 (excluding data for December 2022).
On March 12, 2022, the Parliament adopted an act on assistance to citizens of Ukraine in connection with the military conflict in that country. The act regulates the status of refugees from Ukraine, their access to social assistance, health care, education and the labor market. It also defines the legislative framework for financial support for Polish citizens and local governments hosting refugees. Part of the costs are covered by the budget and the rest by the special fund established in BGK (the “Aid Fund”). The main sources of financing tasks of the fund are the issuance by BGK of bonds with a State Treasury guarantee, subsidies from the state budget and transfers of Treasury bonds.
Expenditure
A major component of state expenditure is social security payments. Four social security and pension funds are administered by the state and are partially or wholly financed by contributions from employers and employees. The revenues of these funds are not shown as revenues in the state budget. Two of these funds do, however, receive significant transfers from the state budget and such transfers are shown as expenditures in the tables under “Public Finance”. The Social Insurance Fund and the Pension and Disability Fund of Farmers are the largest extra-budgetary funds and rely on state budget transfers to supplement their own off-budget revenues.

PUBLIC DEBT
Overview
For reporting purposes relating to external and internal debt, Poland classifies as public debt only debt incurred directly by the State (i.e., State Treasury debt), by local governments and by entities within the public finance sector. It does not include debt incurred by state-owned financial institutions, other state-owned enterprises or the NBP.
The following table sets out total public sector debt as of the dates indicated:
	As at December 31,				As at September 30, 2022
	2018	2019	2020	2021
	(PLN millions)
Public finance debt	984,313	990,948	1,111,806	1,148,579	1,181,199
Central government debt	907,316	907,650	1,020,652	1,055,779	1,092,517
of which:
State Treasury debt	905,594	905,615	1,018,569	1,053,324	1,089,788
Local government debt	76,928	83,241	91,098	92,753	88,642
Social Security debt	69	57	56	47	41

Source: Ministry of Finance
State Treasury Debt
The Ministry of Finance classifies debt as internal or external according to two criteria: the place of issuance and residence of the targeted investors. On the basis of the first of these criteria, all instruments issued in the domestic market, regardless of the status of their holder (domestic or foreign), are classified as internal debt and, on the basis of the second, all other instruments are classified as external or internal according to the residence of the holder, regardless of the market in which the instruments are issued. For purposes of this section, where debt is classified as internal or external based on the place of issue criterion, internal and external debt will be referred to as domestic debt and international debt, respectively. In “Total External Debt”, Poland’s gross external debt is classified solely on the basis of the residence of the creditor.
In nominal terms, Poland’s total State Treasury debt amounted to PLN 1,238.5 billion as of December 31, 2022.
The following table sets out categories of the State Treasury’s debt as of the dates indicated as aggregate amounts and as percentages of nominal GDP:
	As at December 31,				As at December 31, 2022
	2018	2019	2020	2021
	(PLN millions except for percentages)
Domestic State Treasury Debt	674,422	716,454	831,455	872,682	949,781
as a percentage of GDP	31.7%	31.3%	35.6%	33.3%	31.0%
International State Treasury Debt	279,847	256,885	266,025	265,352	288,685
as a percentage of GDP	13.2%	11.2%	11.4%	10.1%	9.4%
Total State Treasury Debt	954,269	973,338	1,097,480	1,138,034	1,238,466
as a percentage of GDP	44.9%	42.5%	46.9%	43.4%	40.4%
GDP	2,126,507	2,288,492	2,337,672	2,623,948	3,067,725

Source: Ministry of Finance

Debt Management
Under Polish law, the Minister of Finance supervises the level of public debt. This supervision is twofold: direct (in the case of the State Treasury) and indirect (in the case of other entities in the public finance sector which are autonomous in contracting liabilities).
Polish regulations primarily seek to restrict the growth of public debt by establishing limits on the public debt-to-GDP ratio. The Polish Constitution prohibits the incurrence of liabilities resulting in public debt exceeding 60.0 percent of GDP, whereas the Public Finance Act sets thresholds of 55.0 and 60.0 percent of GDP, violation of which is followed by certain requirements to prevent the constitutional limit from being breached (please see: https://www.gov.pl/web/finance/debt-management-strategies).
Since joining the EU, Poland has been obliged to respect the reference values indicated in the Stability and Growth Pact, including with regard to the deficit (limited to 3.0 percent of GDP) and public debt (limited to 60.0 percent of GDP) limits.
Due to the serious economic slowdown caused by the COVID-19 pandemic throughout the European Union, the European Commission has launched the general escape clause provided for in the Stability and Growth Pact. The clause allows Member States to temporarily depart from the Ecofin Council recommendations on the medium-term budgetary objective. The EU flexible approach does not suspend the EU fiscal rules or exclude the excessive deficit procedure, but is intended to facilitate a coordinated response to the crisis.
The objective of the debt management strategy as stated in the Public Finance Sector Debt Management Strategy in the years 2023 – 2026 (approved by the Council of Ministers in September 2022) is the minimization of long-term debt servicing costs, subject to maintaining appropriate levels of refinancing risk, exchange rate risk, interest rate risk, state budget liquidity risk, other risks (in particular, credit and operational risk) and the distribution of debt servicing costs over time.
The debt management strategy’s objective is pursued through two key strategies:
•
selection of instruments to minimize costs within the time frame of the longest maturities of debt instruments with a significant share in debt volume, through the appropriate selection of markets, debt management instruments, the structure of financing borrowing requirements and issuance dates; and

•
ensuring the efficiency of the Treasury securities market, contributing to lowering Treasury security yields; this strategy is focused on attempting to eliminate or limit potential unfavorable factors in market organization and infrastructure.

Refinancing Risk
In an attempt to manage the refinancing risk, the dominant role of medium- and long-term instruments in financing the state budget borrowing requirements in the domestic market has been maintained, subject to market conditions. The debt management strategy aims to maintain the average maturity of the domestic State Treasury debt of around 4.5 years, and that of the total State Treasury debt of around 5 years, subject to possible temporary deviations resulting from market and budgetary conditions.
Exchange Rate Risk
In an attempt to manage the exchange rate risk, the debt management strategy has been designed to maintain the share of foreign currency debt in State Treasury debt below 25 percent, subject to possible temporary deviations resulting from market and budgetary conditions and to maintain an effective share of euro of at least 70 percent (after swaps) (the “Strategy”). Derivatives may also be used in order to shape the desired currency structure of debt.

Interest Rate Risk
In an attempt to manage interest rate risk, the debt management strategy has been designed to maintain ATR of domestic debt at between 2.6 and 3.6 years, and to separate the management of the interest rate from management of the refinancing risks by using floating rate bonds and possible use of derivatives and inflation-linked bonds. The strategy assumes maintaining the dominant share of fixed rate instruments in State Treasury debt denominated in foreign currencies.
State Budget Liquidity Risk
In an attempt to manage the state budget liquidity risk, the debt management strategy was designed to maintain a safe level of state budget liquid assets while managing them effectively through deposits in PLN and foreign currencies and foreign exchange transactions (including sales and derivatives). The level of liquid assets will be the result of the current and predicted budgetary and market conditions, taking into account seasonality as well as striving for the even distribution of Treasury securities supply during the course of a year.
Credit Risk and Operational Risk
In an attempt to manage credit and operational risks, the debt management strategy includes entering into derivatives transactions with entities of high creditworthiness, using instruments limiting credit risk, including collateral agreements, and allowing for its diversification when concluding transactions involving derivatives, as well as diversification of credit risk generated by uncollateralized transactions.
It is possible to conclude, in the timeframe of the Strategy, further collateral agreements that are in line with the current best practices in the market which enable concluding transactions without bearing credit risk on more favorable terms. The technical infrastructure allowing for running debt management processes from outside of the Ministry of Finance’s building is assured.
Distribution of Debt Servicing Costs Over Time
The debt management strategy requires setting bond coupons at levels slightly below their forecast yields over the sales period and distributing the debt servicing costs evenly throughout the years, including also through the use of derivative instruments.
Internal State Treasury Debt
Poland’s internal State Treasury debt amounted to PLN 949.8 billion as of December 31, 2022.
Internal public debt comprises three categories:
•
marketable Treasury securities with maturities of up to 30 years, including fixed, floating rate and CPI-linked securities, offered on the domestic primary market through auctions at market prices to Treasury securities dealers;

•
fixed and floating rate savings bonds sold through Customer Service Outlets to individuals at nominal value, which are not freely marketable and currently have maturities of up to 12 years; and

•
other debt (mainly deposits of public finance sector entities, court deposits and debt of earmarked funds).

As of December 31, 2022, marketable Treasury securities constituted approximately 82 percent of domestic State Treasury debt.
External State Treasury Debt
As at December 31, 2022, Poland’s outstanding external State Treasury debt amounted to PLN 288.7 billion (EUR 61.6 billion). Approximately 62 percent of this debt was comprised of sovereign bonds issued abroad.

The following table sets forth details as to the outstanding principal amount of the State Treasury’s external debt as at the dates indicated:
	As at December 31,				As at December 31, 2022
	2018	2019	2020	2021
	(EUR millions)
Medium- and Long-Term Loans
EIB	9,006	8,108	7,191	6,266	6,631
The World Bank	6,754	6,512	6,261	5,967	5,709
CEB	221	212	227	240	650
EU	0	0	1,000	8,236	11,236
Total Loans	15,981	14,832	14,679	20,709	24,226
Bonds
Bonds	49,100	45,491	42,968	36,983	37,329
Short-Term Debt	0	0	0	0	0
Total State Treasury External Debt	65,081	60,323	57,647	57,692	61,555

Source: Ministry of Finance
The following table presents the currency composition of the State Treasury’s external debt as at December 31, 2022:
	In millions of original currency	Equivalent in EUR millions	%
EUR	51,446	51,446	83.6
U.S.$	8,850	8,306	13.5
Japanese yen	196,600	1,396	2.3
Chinese yuan	3,000	406	0.7
Total		61,555	100.0

Source: Ministry of Finance
Projected State Treasury External Debt Service Requirements
The following table presents debt service projections for the State Treasury’s medium- and long-term external debt by type of creditor for the years indicated as at December 31, 2022. The data contained in the table does not assume any refinancing of existing debt:
	2023	2024	2025	2026	2027	2028 and beyond
	(EUR millions)
Principal payments	6 319	8 149	6 813	7 031	4 340	28 903
Loans	0	0	0	0	0	0
Multilateral	941	956	1 313	903	861	8 015
Other	0	0	0	1 400	0	9 836
Bonds	5 377	7 193	5 500	4 728	3 479	11 052
Interest payments	1347	1254	1060	828	713	4683
Loans	0	0	0	0	0	0
Multilateral	264	259	237	214	195	1058
Other	65	63	63	63	67	801
Bonds	1 018	932	760	551	451	2,824
Total debt service	7,665	9,403	7,873	6,459	5,053	23,750

	2023	2024	2025	2026	2027	2028 and beyond
	(EUR millions)
Loans	0	0	0	0	0	0
Multilateral	1,205	1,215	1,550	1,117	1,056	9073
Other	65	63	63	1,463	67	10,637
Bonds	6,395	8,125	6,260	5,279	3,930	13,876

Source: Ministry of Finance
Default
Poland is not currently in default in relation to any of its external creditors.
State Treasury’s Contingent Liabilities
The following table sets out the contingent liabilities that arise from sureties and guarantees owed by the State Treasury:
	2019	2020	2021	Q3 2022
	(PLN thousands)
Domestic sureties and guarantees	11,355,697.5	198,278,816.4	243,753,292.1	258,587,241.3
Foreign guarantees	100,015,623.0	104,596,240.4	112,573,775.8	129,969,682.6
Total State Treasury’s contingent liabilities	111,371,320.5	302,875,056.8	356,327,067.9	388,556,923.9

Source: Ministry of Finance
As of December 31, 2021, contingent liabilities from state guarantees amounted to PLN 356,327 million. Of that amount, guarantees issued in 2020 and 2021 in relation to COVID-19 countermeasures amounted to PLN 241,949 million, while guarantees of non-COVID-19 origin amounted to PLN 114,378 million. In the third quarter of 2022, the above contingent liabilities amounted to PLN 388,557 million, of which COVID-19 related and other guarantees amounted to PLN 247,472 million and PLN 141,085 million, respectively.
COVID-19 related guarantees include guarantees covering the repayment of: bonds issued by BGK on behalf of the COVID-19 Response Fund — PLN 169,214 million, and bonds issued by the Polish Development Fund to finance the government financial shield support program for entrepreneurs — PLN 78,258 million of contingent liabilities as of September 30, 2022.
Of non-COVID-19 related guarantees, the largest value of contingent liabilities was connected with the guaranteed debt of BGK incurred for financing investments of the National Road Fund (“NRF”) — PLN 96,734 million as of September 30, 2022. The second biggest exposure was related to guarantees covering the debt of PKP Polskie Linie Kolejowe S.A. (the national railway infrastructure manager) — PLN 18,266 million. The third largest amount of contingent liabilities was connected with guarantees issued with respect to payments from the NRF and financing the liabilities of concessionaires incurred for motorway projects — PLN 12,576 million. Additionally, in the three quarters of 2022 there were guarantees granted to finance gas fuel operators resulting in the amount of PLN 10,000 million of contingent liabilities and to finance Aid Fund (support for refugees from Ukraine) — PLN 526 million.
The amount of contingent liabilities notably increased in 2020 and 2021 due to the issuance of COVID-19 related guarantees. Contingent liabilities connected to non-COVID-19 related guarantees remained close to historical levels during that period, with only a slight increase. However, in 2022, due to the war in Ukraine and the energy crisis along with the increasing inflation rate, new types of guarantees were introduced by special acts.

The amount of state guarantees is expected to increase further in future years. Expected new contingent liabilities will result mainly from:
•
further investment financed by the NRF with the use of EU funds, along with rolling over the NRF’s debt, and further investment in infrastructure of the railway sector;

•
use of state guarantees for support in response to geopolitical changes and guarantees for financing of new funds: Armed Forces Support Fund (financing the Polish military modernization) and the Aid Fund (financing costs of hosting refugees from Ukraine). By the end of 2022, such guarantees reached PLN 33,577 million for the year;

•
use of state guarantees for financings in connection with the energy crisis, among others, for gas fuel operators’ debt, who experienced financial difficulties and for companies directed to buy coal in order to ensure coal accessibility. In 2022, such guarantees, reached PLN 24,630 million for the year; and

•
further financing for the COVID-19 Response Fund.

TOTAL EXTERNAL DEBT
Gross external debt, as defined in IMF 2013 External Debt Statistics: Guide for Compilers and Users, is the outstanding amount of those actual current, non-contingent liabilities that require payment(s) of principal and/or interest by the debtor at some point(s) in the future and are owed to non-residents by residents of a given country. It refers to gross debt, i.e. the particular foreign liabilities of Poland (with no deduction of Polish assets abroad). The external debt obligations take into account only those that are existing and unregulated (i.e., the creditor must have a claim against the debtor). External debt covers the entire range of debt instruments, regardless of how they are constructed.
The distinction between domestic and external (foreign) debt is based solely on the criterion of residence, regardless of the currency involved.
External debt has been presented using standards outlined by the IMF in the Balance of Payments and BPM6.
Total external debt as of September 30, 2022, was EUR 338,892 million. Short-term debt on an original maturity basis constituted 32.1 percent of the total external debt and was completely covered by the official reserve assets. The general government sector’s foreign debt constituted 25.4 percent of Poland’s total foreign debt. The share of the enterprise sector (including Direct Investment) in total external debt was 54.6 percent.
	As at December 31,
	2018	2019	2020	2021	As at September 30, 2022*
	(EUR millions)
Central Bank	10,996	12,392	11,844	15,163	19,860
Other investment	10,996	12,392	11,844	15,163	19,860
Special drawing rights (SDRs), Allocation	1,584	1,612	1,545	6,472	6,875
Loans	0	0	0	0	0
Currency and deposits	9,412	10,780	10,299	8,691	12,909
Other liabilities	0	0	0	0	76
Central and local government	113,605	102,780	96,897	89,953	86,125
Debt securities	93,720	83,612	73,053	59,861	53,920
Bonds and notes	93,720	83,612	72,852	59,860	53,920
Money market instruments	0	0	201	1	0
Other investment	19,885	19,168	23,844	30,092	32,205
Trade credits	10	17	45	52	55
Loans	19,818	19,092	22,303	28,868	31,132
Other liabilities	57	59	1,496	1,172	1,018
MFIs except the Central Bank	48,876	47,482	48,919	48,302	47,886
Debt securities	7,867	9,361	10,389	10,456	10,121
Bonds and notes	7,867	9,361	10,362	10,456	10,121
Money market instruments	0	0	27	0	0
Other investment	41,009	38,121	38,530	37,846	37,765
Loans	23,244	21,070	20,811	19,543	19,077
Currency and deposits	16,442	16,061	16,640	18,109	18,405
Other liabilities	1,323	990	1,079	194	283
Other sectors	58,539	66,997	62,289	71,451	79,373
Debt securities	2,589	2,797	2,957	5,063	4,302

	As at December 31,
	2018	2019	2020	2021	As at September 30, 2022*
	(EUR millions)
Bonds and notes	2,580	2,788	2,957	5,061	4,297
Money market instruments	9	9	0	2	5
Other investment	55,950	64,200	59,332	66,388	75,071
Currency and deposits	0	0	0	0	0
Trade credits	16,897	17,643	16,820	21,101	26,069
Loans	37,481	43,471	39,862	42,571	46,416
Insurance technical reserves	521	565	561	625	612
Other liabilities	1,051	2,521	2,089	2,091	1,974
Direct investment: intercompany lending	85,294	87,079	87,463	97,841	105,648
Direct investors in direct investment enterprises	39,726	43,343	45,341	50,129	55,613
Direct investment enterprises in direct investors	5,993	4,114	3,321	4,053	4,736
Between related enterprises	39,575	39,622	38,801	43,659	45,299
Total external debt	317,310	316,730	307,412	322,710	338,892

Source: NBP
(*)
Preliminary data.

DESCRIPTION OF THE SECURITIES
The debt securities (“Securities”) will be issued under a Fiscal Agency Agreement between the State Treasury, represented by the Minister of Finance, and a selected fiscal agent.
The following is a summary of certain terms of the Securities. The State Treasury will describe the particular terms of any Securities in the prospectus supplement relating to those Securities. The prospectus supplement may also add, update or change information combined in this prospectus. If the information in this prospectus differs from any subsequent prospectus supplement, you should rely on the updated information in the prospectus supplement. The particular terms of any Securities described in the prospectus supplement may include:
•
the principal amount of the Securities;

•
the price of the Securities;

•
the stated maturity date on which the State Treasury must repay the Securities;

•
the rate of interest the Securities will bear and, if variable, the method by which the interest rate will be calculated;

•
the dates when any interest payments will be made;

•
whether and in what circumstances the State Treasury may redeem the Securities before maturity;

•
the currency in which the State Treasury may pay the Securities and any interest; and

•
any other terms of the Securities.

Status of the Securities and Negative Pledge
The Securities will constitute general and unsecured obligations of Poland and the full faith and credit of Poland will be pledged for the due and punctual payment of the principal of, and interest on, the Securities and for the performance of all obligations of Poland with respect thereto. The Securities will rank pari passu among themselves and at least pari passu in right of payment with all other present and future unsecured obligations of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law.
So long as any of the Securities remain outstanding, Poland will not create or permit (to the extent Poland has the power to refuse such permission) the creation of any Security Interest on any of its present or future assets or revenues, or any part thereof, to secure any Public External Indebtedness of Poland, unless Poland shall procure that all amounts payable under the Securities are secured equally and ratably.
Notwithstanding the above, Poland may create or permit the creation of:
(a)
any Security Interest upon property to secure Public External Indebtedness incurred for the purpose of financing the acquisition of such property (or property which forms part of a class of assets of a similar nature where the Security Interest is by reference to the constituents of such class from time to time); or

(b)
any Security Interest existing on property at the time of its acquisition; or

(c)
any Security Interest arising by operation of law which has not been foreclosed or otherwise enforced against the assets to which it applies; or

(d)
any Security Interest securing or providing for the payment of Public External Indebtedness incurred in connection with any Project Financing provided that such Security Interest applies only to properties which are the subject of such Project Financing or revenues or claims which arise from the operation, failure to meet specifications, exploitation, sale or loss of, or failure to complete, or damage to, such properties; or

(e)
the renewal or extension of any Security Interest described in subparagraphs (a) to (e) above, provided that the principal amount of the Public External Indebtedness secured thereby is not increased.

For these purposes:
“Person” means any individual, company, corporation, firm, partnership, joint venture, association, unincorporated organization, trust or any other juridical entity, including without limitation, a state or an agency of a state or other entity, whether or not having separate legal personality.
“Project Financing” means any arrangement for the provision of funds which are to be used solely to finance a project for the acquisition, construction, development or exploitation of any property pursuant to which the persons providing such funds agree that the principal source of repayment of such funds will be the project and the revenues (including insurance proceeds) generated by such project.
“Public External Indebtedness” means any obligation for borrowed money (a) evidenced by bonds, notes or other securities which are or may be quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market and (b) denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of Poland.
“Security Interest” means any mortgage, charge, pledge, lien, security interest or other encumbrance securing any obligation of Poland or any other type of preferential arrangement having similar effect over any assets or revenues of Poland.
Payment of Additional Amounts
All payments made in respect of a Security, including payments of principal and interest, to a holder of a Security (“Security holder”) that is not a resident of Poland, will be made by the State Treasury without withholding or deducting for or on account of any present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by Poland or any political subdivision or taxing authority within Poland. In the event the State Treasury is required by law to deduct or withhold any such taxes from your payments, the State Treasury will pay to you such additional amounts (“Additional Amounts”) as may be necessary so that the net amount that you receive (including any deduction or withholding with respect to Additional Amounts) is equal to the amount provided for in the Security to be paid to you in the absence of such deduction or withholding. You will not be paid any Additional Amounts, however, if the tax is:
•
a tax that would not have been imposed but for your present or former connection (or a connection of your fiduciary, settlor, beneficiary, member, shareholder or other related party) with Poland, including your (or your fiduciary, settlor, beneficiary, member, shareholder or other related party) being or having been a citizen or resident of Poland or being or having been engaged in a trade or business or present in Poland or having, or having had, a permanent establishment in Poland;

•
imposed because you present a Security in definitive form for payment more than 30 days after the date on which the payment became due and payable;

•
an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

•
a tax, assessment or other governmental charge which is payable other than by withholding;

•
a tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning your nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the Security), if your compliance is required by the laws of Poland or of any political subdivision or taxing authority of Poland to avoid or reduce such tax;

•
required to be withheld by any paying agent from a payment on the Security to the extent that such payment can be made without withholding by another paying agent;

•
a tax, assessment or other governmental charge which is required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to the EU Directive on the Taxation of Savings Income (Directive 2003/48/EC), or any law implementing or complying with, or introduced in order to conform to, such directive; or

•
imposed as a result of any combination of the items listed above.

Furthermore, no Additional Amounts will be paid with respect to any Security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlors with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such Additional Amounts if they held the Security themselves.
In the event that such deduction or withholding is required, the State Treasury will make such deduction or withholding and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The State Treasury will furnish you, upon request, within a reasonable period of time after the date of the payment of any taxes due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the State Treasury.
Any reference herein to principal or interest on the Securities includes any Additional Amounts which may be payable on those Securities.
General
Any monies held by the fiscal agent in respect of any Securities and remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent to the State Treasury. The holders of those Securities may thereafter look only to the State Treasury for any payment. Securities will become void unless holders present them for payment within five years after their maturity date.
The State Treasury may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent will not be a trustee for the holders of the Securities and will not have the same responsibilities or duties to act for such holders as would a trustee. The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.
Default; Acceleration of Maturity
If one or more of the following events shall have occurred and be continuing:
•
the State Treasury fails to pay any interest on any Securities when due and such failure continues for a period of 30 days from the date due for payment thereof; or

•
the State Treasury fails duly to perform or observe any of its other material obligations under or in respect of the Securities, which failure continues unremedied for 45 days after written notice thereof has been delivered by any Security holder to the State Treasury at the specified office of the fiscal agent;

the State Treasury shall, upon receipt of written requests from holders of not less than 25 percent in aggregate outstanding principal amount of the Securities, declare the Securities due and payable, in each case at their principal amount together with accrued interest without further formality. Upon such declaration by the State Treasury, the State Treasury shall give notice thereof in the manner provided in the Fiscal Agency Agreement to the State Treasury and to the holders of the Securities in accordance with such Agreement.
After such declaration, if all amounts then due with respect to the Securities are paid (other than amounts due solely because of such declaration) and all other defaults with respect to the Securities are cured, such declaration may be annulled and rescinded by holders of not less than 50 percent in aggregate outstanding principal amount of the Securities, the “Required Percentage”, by a written notice thereof to the State Treasury at the specified office of the fiscal agent or by the passing of a resolution by the holders of not less than the Required Percentage.
Collective Action Clauses
Section 16 of the Fiscal Agency Agreement contains provisions regarding voting on amendments, modifications and waivers, known as “collective action clauses”.

The Fiscal Agency Agreement contains provisions for convening meetings of Security holders in a given series to consider matters relating to the Securities in that series, including, without limitation, the modification of any provision of the terms of the Securities in that series (including as part of a Multiple Series Proposal). Any such modification may be made if, having been approved in writing by the State Treasury, it is sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the State Treasury and shall be convened by the State Treasury upon the request in writing of Security holders holding not less than 10 percent of the aggregate principal amount of the outstanding Securities in the given series.
As provided below, certain terms, including payment terms and other material terms defined below as Reserved Matters, can be modified without your consent, as long as the requisite supermajority (as set forth below) of the Security holders agrees to the change.
The quorum at any meeting of Security holders convened to vote on an Extraordinary Resolution will be one or more persons present and holding or representing at least 50 percent of the aggregate principal amount of the outstanding Securities in the given series or, at any adjourned meeting of Security holders, one or more persons present and holding or representing at least 25 percent of the aggregate principal amount of the outstanding Securities in a given series; provided, however, that any proposals relating to a Reserved Matter may only be approved by an Extraordinary Resolution passed at a meeting of Security holders at which one or more persons holding or representing at least 66 2∕3 percent of the aggregate principal amount of the outstanding Securities in that series are present. For these purposes, the holder of a Global Security shall be treated as two persons. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Security holders, whether present or not. A resolution may be in writing and any such resolution may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Security holders of the relevant series of Securities.
In the case of a Multiple Series Proposal in relation to a Reserved Matter, a separate meeting will be called and held, or a separate written resolution will be signed, in relation to the Securities in the given series and each other affected series of Debt Securities (together, the “Relevant Debt Securities”, and each series of Relevant Debt Securities, a “Relevant Series”). A Multiple Series Proposal may include one or more alternative proposals relating to, or proposed modifications of the terms and conditions of, each Relevant Series or any agreement governing the issuance or administration of any Relevant Series, provided that all such alternative proposals or proposed modifications are addressed to and may be accepted by any holder of any Debt Security of any Relevant Series.
If a Multiple Series Proposal is not approved in relation to a Reserved Matter by the requisite Extraordinary Resolution as set forth below, but would have been so approved if the Multiple Series Proposal had involved only a single Relevant Series and one or more, but less than all, of the other Relevant Series, that Multiple Series Proposal will be deemed to have been approved in relation to the Relevant Series in respect of which it would otherwise have been approved if the Multiple Series Proposal had involved only such Relevant Series, provided that (i) prior to the record date for the Multiple Series Proposal, the State Treasury has publicly notified holders of the Relevant Debt Securities of the conditions under which the Multiple Series Proposal will be deemed to have been approved if it is approved in the manner described above in relation to a single Relevant Series and some but not all of the other Relevant Series, and (ii) those conditions are satisfied in connection with the Multiple Series Proposal.
For these purposes:
“Debt Securities” means the Securities and any other bills, bonds, debentures, notes or other debt securities issued by the State Treasury in one or more series with an original stated maturity of more than one year, and includes any such obligation, irrespective of its original stated maturity, that formerly constituted a component part of a debt security.

“Extraordinary Resolution” means:
•
in relation to any Multiple Series Proposal in relation to a Reserved Matter:

1)
a)
the affirmative vote of not less than 75 percent of the aggregate principal amount of the outstanding Relevant Debt Securities represented at separate duly called quorate meetings of the holders of all Relevant Series (taken in the aggregate); or

b)
a resolution in writing signed by or on behalf of the holders of not less than 66 2∕3 percent of the aggregate principal amount of the outstanding Relevant Debt Securities (taken in the aggregate); and

2)
a)
the affirmative vote of more than 66 2∕3 percent of the aggregate principal amount of each Relevant Series represented at separate duly called quorate meetings of the holders of each Relevant Series (taken individually); or

b)
a resolution in writing signed by or on behalf of the holders of more than 50 percent of the aggregate principal amount of the outstanding Relevant Debt Securities in each Relevant Series (taken individually).

•
in relation to any other Reserved Matter:

•
a resolution passed at a quorate meeting of Security holders duly convened and held in accordance with the Fiscal Agency Agreement by 75 percent of the aggregate principal amount of all outstanding Securities in the given series; or

•
a resolution in writing signed by or on behalf of Security holders of not less than 66 2∕3 percent of the aggregate principal amount of all outstanding Securities in the given series; and

•
in relation to any other matter:

•
a resolution passed at a meeting of Security holders duly convened and held in accordance with the Fiscal Agency Agreement by a majority consisting of more than 50 percent of the aggregate principal amount of the outstanding Securities in the given series which are represented at that meeting; or

•
a resolution in writing signed by or on behalf of Security holders of more than 50 percent of the aggregate principal amount of all outstanding Securities in the given series.

“Multiple Series Proposal” means a proposal (including a proposed modification of the relevant terms and conditions) affecting (i) the given series of Securities or any agreement governing the issuance or administration of the given series of Securities, and (ii) the Debt Securities of one or more other series or any agreement governing the issuance or administration of such other Debt Securities.
“Reserved Matter” means any proposal to:
•
change the due date for the payment of the principal of, or any installment or interest on, the Securities;

•
reduce the principal amount of the Securities;

•
reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the Securities;

•
reduce the interest rate on any Security or any premium payable upon redemption of the Securities;

•
modify any provision of the terms and conditions of the Securities in connection with any exchange or substitution of the Securities, or the conversion of the Securities into, any other obligations or securities of the State Treasury or any other person, which would result in the terms and conditions of the Securities as so modified being less favorable to the holders of the Securities which are the subject of the terms and conditions as so modified than:

(a)
the provisions of the other obligations or securities of the State Treasury or any other person resulting from the relevant exchange or substitution; or

(b)
if more than one series of other obligations or securities results from the relevant exchange or substitution or conversion, the provisions of the resulting series having the largest aggregate principal amount;

•
change the currency in which any amount in respect of the Securities is payable;

•
shorten the period during which the State Treasury is not permitted to redeem the Securities or permit the State Treasury to redeem the Securities if, prior to such action, the State Treasury is not permitted to do so;

•
change the definition of “outstanding” with respect to the Securities;

•
change the governing law of the Securities;

•
change the courts to the jurisdiction of which the State Treasury has submitted, the State Treasury’s obligation under the Fiscal Agency Agreement or the terms and conditions of the Securities to appoint and maintain an agent for the service of process or the State Treasury’s waiver of immunity with respect to any suit, action or proceeding that may be brought in connection with the Securities or the Fiscal Agency Agreement;

•
reduce the proportion of the principal amount of the Securities or, in the case of a Multiple Series Proposal, the Relevant Debt Securities or the Relevant Series, that is required to constitute a quorum or for any request, demand, authorization, direction, notice, consent, waiver or other action or that is required to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the Securities; or

•
change the obligation of the State Treasury to pay Additional Amounts on the Securities.

Any modification, amendment or supplement made in accordance with the terms of the Securities will be binding on all holders of Securities of that series.
The State Treasury and the fiscal agent may, without the consent of any holder of the Securities of a series, modify, amend or supplement the Fiscal Agency Agreement or the Securities of that series for the purpose of:
•
adding to the covenants of the State Treasury;

•
surrendering any right or power conferred upon the State Treasury;

•
securing the Securities of that series;

•
curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or in the Securities of any series; or

•
amending the Fiscal Agency Agreement or the Securities of that series in any manner that the State Treasury may determine and that does not adversely affect the interest of any holder of Securities of that series in any material respect.

The State Treasury may from time to time, without notice to or the consent of the registered holders of any series of Securities, issue further Securities which will form a single series of Securities, provided the further Securities are fungible with the Securities of the existing series for U.S. federal income tax purposes. These further Securities will have the same terms as to status, redemption or otherwise as the Securities of the existing series and will rank equally with the Securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further Securities or except for the first payment of interest following the issue date of these further Securities.
Residual Maturity Call at the Option of the State Treasury
The State Treasury may, at its option, from and including the date falling three months prior to the maturity date of the Securities to but excluding the maturity date of the Securities, subject to having given not less than 30 nor more than 60 calendar days’ prior notice to the Security holders in accordance with the terms and conditions of the Securities (which notice shall be irrevocable and shall specify the date set for redemption), redeem all, but not some only, of the outstanding Securities at their principal amount plus accrued interest up to but excluding the date set for redemption.
Purchase of Securities by the State Treasury
The State Treasury may at any time purchase any Securities through the market or by tender at any price. If purchases are made by tender, tenders must be available to all holders of Securities of the same series. Any Securities purchased by or on behalf of the State Treasury may be held, resold or cancelled.
Form and Settlement
If specified in a prospectus supplement, the State Treasury will issue the Securities of each series as one or more fully registered global securities (each a “Global Security”), which will be deposited with, or on behalf of, The Depository Trust Company, New York (“DTC”), and/or one or more other depositaries named in the prospectus supplement, such as Euroclear Bank S.A./N.V. (“Euroclear”), or Clearstream Banking, société anonyme (“Clearstream”). Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to DTC or its nominee.
DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities of its participants and facilitates the clearance and settlement of securities transactions through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system in accordance with its rules and requirements of law.
Upon the issuance of the Global Securities, the State Treasury expects that the depositary or nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by the Global Securities to the accounts of institutions that have accounts with the depositary or nominee, known as the participants. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations may impair the ability to own, transfer or pledge beneficial interests in a Global Security.
The State Treasury will provide the fiscal agent with any payment of principal or interest due on the Securities on any interest payment date or at maturity. As soon as possible thereafter, the fiscal agent will make such payments to the depositary or nominee that is the registered owner of the Global Security representing such Securities in accordance with arrangements between the fiscal agent and the depositary. The State Treasury expects that the depositary or nominee, upon receipt of any payment of principal or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the relevant records. The State Treasury also expects that payments by participants to owners of beneficial interests in the Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants. Neither the State Treasury nor the fiscal agent will have any responsibility or liability for payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records.

So long as a depositary or nominee is the registered owner of a Global Security, it will be considered the sole owner and holder of the Securities represented by such Global Security. Except as provided below or in a prospectus supplement, owners of beneficial interests in a Global Security:
•
will not be entitled to have the Securities represented by such Global Security registered in their names;

•
will not receive or be entitled to receive physical delivery of Securities in definitive form upon exchange or otherwise; and

•
will not be considered the owners or holders of any Securities represented by such Global Security.

Accordingly, such person owning a beneficial interest in a Global Security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Securities. Under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action that the depositary or its nominee, as the holder of the Global Security, would be entitled to take, the depositary would authorize the participants to take such action, and the participants would authorize beneficial owners to take such action or would otherwise act upon the instructions of beneficial owners.
Unless stated otherwise in a prospectus supplement, a Global Security may only be transferred as a whole in the following manner:
•
by the related depositary to a nominee of such depositary or by a nominee of such depositary to such depositary or any other nominee of such depositary; or

•
by such depositary or any such nominee to another depositary for such Securities or its nominee or to a successor of the depositary or a nominee of such successor.

Securities represented by a Global Security are exchangeable for Securities in definitive form in denominations specified in the applicable prospectus supplement if:
•
the depositary, or each of Euroclear and Clearstream, notifies the State Treasury that it is unwilling or unable to continue as depositary for such Global Security or if the depositary ceases to be a clearing agency registered under applicable law and a replacement depositary is not appointed within 90 days;

•
the State Treasury decides not to have all of the related Securities represented by such Global Security;

•
an Event of Default has occurred and is continuing; or

•
such other events occur as may be specified in a prospectus supplement.

Any Security that is exchangeable pursuant to the preceding sentence is exchangeable for Securities in definitive form registered in such names as the depositary shall direct. Securities in definitive form may be presented for registration of transfer or exchange at the office of the fiscal agent in The City of New York and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid by check mailed to the registered holders of the Securities. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.
Prescription
The Securities will be subject to the limitation periods relating to claims for principal and interest as provided by Article 118 of the Polish Civil Code, dated April 23, 1964, as amended, which provides a six-year limitation period on claims for principal and a three-year limitation period on claims for interest.
Judgment Currency
The State Treasury agrees that if a judgment or order given or made by any court for the payment of any amount in respect of any Security is expressed in a currency, the judgment currency, other than the U.S.

dollar, the denomination currency, the State Treasury will pay any deficiency arising or resulting from any variation in rates of exchange between the date as of which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment or order and the date of actual payment thereof. This obligation will constitute a separate and independent obligation from the other obligations under the Securities, will give rise to a separate and independent cause of action, will apply irrespective of any waiver or extension granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order.
Governing Law; Consent to Service; Sovereign Immunity
The Fiscal Agency Agreement and the Securities will be governed by and interpreted in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof that would require the application of the laws of a jurisdiction other than the State of New York, except that all matters governing the authorization and execution of the Securities by the State Treasury will be governed by the laws of Poland. The State Treasury will appoint the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016 as its authorized agent upon which process may be served in any action arising out of or based on the Securities which may be instituted in any State or federal court in New York City by any holder of a Security. Poland will irrevocably waive to the fullest extent permitted by law any immunity from jurisdiction to which it might otherwise be entitled in any action (other than a pre- judgment attachment which is expressly not waived) arising out of or based on the Securities which may be instituted by any holder of a Security in any State or federal court in New York City or in any competent court in Poland, except for its sovereign immunity in connection with any actions arising out of or based on U.S. federal or state securities laws as further described below. Such waiver of immunities constitutes only a limited and specific waiver for the purposes of the Securities and under no circumstances shall it be interpreted as a general waiver by Poland or a waiver with respect to proceedings unrelated to the Securities. However, the United States Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”), may provide an effective means of service and preclude granting sovereign immunity in such actions.
The Immunities Act may also provide a means for limited execution upon such property of Poland in the United States as is related to the service or administration of the Securities. Under the laws of Poland, subject to certain exceptions, assets of Poland are immune from attachment or other forms of execution whether before or after judgment. Poland does not waive any immunity in respect of property which is ambassadorial or consular property or buildings or the contents thereof, in each case situated outside Poland, or any bank accounts of such embassies or consulates, in each case necessary for proper ambassadorial and consular functions, or any military property or assets of Poland nor does it waive immunity from execution or attachment or process in the nature thereof.

ENFORCEABILITY OF JUDGMENTS
Poland is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or enforce judgments of courts in the United States against Poland. The State Treasury will irrevocably submit to the jurisdiction of the federal and state courts in New York City, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not all immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Securities brought by any holder of Securities.
Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any state securities laws. In the absence of a waiver of immunity by Poland with respect to such action, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action. The State Treasury has been advised by White & Case, M. Studniarek i Wspólnicy — Kancelaria Prawna Spółka Komandytowa, Polish counsel for the State Treasury, that enforceability in Poland of final judgments of U.S. courts, including those obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws, will be subject to the rules governing enforcement in Poland of civil judgments of foreign courts specified in the Polish Code of Civil Procedure.
Foreign court judgments are recognizable under Article 1145 of the Polish Code of Civil Procedure (Kodeks postępowania cywilnego) and are enforceable in Poland under Article 1150 of the Polish Code of Civil Procedure provided there are no negative grounds listed in Article 1146 of the Polish Code of Civil Procedure or they are not enforceable in the country of their origin, with the exception of foreign court judgments that were issued in the countries with which Poland is bound by a relevant international treaty (bilateral or multilateral) and such treaty waives the application of the relevant provisions of the Polish Code of Civil Procedure.
Pursuant to Article 1145 of the Polish Code of Civil Procedure, judgments of foreign courts issued in civil cases are automatically recognized in Poland by operation of law unless an entity with a legal interest in the proceedings brings a declaratory action under Article 1148 of the Polish Code of Civil Procedure to establish that there exists an exception as set forth in Article 1146 of the Code of Civil Procedure.
Pursuant to Article 1146, Section 1 of the Polish Code of Civil Procedure, a judgment issued by a foreign court will not be recognized if:
(i)
it is not legally final and binding in the state where it was issued;

(ii)
it was issued in a case subject to the exclusive jurisdiction of Polish courts;

(iii)
the defendant, who did not engage in dispute as to the essence of the case, has not received, duly and at a time making it possible to undertake defense, the letter initiating the proceedings;

(iv)
a party was deprived of the possibility to defend itself in the course of proceedings;

(v)
a case for the same claim between the same parties had been pending in Poland earlier than before the foreign court;

(vi)
it is contrary to an earlier legally final and binding judgment of a Polish court or an earlier legally final and binding judgment of a foreign court complying with the conditions of its recognition in Poland issued in a case for the same claim between the same parties; or

(vii)
recognition would be contrary to the basic principles of public policy in Poland.

Reciprocity in the recognition of judgments between Poland and the foreign court’s country is no longer necessary.
Recognition of a foreign judgment in Poland does not automatically bring about its enforcement. In order for a foreign judgment to be declared enforceable in Poland, it has to be enforceable in the country of its origin and should not fall under the conditions for the refusal of recognition set out in Article 1146 of the Polish Code of Civil Procedure.

Subject to the above, if all the relevant conditions are met, the enforceability in Poland of final judgments of U.S. courts would not require retrial in Poland. However, a Polish court would need to issue an order declaring the foreign judgment enforceable in Poland. In addition, Polish law contains specific rules regarding the enforcement against assets of the State Treasury.
In original actions brought before Polish courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws.
The State Treasury has appointed an authorized agent in New York City upon whom service of process can be made. As a result of the State Treasury’s appointment of such agent in New York City, investors will be able to effect service of process upon Poland in original actions in Federal and state courts in New York City (subject to the preceding paragraphs). Regardless of the validity of such service of process under New York law, enforceability in Poland of final judgments of New York courts remains subject as described above. To commence original actions in Polish courts, service of process upon the State Treasury’s New York agent will not suffice, and valid service of process must be made under Polish law. Under Polish law, service of process is effected by delivery of the claim to the circuit court (Sad Okręgowy) and such court is responsible for service upon the defendant to finalize the service of process.

TAXATION
Information regarding Polish, United States federal income and certain other taxation matters will be included in the relevant prospectus supplement.

PLAN OF DISTRIBUTION
This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of Securities.
The State Treasury may sell Securities to or through underwriters. The State Treasury may also sell Securities directly to other purchasers or through agents. These firms may also act as agents. Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the Securities offered by the prospectus supplement.
The Securities may be distributed from time to time in one or more transactions:
•
at a fixed price or prices which the State Treasury may change;

•
at market prices prevailing at the time of sale;

•
at prices related to prevailing market prices; or

•
at negotiated prices.

In connection with the sale of Securities, the State Treasury may pay compensation to underwriters.
Underwriters who act as agents for purchasers of securities may also receive compensation from the purchasers in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers. The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.
Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the Securities Act of 1933. Any discount or commissions received by underwriters, dealers and agents from the State Treasury and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions. The State Treasury will identify any underwriter or agent, and describe any compensation received from us in the prospectus supplement.
The Securities may be a new issue of Securities with no established trading market. Underwriters and agents that the State Treasury sells Securities to for public offering and sale may make a market in the Securities. However, the underwriters and agents will not be obligated to make a market in the securities and may discontinue any market making at any time without notice. The State Treasury cannot assure you that there will be a liquid trading market for the Securities.
The State Treasury may enter into agreements with underwriters, dealers and agents who participate in the distribution of Securities. These agreements may entitle the underwriters, dealers and agents to indemnification by the State Treasury against certain liabilities, including liabilities under the Securities Act of 1933.
The State Treasury may authorize underwriters or other persons acting as their agents to solicit offers by institutions to purchase Securities from the State Treasury under contracts which provide for payment and delivery on a future date. The State Treasury will describe these arrangements in the prospectus supplement. The underwriters may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions. The State Treasury must approve the institutions in all cases. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in connection with the validity or performance of these contracts.

VALIDITY OF THE SECURITIES
Except as may otherwise be indicated in any prospectus supplement, the validity of each series of Securities will be passed upon on behalf of the State Treasury by or on behalf of the Director of the Legal Department, Ministry of Finance, ul. Swiętokrzyska 12, Warsaw, Poland and, as to U.S. and New York State law, by White & Case LLP, 5 Old Broad Street, London EC2N 1DW, United Kingdom, United States counsel for the State Treasury, and, as to Polish law, by White & Case M. Studniarek i Wspólnicy — Kancelaria Prawna Spółka Komandytowa, Q22, Al. Jana Pawła II 22, 00-133 Warsaw, Poland, Polish counsel for the State Treasury. Certain legal matters will be passed upon for any underwriters by counsel identified in the related prospectus supplement. All statements in this prospectus or any prospectus supplement hereto, with respect to matters of Polish law have been passed upon by the Director of the Legal Department, Ministry of Finance, Republic of Poland and are made upon his authority.

AUTHORIZED AGENT IN THE UNITED STATES
The authorized agent of the State Treasury in the United States is the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016.

OFFICIAL STATEMENTS AND DOCUMENTS
Information included herein which is identified as being derived from a publication of or supplied by Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of Poland. All other information herein and in the Registration Statement of which this prospectus is a part, other than included under the caption “Plan of Distribution” herein, is included as a public official statement made on the authority of Magdalena Rzeczkowska, Minister of Finance of the Republic of Poland.

FURTHER INFORMATION
The information set forth herein relating to Poland has been reviewed by Magdalena Rzeczkowska, Minister of Finance of the Republic of Poland, and is included herein on her authority.
The information for which the National Bank of Poland has been cited as the source was provided by the National Bank of Poland. The information for which Statistics Poland is cited as the source was provided by Statistics Poland.
A registration statement, as it may be amended from time to time, relating to the Securities on file at the SEC, contains further information. The SEC maintains an internet site (http://www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC.

ISSUER
The State Treasury of the Republic of Poland
Ministry of Finance
ul. Świętokrzyska 12
00-916 Warsaw Poland
FISCAL AGENT
Citibank, N.A., London Branch
Citigroup Centre
Canada Square
London E14 5LB
United Kingdom
LEGAL ADVISERS
To the Republic of Poland as to United States and New York State law:	To the Republic of Poland as to Polish law:
White & Case LLP	White & Case M. Studniarek i Wspólnicy Kancelaria Prawna Spółka Komandytowa
5 Old Broad Street London EC2N 1DW United Kingdom	Al. Jana Pawła II 22 00-133 Warsaw Poland
LUXEMBOURG LISTING, PAYING AND TRANSFER AGENT
Banque Internationale à Luxembourg, société anonyme
69 route d’Esch
L-2953 Luxembourg

PART II
(As required by Items (11) and (14) of Schedule B of the Securities Act of 1933)
I.
An itemized statement showing estimated expenses of the State Treasury, other than underwriting discounts and commissions, in connection with the offering and sale of a particular issue of securities will be provided in the post-effective amendment to the Registration Statement relating to such issue or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

II.
The issuer hereby agrees to furnish a copy of the opinion of the Director of the Legal Department of the Ministry of Finance, Republic of Poland, as to the legality of each issue of the securities in post-effective amendments to this Registration Statement or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement, in each case together with a translation, where necessary, into the English language.

UNDERTAKINGS
The State Treasury hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)
to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; and

(ii)
to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the State Treasury shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.
(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933shall be deemed to be part of this registration statement as of the time it was declared effective.

CONTENTS OF REGISTRATION STATEMENT
This Registration Statement consists of:
(1)
Facing Sheet;

(2)
Cross Reference Sheet;

(3)
Part I, consisting of the Prospectus;

(4)
Part II, consisting of pages numbered II-1 through II-4; and

(5)
The following exhibits:

(A)
Form of Fiscal Agency Agreement

(B)
Form of Note (attached to the form of Fiscal Agency Agreement under A above)

(C)
Form of Underwriting Agreement

(D)
Legal Opinion of the Director of the Legal Department of the Ministry of Finance of the Republic of Poland as to the legality of the Securities

(E)
Opinions of White & Case LLP, U.S. counsel, and White & Case M. Studniarek i Wspólnicy — Kancelaria Prawna Spółka Komandytowa, Polish counsel, to the Republic of Poland as to the legality of the Securities

(F)
The consent of the Director of the Legal Department, Ministry of Finance, Republic of Poland (included in (D))

(G)
The consents of White & Case LLP and White & Case M. Studniarek i Wspólnicy — Kancelaria Prawna Spółka Komandytowa (included in (E))

(H)
The consent of the Republic of Poland (included on page II-4)

EXHIBIT INDEX
Exhibit Number	Description
A	Form of Fiscal Agency Agreement
B	Form of Note (attached to the form of Fiscal Agency Agreement under A above)
C	Form of Underwriting Agreement
D	Legal Opinion of the Director of the Legal Department of the Ministry of Finance of the Republic of Poland
E	Opinions of White & Case LLP, U.S. counsel, and White & Case M. Studniarek i Wspólnicy — Kancelaria Prawna Spółka Komandytowa, Polish counsel, to the Republic of Poland as to the legality of the Securities
F	The consent of the Director of the Legal Department, Ministry of Finance, Republic of Poland (included in (D))
G	The consents of White & Case LLP and White & Case M. Studniarek i Wspólnicy — Kancelaria Prawna Spółka Komandytowa (included in (E))
H	The consent of the Republic of Poland (included on page II-4)

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in Warsaw, Poland, on March 16, 2023.
THE STATE TREASURY OF THE REPUBLIC OF POLAND,
represented by the Minister of Finance
By
/s/ SEBASTIAN SKUZA

Name:
SEBASTIAN SKUZA

Title:
SECRETARY OF STATE

(1)
Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.